Filed Pursuant to Rule 424(b)(4)
Registration No. 333-183546
Registration No. 333-183757

Prospectus

4,825,000 shares

Common stock

This is a public offering of shares of common stock of Vocera Communications, Inc. We are offering 1,000,000 shares of common stock, and the selling stockholders are offering 3,825,000 shares of common stock.

Our common stock is traded on the New York Stock Exchange under the symbol “VCRA.” The last reported sale price of our common stock on September 6, 2012, as reported on the New York Stock Exchange, was $28.89 per share.

	Per share	Total

Public offering price	$28.750	$138,718,750

Underwriting discounts and commissions	$1.509	$7,280,925

Proceeds to us, before expenses	$27.241	$27,241,000

Proceeds to selling stockholders	$27.241	$104,196,825

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 723,750 additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we are subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about September 12, 2012.

J.P. Morgan	Piper Jaffray

Baird	William Blair

September 6, 2012

Vocera

Communication solutions for healthcare professionals

The Vocera Communication Platform

Caregiver

Patient

Vocera

Nurses

Doctors

Support Services

Vocera helps hospitals improve patient safety and experience, caregiver satisfaction, and hospital workflow efficiency and productivity.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and our consolidated financial statements and related notes, before making an investment decision.

Overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication, Secure Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Secure Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another, or when the patient is discharged from the hospital.

Effective communication is extremely important in hospitals but is difficult to achieve given their mobile and widely dispersed staff. Nurses, doctors and other caregivers have responsibilities throughout the hospital, from the emergency department, operating rooms and patient recovery rooms to nursing stations and other locations inside and outside the hospital. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless patient transitions at shift change and in transfers between departments.

Hospital communications are typically conducted through disparate components, including overhead paging, pagers and mobile phones, often relying on written records of who is serving in specific roles during a particular shift. These legacy communication methods are inefficient, often unreliable, noisy and do not provide “closed loop” communication (in which a caller knows if a message has reached its intended recipient). These communication deficiencies can negatively impact patient safety, delay patient care and result in operational inefficiencies. Our communication platform helps hospitals increase productivity and reduce costs by streamlining operations, and improves patient and staff satisfaction by creating a differentiated “Vocera hospital” experience.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge or through Vocera Connect client applications available for BlackBerry, iPhone and Android smartphones, as well as Cisco wireless IP phones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs.

Our solutions are deployed in over 800 hospitals and healthcare facilities, including large hospital systems, small and medium-sized local hospitals, and a small number of clinics, surgery centers and aged-care facilities. We sell our solutions to healthcare customers primarily through our direct sales force in the United States, and through direct sales and select distribution channels in international markets. In 2011, we generated revenue of $79.5 million, representing growth of 40.0% over 2010, and a net loss of $2.5 million. In the six months ended June 30, 2012, we generated revenue of $48.0 million, representing growth of 28.3% over the six months ended June 30, 2011, and net income of $0.3 million.

Industry overview

Effective communication is extremely important among mobile and widely dispersed healthcare professionals in hospitals. As of December 31, 2011, there were over 6,900 hospitals in the United States. We believe that a combination of policy changes through healthcare reform, demographic trends and downward pressure on healthcare reimbursement is increasing financial pressure on hospitals and other healthcare providers. Furthermore, the nursing shortage in the United States, with over 115,000 openings, can detract from the patient experience and place further strain on hospital operations. Patients are increasingly selecting hospitals and healthcare providers based on quality of care, cost and overall experience with the provider. In addition, healthcare reform initiatives incorporate financial incentives for hospitals to improve the quality of care and patient satisfaction. These forces are driving hospitals to manage their operations more efficiently and to seek ways to improve staff and patient satisfaction through process improvements and technology solutions. The primary communication methods used in hospitals have changed very little in decades. Traditionally, communication inside of a hospital has followed a hub and spoke model in which caregivers are required to leave the patient’s bedside and return to the nursing station in order to attempt to speak with other healthcare professionals. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless patient transitions at shift change and in transfers between departments.

Traditional methods of hospital communication create several impediments to effective care and can degrade patient and caregiver satisfaction:

•

Time away from the bedside.    We believe that inefficient communication processes are one of the main factors that take the nurse away from the patient, which can be both stressful to the patient and frustrating to the nurse, potentially impacting safety and quality of care.

•

Inability to reach the appropriate caregiver in a timely manner.    With numerous people involved in the delivery of patient care in a hospital, valuable time can be lost identifying, locating and contacting the appropriate nurse, physician or other caregiver.

•	Noisy environments. Traditional communication methods, which rely on overhead paging and device alarms, create noise in the hospital that can result in increased patient stress levels and staff frustration. Excessive noise can prevent patients from getting uninterrupted sleep and lengthen recovery time, resulting in an increased length of hospital stay.

•

Lack of closed loop communication.    Confirmation that the appropriate caregiver has received the transmitted information is typically not provided by traditional communication methods, adversely affecting patient care through delays and miscommunication.

Shortcomings in hospital communication not only cause inconvenience and frustration, but can also lead to medical errors and hospital inefficiencies. The Joint Commission, an independent healthcare accreditation organization, reported that of over 2,200 sentinel events reported from 2010 through the first quarter of 2012, communication issues were identified as one of the root causes in 69% of the events. In addition, communication problems can lead to delays in preparing, or identifying the availability of, critical hospital resources such as operating rooms or emergency rooms, leading to lost revenue opportunities. A 2010 University of Maryland study found that U.S. hospitals waste over $12 billion annually as a result of communication inefficiency among care providers.

Benefits of our solutions

We believe our solutions provide the following key benefits:

•

Improve patient safety.    The ability for users of our solutions to instantly connect with the right resources in a closed loop communication process can help reduce medical errors and accidental deaths.

•

Enhance patient experience.    Hospitals can improve patient satisfaction through reduced noise levels, more caregiver time at the patient’s bedside, faster response times and improved communication links between the patient and nurse.

•

Improve caregiver job satisfaction.    By replacing the traditional hub and spoke communication model, our Voice Communication solution enables caregivers to communicate more efficiently, spend more time caring for the patient at the bedside and walk fewer miles per shift, thus improving job satisfaction and employee retention.

•

Increase revenue and reduce expenses.    Hospital resources can be used more efficiently by improving workflow processes, such as increasing operating room turnover, which can lead to higher revenue and lower operating expenses.

Our strengths

We believe that we have the following key competitive strengths:

•

Unified communication solutions focused on the requirements of healthcare providers.    We provide solutions tailored to address communication and workflow challenges within hospitals. These solutions can be integrated with many of our customers’ clinical systems. Our healthcare market focus has led to the development of a platform that facilitates point-of-care communication, improves patient safety and satisfaction and increases hospital efficiency and productivity.

•

Comprehensive proprietary communication solutions.    Since our founding in 2000, we have built a unique, comprehensive unified communication solution consisting of our software platform, wearable communication badge and mobile applications. We believe our Voice Communication solution, which features a wearable, hands-free badge, is the only voice-controlled communication system designed for hospitals. Our proprietary platform, leveraging third-party speech recognition and voiceprint verification software, is a proven and scalable client-server solution. Our Voice Communication solution is protected by 16 issued U.S. patents, and five U.S. patent applications are pending. We recently expanded our portfolio to include solutions that improve communication during patient care transitions and enable secure and reliable messaging.

•

Broad and loyal customer base.    We have a broad and diverse customer base ranging from large hospital systems to small local hospitals and other healthcare facilities. Our customers represent an aggregate of over 800 separate hospitals and other healthcare facilities. We have a growing U.S. customer base and are expanding to hospitals in other English-speaking countries. After an initial sale, our customers frequently expand the deployment of our solutions to additional departments and functional groups. In 2011 and in the six months ended June 30, 2012, our quarterly revenue from existing customers was on average over 85% of our revenue, demonstrating the loyalty of our customer base.

•

Recognized and trusted brand.    Our brand is recognized and endorsed among healthcare professionals as a trusted provider of healthcare communication solutions. Even among non-Vocera hospitals, we have a very strong brand reputation. In a survey we commissioned in 2010, we were the vendor most frequently mentioned by chief information officers, clinicians and other information technology decision makers at non-Vocera hospitals, when asked who they would consider for voice communication solutions. In addition, we have received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions.

•

Experienced management team.    Our management team has developed a culture of innovation with a focus on delivering value and service for our customers. Our management team includes industry executives with operational experience, understanding of the U.S. and international healthcare and technology markets and extensive relationships with hospitals, which we believe provides us with significant competitive advantages.

Our strategy

Our goal is to extend our leadership position as a provider of communication solutions in the healthcare market. Key elements of our strategy include:

•

Expand our business to new U.S. healthcare customers.    As of December 31, 2011, our solutions were deployed in approximately 9% of U.S. hospitals. We plan to continue to expand our direct sales force to win new customers among hospitals of all sizes.

•

Further penetrate our existing installed customer base.    Typically, our customers initially deploy our Voice Communication solution in a few departments of a hospital and gradually expand to additional departments, or additional hospitals within a healthcare system, as they come to fully appreciate the value of our solutions. A key part of our sales strategy includes promoting further adoption of our Voice Communication solution and demonstrating the value of our Secure Messaging and Care Transition solutions to our existing customers.

•

Extend our technology advantage and create new product solutions.    We intend to continue our investment in research and development to enhance the functionality of our communication solutions and increase the value we provide to our customers. We plan to invest in product upgrades, product line extensions and new solutions to enhance our portfolio, such as our recent introduction of client applications for the BlackBerry, iPhone and Android mobile platforms. In October 2011, we introduced the Vocera B3000 badge, our fourth generation communication badge.

•

Pursue acquisitions of complementary businesses, technologies and assets.    In 2010, we completed four small acquisitions to expand our offerings, demonstrating that we can successfully source, acquire and integrate complementary businesses, technologies and assets. We intend to continue to pursue acquisition opportunities that we believe can accelerate the growth of our business.

•

Grow our international healthcare presence.    In addition to our core U.S. market, we sell primarily into other English-speaking markets, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. As of December 31, 2011, our solutions were deployed in over 90 healthcare facilities outside the United States. We plan to utilize our direct sales force and leverage channel partners to expand our presence in other English-speaking markets and enter non-English speaking countries.

•

Expand our communication solutions in non-healthcare markets.    While our current focus is on the healthcare market, we believe that our communication solutions can also provide value in non-healthcare markets, such as hospitality, retail and libraries.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk factors” following this prospectus summary before making an investment decision. These risks include:

•

Although we reported net income for the six months ended June 30, 2012, we have incurred significant losses in the past. If we cannot maintain profitability, our business will be harmed and our stock price could decline.

•	We depend on sales of our Voice Communication solution in the healthcare market for substantially all of our revenue, and any decrease in its sales would harm our business.

•	If we fail to offer high-quality services and support for any of our solutions, our ability to sell those solutions will be harmed.

•	We depend on a number of sole source and limited source suppliers, and if we are unable to source our components from them, our business and operating results could be harmed.

•	If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenue, operating results and reputation could suffer.

Corporate information

We were incorporated in Delaware in February 2000. Our principal executive offices are located at 525 Race Street, San Jose, CA 95126, and our telephone number is (408) 882-5100. Our website address is www.vocera.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Vocera,” “we,” “us” and “our” refer to Vocera Communications, Inc., a Delaware corporation, together with its consolidated subsidiaries.

Vocera® is our primary registered trademark in the United States. Other trademarks appearing in this prospectus are the property of their respective holders.

The offering

Common stock offered by us	1,000,000 shares

Common stock offered by the selling stockholders	3,825,000 shares

Option offered by us	337,500 shares

Option offered by the selling stockholders	386,250 shares

Common stock to be outstanding after this offering	23,369,319 shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Risk factors	You should carefully read the section titled “Risk factors” together with all of the other information set forth in this prospectus before deciding to invest in shares of our common stock.

NYSE symbol	VCRA

The shares of our common stock to be outstanding after this offering are based on 22,138,561 shares of our common stock outstanding as of June 30, 2012 and exclude:

•

3,921,892 shares issuable upon the exercise of stock options outstanding as of June 30, 2012, with a weighted average exercise price of $6.13 per share, of which 161,336 shares were issued upon the exercise of stock options after June 30, 2012 and will be sold in this offering by certain selling stockholders and 69,422 shares will be issued and sold in this offering by a selling stockholder upon the net exercise of stock options, all of which 230,758 shares are included in shares of our common stock to be outstanding after this offering

•	5,000 shares issuable upon the exercise of stock options granted after June 30, 2012, with a weighted average exercise price of $28.40 per share

•	253,310 shares issuable upon the settlement of outstanding restricted stock units as of June 30, 2012

•	5,950 shares issuable upon the settlement of outstanding restricted stock units granted after June 30, 2012

•	114,516 shares issuable upon the exercise of warrants outstanding as of June 30, 2012, with an exercise price of $6.61 per share

•

384,193 shares reserved for issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, both of which contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares of common stock

•

no exercise of options, warrants or rights outstanding as of June 30, 2012, except for 161,336 shares that were issued upon the exercise of stock options after June 30, 2012 and will be sold in this offering by certain selling stockholders and 69,422 shares that will be issued and sold in this offering by a selling stockholder upon the net exercise of stock options

Summary consolidated financial data

The following tables summarize our consolidated financial data and should be read together with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

	Years ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2009	2010	2011	2011	2012

Consolidated statements of operations data:

Revenue
Product	$25,985	$35,516	$50,322	$23,561	$30,792
Service	15,154	21,287	29,181	13,835	17,205

Total revenue	41,139	56,803	79,503	37,396	47,997

Cost of revenue
Product	11,546	12,222	17,465	7,678	10,901
Service	4,320	8,953	14,042	6,708	7,391

Total cost of revenue	15,866	21,175	31,507	14,386	18,292

Gross profit	25,273	35,628	47,996	23,010	29,705

Operating expenses
Research and development	5,992	6,698	9,335	4,591	5,205
Sales and marketing	16,468	20,953	28,151	13,175	15,532
General and administrative	3,489	6,723	11,316	5,081	6,704

Total operating expenses	25,949	34,374	48,802	22,847	27,441

Income (loss) from operations	(676)	1,254	(806)	163	2,264
Interest income	52	33	17	8	26
Interest expense	(141)	(77)	(332)	(122)	(74)
Other income (expense), net	(227)	(367)	(1,073)	(1,217)	(1,492)

Income (loss) before income taxes	(992)	843	(2,194)	(1,168)	724
Benefit (provision) for income taxes	—	367	(285)	(174)	(379)

Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345

Net income (loss) per common share
Basic and diluted	$(0.49)	$0.00	$(0.74)	$(0.42)	$0.00

Weighted average shares used to compute net income (loss) per common share
Basic	2,039	2,223	3,370	3,164	12,700

Diluted	2,039	2,846	3,370	3,164	15,421

Other financial data:
Adjusted EBITDA(1)	$578	$3,821	$3,020	$1,773	$4,960

(1)	Please see ”Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to adjusted EBITDA.

Consolidated balance sheet data as of June 30, 2012 are presented below:

•	on an actual basis

•

on an as adjusted basis to reflect (i) the sale by us of 1,000,000 shares of common stock in this offering at the public offering price of $28.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the sale of 161,336 shares of common stock in this offering by certain selling stockholders issued upon the exercise of stock options after June 30, 2012 and our receipt of the aggregate exercise price, and (iii) the sale of 69,422 shares of common stock in this offering by a selling stockholder upon the net exercise of stock options

June 30, 2012 (in thousands)	Actual	As adjusted

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$79,841	$106,527
Total assets	116,620	143,306
Total stockholders’ equity	79,462	106,148

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We present adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. In addition, adjusted EBITDA is a financial measure used by the compensation committee of the board of directors to pay bonuses under our executive bonus plan. For 2011, the compensation committee made adjustments in addition to those reflected in the table below.

Our management uses adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents, interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision.

•	Adjusted EBITDA does not reflect all of our cash expenditures, or future requirements for capital expenditures.

•	Adjusted EBITDA does not include amortization expense from acquired intangible assets.

•	Adjusted EBITDA does not include the impact of stock-based compensation.

•	Others may calculate adjusted EBITDA differently than we do and these calculations may not be comparable to our adjusted EBITDA metric.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345
Interest income	(52)	(33)	(17)	(8)	(26)
Interest expense	141	77	332	122	74
Provision (benefit) for income taxes	—	(367)	285	174	379
Depreciation and amortization	754	732	1,004	309	842
Amortization of purchased intangibles	—	223	1,006	502	436
Stock-based compensation	492	508	1,458	378	1,279
Acquisition related costs(1)	—	1,047	—	—	—
Change in fair value of warrant and option liabilities	235	424	1,431	1,638	1,631

Adjusted EBITDA	$578	$3,821	$3,020	$1,773	$4,960

(1)	Acquisition related costs consist of third-party costs we incurred in connection with acquisitions we completed in 2010.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected if any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

Although we reported net income for the six months ended June 30, 2012, we have incurred significant losses in the past. If we cannot maintain profitability, our business will be harmed and our stock price could decline.

We have incurred significant losses in the past and may incur losses in the future as we continue to grow our business. As of June 30, 2012, we had an accumulated deficit of $56.5 million. We expect our expenses to increase due to the hiring of additional personnel and the additional operational and reporting costs associated with being a public company. We reported net income for the six months ended June 30, 2012. However, if we cannot maintain profitability, our business will be harmed and our stock price could decline.

Our ability to be profitable in the future depends upon continued demand for our communication solutions from existing and new customers. Further market adoption of our solutions, including increased penetration within our existing customers, depends upon our ability to improve patient safety and satisfaction and increase hospital efficiency and productivity. In addition, our profitability will be affected by, among other things, our ability to execute on our business strategy, the timing and size of orders, the pricing and costs of our solutions, and the extent to which we invest in sales and marketing, research and development and general and administrative resources.

We depend on sales of our Voice Communication solution in the healthcare market for substantially all of our revenue, and any decrease in its sales would harm our business.

To date, substantially all of our revenue has been derived from sales of our Voice Communication solution to the healthcare market and, in particular, hospitals. Any decrease in revenue from sales of our Voice Communication solution would harm our business. For 2011 and the six months ended June 30, 2012, sales of our Voice Communication solution to the healthcare market accounted for over 91% and 97% of our revenue, respectively. In addition, we obtained a significant portion of these sales from existing hospital customers. We anticipate that sales of our Voice Communication solution will represent a significant portion of our revenue for the foreseeable future. While we are evaluating new solutions for non-healthcare markets, we may not be successful in applying our technology to these markets. In any event, we do not anticipate that sales of our Voice Communication solution in non-healthcare markets will represent a significant portion of our revenue for the foreseeable future.

Our success depends in part upon the deployment of our Voice Communication solution by new hospital customers, the expansion and upgrade of our solution at existing customers, and our ability to continue to provide on a timely basis cost-effective solutions that meet the requirements of our hospital customers. Our Voice Communication solution requires a substantial upfront investment by customers. Typically, our hospital customers initially deploy our solution for specific users in specific departments before expanding our solution into other departments or for other users. The cost of the initial deployment depends on the number of users and departments involved, the size and age of the hospital and the condition of the existing wireless infrastructure, if any, within the hospital.

Even if hospital personnel determine that our Voice Communication solution provides compelling benefits over their existing communications methods, their hospitals may not have, or may not be willing to spend, the resources necessary to install and maintain wireless infrastructure to initially deploy and support our solution or expand our solution to other departments or users. Hospitals are currently facing significant budget constraints, ever increasing demands from a growing number of patients, and impediments to obtaining reimbursements for their services. We believe hospitals are currently allocating funds for capital and infrastructure improvements to benefit from recently enacted electronic medical records incentives, which may impact their ability to purchase and deploy our solution. We might not be able to sustain or increase our revenue from sales of our Voice Communication solution, or achieve the growth rates that we envision, if hospitals continue to face significant budgetary constraints and reduce their spending on communications systems.

Our sales cycle can be lengthy and unpredictable, which may cause our revenue and operating results to fluctuate significantly.

Our sales cycles can be lengthy and unpredictable. Our sales efforts involve educating our customers about the use and benefits of our solutions, including the technical capabilities of our solutions and the potential cost savings and productivity gains achievable by deploying them. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions but also their existing communications methods and those of our competitors, and can result in a lengthy sales cycle of nine to 12 months or more. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our solutions are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. As a result, our revenue and operating results may vary significantly from quarter to quarter.

If we fail to increase market awareness of our brand and solutions, and expand our sales and marketing operations, our business could be harmed.

We intend to continue to add personnel and expend resources in sales and marketing as we focus on expanding awareness of our brand and solutions and capitalize on sales opportunities with new and existing customers. Our efforts to improve sales of our solutions will result in an increase in our sales and marketing expense and general and administrative expense, and these efforts may not be successful. Some newly hired sales and marketing personnel may subsequently be determined to be unproductive and have to be replaced, resulting in operational and sales delays and incremental costs. If we are unable to significantly increase the awareness of our brand and solutions or effectively manage the costs associated with these efforts, our business, financial condition and operating results could be harmed.

If we fail to offer high-quality services and support for any of our solutions, our ability to sell those solutions will be harmed.

Our ability to sell our Voice Communication, Secure Messaging or Care Transitions solutions is dependent upon our professional services and technical support teams providing high-quality services and support. Our professional services team assists our customers with their wireless infrastructure assessment, clinical workflow design, communication solution configuration, training and project management during the pre-deployment and deployment stages. Once our solutions are deployed within a customer’s facility, the customer typically depends on our technical support team to help resolve technical issues, assist in optimizing the use of our solutions and facilitate adoption of new functionality. If we do not effectively assist our customers in deploying our solutions, succeed in helping our customers quickly resolve technical and other post-deployment issues, or provide effective ongoing support services, our ability to expand the use of our solutions with existing customers and to sell our solutions to new customers will be harmed. If deployment of our solutions is unsatisfactory, as has been the case with certain third-party deployments in the past, we may incur significant costs to attain and sustain customer satisfaction. As we rapidly hire new services and support personnel, we may inadvertently hire underperforming people who will have to be replaced, or fail to effectively train such employees, leading in some instances to slower growth, additional costs and poor customer relations. In addition, the failure of channel partners to provide high-quality services and support in markets outside the United States could also harm sales of our solutions.

We depend on a number of sole source and limited source suppliers, and if we are unable to source our components from them, our business and operating results could be harmed.

We depend on sole and limited source suppliers for several hardware components of our Voice Communication solution, including our batteries and integrated circuits. We purchase inventory generally through individual purchase orders. Any of these suppliers could cease production of our components, experience capacity constraints, material shortages, work stoppages, financial difficulties, cost increases or other reductions or disruptions in output, cease operations or be acquired by, or enter into exclusive arrangements with, a competitor. These suppliers typically rely on purchase orders rather than long-term contracts with their suppliers, and as a result, even if available, the supplier may not be able to secure sufficient materials at reasonable prices or of acceptable quality to build our components in a timely manner. Any of these circumstances could cause interruptions or delays in the delivery of our solutions to our customers, and this may force us to seek components from alternative sources, which may not have the required specifications, or be available in time to meet demand or on commercially reasonable terms, if at all. Any of these circumstances may also force us to redesign our solutions if a component becomes unavailable in order to incorporate a component from an alternative source.

Our solutions incorporate multiple software components obtained from licensors on a non-exclusive basis, such as voice recognition software, software supporting the runtime execution of our software platform, and database and reporting software. Our license agreements can be terminated for cause. In many cases, these license agreements specify a limited term and are only renewable beyond that term with the consent of the licensor. If a licensor terminates a license agreement for cause, objects to its renewal, or conditions renewal on modified terms and conditions, we may be unable to obtain licenses for equivalent software components on reasonable terms and conditions, including licensing fees, warranties or protection from infringement claims. Some licensors may discontinue licensing their software to us or support of the software version used in our solutions. In such circumstances, we may need to redesign our solutions at substantial cost to incorporate alternative software components or be subject to higher royalty costs. Any of these circumstances could adversely affect the cost and availability of our solutions.

Third-party licensors generally require us to incorporate specific license terms and conditions in our agreements with our customers. If we are alleged to have failed to incorporate these license terms and conditions, we may be subject to claims by these licensors, incur significant legal costs defending ourselves against such claims and, if such claims are successful, be subject to termination of licenses, monetary damages, or an injunction against the continued distribution of one or more of our solutions.

Because we depend upon a contract manufacturer, our operations could be harmed and we could lose sales if we encounter problems with this manufacturer.

We do not have internal manufacturing capabilities and rely upon a contract manufacturer, SMTC Corporation, to produce the primary hardware component of our Voice Communication solution. We have entered into a manufacturing agreement with SMTC that is terminable by either party with advance notice and that may also be terminated for a material uncured breach. We also rely on original design manufacturers, or ODMs, to produce accessories, including batteries, chargers and attachments. If SMTC or an ODM is unable or unwilling to continue manufacturing components of our solutions in the volumes that we require, fails to meet our quality specifications or significantly increases its prices, we may not be able to deliver our solutions to our customers with the quantities, quality and performance that they expect in a timely manner. As a result, we could lose sales and our operating results could be harmed.

SMTC or ODMs may experience problems that could impact the quantity and quality of components of our Voice Communication solution, including disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, component or material shortages and cost increases. SMTC and these ODMs generally rely on purchase orders rather than long-term contracts with their suppliers, and as a result, may not be able to secure sufficient components or other materials at reasonable prices or of acceptable quality to build components of our solutions in a timely manner. The majority of the components of our Voice Communication solution are manufactured in Asia or Mexico and adverse changes in political or economic circumstances in those locations could also disrupt our supply and quality of components of our solutions. In October 2011, we introduced the B3000 badge. Initial production of this product commenced with SMTC in the United States, and new production fully transitioned to Mexico in May 2012. Companies occasionally encounter unexpected difficulties in ramping up production of new products, and we may experience such difficulties with the B3000 badge. SMTC and our ODMs also manufacture products for other companies. Generally, our orders represent a relatively small percentage of the overall orders received by SMTC and these ODMs from their customers; therefore, fulfilling our orders may not be a priority in the event SMTC or an ODM is constrained in its ability to fulfill all of its customer obligations. In addition, if SMTC or an ODM is unable or unwilling to continue manufacturing components of our solutions, we may have to identify one or more alternative manufacturers. The process of identifying and qualifying a new contract manufacturer or ODM can be time consuming, and we may not be able to substitute suitable alternative manufacturers in a timely manner or at an acceptable cost. Additionally, transitioning to a new manufacturer may cause us to incur additional costs and delays if the new manufacturer has difficulty manufacturing components of our solutions to our specifications or quality standards.

If we fail to forecast our manufacturing requirements accurately, or fail to properly manage our inventory with our contract manufacturer, we could incur additional costs and experience manufacturing delays, which can adversely affect our operating results.

We place orders with our contract manufacturer, SMTC, and we and SMTC place orders with suppliers based on forecasts of customer demand. Because of our international low cost sourcing strategy, our lead times are long and cause substantially more risk to forecasting accuracy than would result were lead times shorter. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates affecting our ability to meet our customers’ demands for our solutions. We also may face additional forecasting challenges due to product transitions in the components of our solutions, or to our suppliers discontinuing production of materials and subcomponents required for our solutions. If demand for our solutions increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to source additional materials and subcomponents to produce components of our solutions or to expedite the manufacture and delivery of additional inventory. If we underestimate customer demand, our contract manufacturer may have inadequate materials and subcomponents on hand to produce components of our solutions, which could result in manufacturing interruptions, shipment delays, deferral or loss of revenue, and damage to our customer relationships. Conversely, if we overestimate customer demand, we and SMTC may purchase more inventory than required for actual customer orders, resulting in excess or obsolete inventory, thereby increasing our costs and harming our operating results.

If hospitals do not have and are not willing to install or upgrade the wireless infrastructure required to effectively operate our Voice Communication solution, then they may experience technical problems or not purchase our solution at all.

The effectiveness of our Voice Communication solution depends upon the quality and compatibility of the communications environment of our healthcare customers. Our solutions require voice-grade wireless, or Wi-Fi, installed through large enterprise environments, which can vary from hospital to hospital and from department to department within a hospital. Many hospitals have not installed a voice-grade wireless infrastructure. If potential customers do not have a wireless network that can properly and fully interoperate with our Voice Communication solution, then such a network must be installed, or an existing Wi-Fi network must be upgraded or modified, for example, by adding access points in stairwells, for our Voice Communication solution to be fully functional. The additional cost of installing or upgrading a Wi-Fi network may dissuade potential customers from installing our solution. Furthermore, if changes to a customer’s physical or information technology environment cause integration issues or degrade the effectiveness of our solution, or if the customer fails to upgrade its environment as may be required for software releases or updates, the customer may not be able to fully utilize our solution or may experience technical problems, or these changes may impact the performance of other wireless equipment being used. If such circumstances arise, prospective customers may not purchase or existing customers may not expand their use of or deploy upgraded versions of our Voice Communication solution, thereby harming our business and operating results.

If we fail to achieve and maintain certification for certain U.S. federal standards, our sales to U.S. government customers will suffer.

We believe that a significant opportunity exists to sell our products to healthcare facilities in the Veterans Administration and Department of Defense, or DoD. These customers require independent certification of compliance with particular requirements relating to encryption, security, interoperability and scalability. These requirements include compliance with Federal Information Processing Standard, or FIPS, 140-2 and, as to DoD facilities, certification by the Joint Interoperability and Test Command, or JITC, of DoD and under the DoD Information Assurance Certification and Accreditation Process, or DIACAP. We have received certification under certain of these standards for a military-specific configuration of the Vocera Communication solution incorporating the B2000 badge. We are carrying out activities intended to achieve additional certifications, including certifications applicable to the B3000 badge and future products as well. A failure on our part to comply in a timely manner with these requirements, or to maintain certification, both as to current products and as to new product versions, could adversely impact our revenue.

We plan to opportunistically expand our communications solutions in non-healthcare markets, but this expansion may not be successful.

We are currently focused on selling our communications solutions to the healthcare market. We are evaluating how to further serve non-healthcare markets, but we plan to address non-healthcare markets opportunistically. We may not be successful in further penetrating the current non-healthcare markets we serve or in selling our solutions to new markets. Our Voice Communication solution has been deployed in over 100 customers in non-healthcare markets, including hospitality, retail and libraries. For both 2011 and the six months ended June 30, 2012, total revenue from non-healthcare customers accounted for 3% of our revenue. If we cannot maintain these customers by providing communications solutions that meet their requirements, if we cannot successfully expand our communications solutions in non-healthcare markets or if our solutions are adopted more slowly than we anticipate, we may not obtain significant revenue from these markets. We may experience challenges as we expand in non-healthcare markets, including pricing pressure on our solutions and technical issues as we adapt our solutions for the requirements of new markets. Our communications solutions also may not contain the functionality required by these non-healthcare markets or may not sufficiently differentiate us from competing solutions such that customers can justify deploying our solutions.

If we fail to successfully develop and introduce new solutions and features to existing solutions, our revenue, operating results and reputation could suffer.

Our success depends, in part, upon our ability to develop and introduce new solutions and features to existing solutions that meet existing and new customer requirements. We may not be able to develop and introduce new solutions or features on a timely basis or in response to customers’ changing requirements, or that sufficiently differentiate us from competing solutions such that customers can justify deploying our solutions. We may experience technical problems and additional costs as we introduce new features to our software platform, deploy future models of our wireless badges and integrate new solutions with existing customer clinical systems and workflows. In addition, we may face technical difficulties as we expand into non-English speaking countries and incorporate non-English speech recognition capabilities into our Voice Communication solution. Our recently introduced B3000 badge has reduced demand for our existing B2000 badges, and we must therefore successfully manage the transition from existing badges, avoid excessive inventory levels and ensure that sufficient supplies of new badges can be delivered to meet customer demand. We also may incur substantial costs or delays in the manufacture of the B3000 badge and any additional new products or models as we seek to optimize production methods and processes at our contract manufacturer. In addition, we expect that we will at least initially achieve lower gross margins on new models, while endeavoring to reduce manufacturing costs over time. If any of these problems were to arise, our revenue, operating results and reputation could suffer.

If we do not achieve the anticipated strategic or financial benefits from our acquisitions or if we cannot successfully integrate them, our business and operating results could be harmed.

We have acquired, and in the future may acquire, complementary businesses, technologies or assets that we believe to be strategic, such as our four acquisitions completed in 2010. We may not achieve the anticipated strategic or financial benefits, or be successful in integrating any acquired businesses, technologies or assets. If we cannot effectively integrate our Voice Communication solution with our Secure Messaging and Care Transition solutions and successfully market and sell these solutions, we may not achieve market acceptance for, or significant revenue from, these new solutions.

Integrating newly acquired businesses, technologies and assets could strain our resources, could be expensive and time consuming, and might not be successful. Our recent acquisitions expose us, and if we acquire or invest in additional businesses, technologies or assets, we will be further exposed, to a number of risks, including that we may:

•	experience technical issues as we integrate acquired businesses, technologies or assets into our existing communications solutions

•	encounter difficulties leveraging our existing sales and marketing organizations, and direct sales channels, to increase our revenue from acquired businesses, technologies or assets

•	find that the acquisition does not further our business strategy, we overpaid for the acquisition or the economic conditions underlying our acquisition decision have changed

•	have difficulty retaining the key personnel of acquired businesses

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suffer disruption to our ongoing business and diversion of our management’s attention as a result of transition or integration issues and the challenges of managing geographically or culturally diverse enterprises

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experience unforeseen and significant problems or liabilities associated with quality, technology and legal contingencies relating to the acquisition, such as intellectual property or employment matters

In addition, from time to time we may enter into negotiations for acquisitions that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, the ownership of existing stockholders would be diluted. In addition, acquisitions may result in the incurrence of debt, contingent liabilities, large write-offs or other unanticipated costs, events or circumstances, any of which could harm our operating results.

If we are not able to manage our growth effectively, or if our business does not grow as we expect, our operating results will suffer.

We have experienced significant revenue growth in a short period of time. For example, our revenue increased from $19.8 million for the six months ended June 30, 2009 to $48.0 million for the six months ended June 30, 2012, and during these periods, we significantly expanded our operations and more than doubled the number of our employees from 129 as of January 1, 2009 to 308 as of June 30, 2012. Our rapid growth has placed, and will continue to place, a significant strain on our management systems, infrastructure and other resources. We plan to hire additional direct sales and marketing personnel domestically and internationally, acquire complementary businesses, technologies or assets, and increase our investment in research and development. Our future operating results depend to a large extent on our ability to successfully implement these plans and manage our anticipated expansion. To do so successfully we must, among other things:

•	manage our expenses in line with our operating plans and current business environment

•	maintain and enhance our operational, financial and management controls, reporting systems and procedures

•	integrate acquired businesses, technologies or assets

•	manage operations in multiple locations and time zones

•	develop and deliver new solutions and enhancements to existing solutions efficiently and reliably

In 2012, we began the planning process for a new enterprise resource planning application, or ERP, with the planned implementation to begin in the fourth quarter of 2012. We may experience difficulties in implementing the ERP, and we may fail to obtain the risk mitigation benefits that the implementation is designed to produce. The implementation could also be disruptive to our operations, including the ability to timely ship and track product orders to our customers, project inventory requirements, manage our supply chain and otherwise adequately service our customers.

We expect to incur costs associated with the investments made to support our growth before the anticipated benefits or the returns are realized, if at all. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or enhancements to existing solutions. We may also fail to satisfy customer requirements, maintain quality, execute our business plan or respond to competitive pressures, which could result in lower revenue and a decline in the share price of our common stock.

We generally recognize revenue from maintenance and support contracts over the contract term, and changes in sales may not be immediately reflected in our operating results.

We generally recognize revenue from our customer maintenance and support contracts ratably over the contract term, which is typically 12 months, in some cases subject to an early termination right. For 2011 and the six months ended June 30, 2012, revenue from our maintenance and support contracts accounted for 27.0% and 26.0% of our revenue, respectively. A portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to maintenance and support contracts entered into during previous quarters. Consequently, a decline in new or renewed maintenance and support by our customers in any one quarter may not be immediately reflected in our revenue for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods.

The failure of our equipment lease customers to pay us under leasing agreements with them that we do not sell to third party lease finance companies could harm our revenue and operating results.

We recently began offering our badges and related accessories to our customers through multi-year equipment lease agreements. For a sale, we recognize product-related revenue at the net present value of the lease payment stream once our obligations related to such sale have been met. We plan to sell these leases, including the related accounts receivables, to third party lease finance companies on a non-recourse basis. We, however, may not be able to sell these leases to third party lease finance companies. In such event, we will have to retain such leases in-house, which would expose us to the creditworthiness of such equipment lease customers over the lease term. For the leases that we retain in-house, our ability to collect payments from a customer or to recognize revenue for the sale could be impaired if the customer fails to meet its obligations to us such as in the case of its bankruptcy filing or deterioration in its financial position, or has other creditworthiness issues, any of which could harm our revenue and operating results.

Our revenue and operating results have fluctuated, and are likely to continue to fluctuate, which may make our quarterly results difficult to predict, cause us to miss analyst expectations and cause the price of our common stock to decline.

Our operating results may be difficult to predict, even in the near term, and are likely to fluctuate as a result of a variety of factors, many of which are outside of our control. We have historically obtained substantially all of our revenue from the sale of our Voice Communication solution, which we anticipate will represent the most significant portion of our revenue for the foreseeable future, as we only recently began offering our Secure Messaging and Care Transition solutions.

Comparisons of our revenue and operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

•	the financial health of our healthcare customers and budgetary constraints on their ability to upgrade their communications

•	changes in the regulatory environment affecting our healthcare customers, including impediments to their ability to obtain reimbursement for their services

•	our ability to expand our sales and marketing operations

•	the procurement and deployment cycles of our healthcare customers and the length of our sales cycles

•	variations in the amount of orders booked in a prior quarter but not delivered until later quarters

•	our mix of solutions and pricing, including discounts by us or our competitors

•	our ability to forecast demand and manage lead times for the manufacture of our solutions

•	our ability to develop and introduce new solutions and features to existing solutions that achieve market acceptance

Our success depends upon our ability to attract, integrate and retain key personnel, and our failure to do so could harm our ability to grow our business.

Our success depends, in part, on the continuing services of our senior management and other key personnel, and our ability to continue to attract, integrate and retain highly skilled personnel, particularly in engineering, sales and marketing. Competition for highly skilled personnel is intense, particularly in the Silicon Valley where our headquarters are located. If we fail to attract, integrate and retain key personnel, our ability to grow our business could be harmed.

The members of our senior management and other key personnel are at-will employees, and may terminate their employment at any time without notice. If they terminate their employment, we may not be able to find qualified individuals to replace them on a timely basis or at all and our senior management may need to divert their attention from other aspects of our business. Former employees may also become employees of a competitor. We may also have to pay additional compensation to attract and retain key personnel. We also anticipate hiring additional engineering, marketing and sales, and services personnel to grow our business. Often, significant amounts of time and resources are required to train these personnel. We may incur significant costs to attract, integrate and retain them, and we may lose them to a competitor or another company before we realize the benefit of our investments in them.

We primarily compete in the rapidly evolving and competitive healthcare market, and if we fail to effectively respond to competitive pressures, our business and operating results could be harmed.

We believe that at this time the primary competition for our Voice Communication solution consists of traditional methods using wired phones, pagers and overhead intercoms. While we believe that our system is superior to these legacy methods, our solution requires a significant infrastructure investment by a hospital, and many hospitals may not recognize the value of implementing our solution.

Manufacturers and distributors of product categories such as cellular phones, pagers, mobile radios and in-building wireless telephones attempt to sell their products to hospitals as components of an overall communication system. Of these product categories, in-building wireless telephones represent the most significant competition for the sale of our solution. The market for in-building wireless phones is dominated by large horizontal communications companies such as Cisco Systems, Ascom and Polycom, which recently announced the sale of its Spectralink wireless phones business to a Sun Capital Partners’ affiliate. In addition, while smartphones and tablets are not at present direct competitors, their proliferation may make them a de facto standard for hospital workflow, thereby making our solution less attractive to customers.

While we do not have a directly comparable competitor that provides a richly featured voice communication system for the healthcare market, we could face such competition in the future. Potential competitors in the healthcare or communications markets include large, multinational companies with significantly more resources to dedicate to product development and sales and marketing. These companies may have existing relationships within the hospital, which may enhance their ability to gain a foothold in our market. Customers may prefer to purchase a more highly integrated or bundled solution from a single provider or an existing supplier rather than a new supplier, regardless of performance or features. Accordingly, if we fail to effectively respond to competitive pressures, we could experience pricing pressure, reduced profit margins, higher sales and marketing expenses, lower revenue and the loss of market share, any of which would harm our business, operating results or financial condition.

Our international operations subject us, and may increasingly subject us in the future, to operational, financial, economic and political risks abroad.

Although we derive a relatively small portion of our revenue from customers outside the United States, we believe that non-U.S. customers could represent an increasing share of our revenue in the future. During 2011 and the six months ended June 30, 2012, we obtained 7.3% and 12.1% of our revenue, respectively, from customers outside of the United States, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. Accordingly, we are subject to risks and challenges that we would not otherwise face if we conducted our business solely in the United States, including:

•	challenges incorporating non-English speech recognition capabilities into our solutions as we expand into non-English speaking countries

•	difficulties integrating our solutions with wireless infrastructures with which we do not have experience

•	difficulties integrating local dialing plans and applicable PBX standards

•	challenges associated with delivering support, training and documentation in several languages

•	difficulties in staffing and managing personnel and resellers

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the need to comply with a wide variety of foreign laws and regulations, including increasingly stringent data privacy regulations, requirements for export controls for encryption technology, employment laws, changes in tax laws and tax audits by government agencies

•	political and economic instability in, or foreign conflicts that involve or affect, the countries of our customers

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles

•	exposure to competitors who are more familiar with local markets

•	limited or unfavorable intellectual property protection in some countries

•	currency exchange rate fluctuations, which could affect the price of our solutions relative to locally produced solutions

Any of these factors could harm our existing international business, impair our ability to expand into international markets or harm our operating results.

Our Voice Communication solution is highly complex and may contain undetected software or hardware errors that could harm our reputation and operating results.

Our Voice Communication solution incorporates complex technology, is deployed in a variety of complex hospital environments and must interoperate with many different types of devices and hospital systems. While we test the components of our solutions for defects and errors prior to release, we or our customers may not discover a defect or error until after we have deployed our solution, integrated it into the hospital environment and our customer has commenced general use of the solution. For example, in 2005, a prior model of our wireless badge, the B1000, was affected by chipset compatibility issues with certain wireless access points at customer facilities, resulting in our exchanging a large percentage of deployed badges for new badges. We did this exchange at no cost to our customers, thereby incurring substantial costs. In addition, our solutions in some cases are integrated with hardware and software offered by “middleware” vendors in order to interoperate with nurse call systems, device alarms and other hospital systems. If we cannot successfully integrate our solution with these vendors as needed or if any hardware or software of these vendors contains any defect or error, then our solution may not perform as designed, or may exhibit a defect or error.

Any defects or errors in, or which are attributed to, our solutions, could result in:

•	delayed market acceptance of our affected solutions

•	loss of revenue or delay in revenue recognition

•	loss of customers or inability to attract new customers

•	diversion of engineering or other resources for remedying the defect or error

•	damage to our brand and reputation

•	increased service and warranty costs

•	legal actions by our customers and hospital patients, including product liability claims

If any of these occur, our operating results and reputation could be harmed.

We face potential liability related to the privacy and security of personal information collected through our solutions.

In connection with our healthcare communications business, we may handle or have access to personal health information subject in the United States to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, regulations issued pursuant to these statutes, state privacy and security laws and regulations, and associated contractual obligations as a “business associate” of healthcare providers. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our solutions, a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in our products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our business. In addition, the use and disclosure of personal health information is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability to us, result in adverse publicity and negatively affect our business. For example, the European Union, or EU, adopted the Data Protection Directive, or DPD, imposing strict regulations and establishing a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all EU member states through national laws. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada’s Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use and disclose personal information in the course of commercial activities. A finding that we have failed to comply with applicable laws and regulations regarding the collection, use and disclosure of personal information could create liability for us, result in adverse publicity and negatively affect our business.

Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate our services and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our solutions, and may affect our ability to invest in or jointly develop solutions in the United States and in foreign jurisdictions. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.

Developments in the healthcare industry and governing regulations could negatively affect our business.

Substantially all of our revenue is derived from customers in the healthcare industry, in particular, hospitals. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Developments generally affecting the healthcare industry, including new regulations or new interpretations of existing regulations, could adversely affect spending on information technology and capital equipment by reducing funding, changes in healthcare pricing or delivery or creating impediments for obtaining healthcare reimbursements, thereby causing our sales to decline and negatively impacting our business. For example, the profit margins of our hospital customers are modest and pending changes in reimbursement for healthcare costs may reduce the overall solvency of our customers or cause further deterioration in their financial or business condition.

In March 2010, the United States enacted comprehensive healthcare reform legislation through the Patient Protection and Affordable Health Care for America Act and the Health Care and Education Reconciliation Act. The new law is expected to increase the number of Americans with health insurance coverage by approximately 32 million through individual and employer mandates, subsidies offered to lower income individuals with smaller employers and broadening of Medicaid eligibility, and to affect healthcare reimbursement levels for healthcare providers. We cannot predict with certainty what the ultimate effect of federal healthcare reform or any future legislation or regulation, or healthcare initiatives, if any, implemented at the state level, will have on us or our customers. For example, the federal healthcare reform imposes a 2.3% excise tax on medical devices beginning January 2013, to which our company would be subject if any of our communications solutions are classified as medical devices. The impact of the tax, coupled with reform-associated payment reductions to Medicare and Medicaid reimbursement, could harm our business, operating results and cash flows.

In addition, our customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to our communications solutions. The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our solutions will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

Our use of open source and non-commercial software components could impose risks and limitations on our ability to commercialize our solutions.

Our solutions contain software modules licensed under open source and other types of non-commercial licenses, including the GNU Public License, the GNU Lesser Public License, the Apache License and others. We also may incorporate open source and other licensed software into our solutions in the future. Use and distribution of such software may entail greater risks than use of third-party commercial software, as licenses of these types generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some of these licenses require the release of our proprietary source code to the public if we combine our proprietary software with open source software in certain manners. This could allow competitors to create similar products with lower development effort and time and ultimately result in a loss of sales for us.

The terms of many open source and other non-commercial licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, in order to continue offering our solutions, we could be required to seek licenses from alternative licensors, which may not be available on a commercially reasonable basis or at all, to re-engineer our solutions or to discontinue the sale of our solutions in the event we cannot obtain a license or re-engineer our solutions on a timely basis, any of which could harm our business and operating results. In addition, if an owner of licensed software were to allege that we had not complied with the conditions of the corresponding license agreement, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages, be required to disclose our source code, or be enjoined from the distribution of our solutions.

Claims of intellectual property infringement could harm our business.

Vigorous protection and pursuit of intellectual property rights has resulted in protracted and expensive litigation for many companies in our industry. Although claims of this kind have not materially affected our business to date, there can be no assurance of the absence of such claims in the future. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements, any of which could harm our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to many other industry participants, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products and against whom our potential patents may provide little or no deterrence.

Many potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain solutions or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends, in part, on our ability to protect our proprietary technology. We protect our proprietary technology through patent, copyright, trade secret and trademark laws in the United States and similar laws in other countries. We also protect our proprietary technology through licensing agreements, nondisclosure agreements and other contractual provisions. These protections may not be available in all cases or may be inadequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or solutions in an unauthorized manner. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent, or superior, to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

To prevent unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property. While we plan to continue to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patent applications will be approved

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us

Our failure to obtain patents with claims of a scope necessary to cover our technology, or the invalidation of our patents, or our inability to protect any of our intellectual property, may weaken our competitive position and harm our business and operating results. We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may harm our business, operating results and financial condition.

Our solutions could be subject to regulation by the U.S. Food and Drug Administration or similar foreign agencies, which could increase our operating costs.

We provide devices that may be, or may become, subject to regulation by the U.S. Food and Drug Administration, or FDA, and similar agencies in other countries, or the jurisdiction of these agencies could be expanded in the future to include our solutions. The FDA regulates certain products, including software-based products, as “medical devices” based, in part, on the intended use of the product and the risk the device poses to the patient should the device fail to perform properly. Although we have concluded that our wireless badge is a general-purpose communications device not subject to FDA regulation, the FDA could disagree with our conclusion, or changes in our solutions or the FDA’s evolving regulation could lead to FDA regulation of our solutions. Many other countries in which we sell or may sell our solutions could also have similar regulations applicable to our solutions, some of which may be subject to change or interpretation. We may incur substantial operating costs if we are required to register our solutions or components of our solutions as regulated medical devices under U.S. or foreign regulations, obtain premarket approval from the FDA or foreign regulatory agencies, and satisfy the extensive reporting requirements. In addition, failure to comply with these regulations could result in enforcement actions and monetary penalties.

Product liability or other liability claims could cause us to incur significant costs, adversely affect the sales of our solutions and harm our reputation.

Our solutions are utilized by healthcare professionals and others in the course of providing patient care. It is possible that patients, family members, physicians or others may allege we are responsible for harm to patients or healthcare professionals due to defects in, the malfunction of, the characteristics of, or the operation of, our solutions. Any such allegations could harm our reputation and ability to sell our solutions.

Components of our solutions utilizing Wi-Fi also emit radio frequency, or RF, energy. RF emissions have been alleged, in connection with cellular phones, to have adverse health consequences. While these components of our solutions comply with guidelines applicable to such emissions, some may allege that these components of our solutions cause adverse health consequences or applicable guidelines may change making these components of our solutions non-compliant. Regulatory agencies in the United States and other countries in which we do or plan to do business may implement regulations concerning RF emissions standards. In addition, healthcare professionals have alleged and may allege in the future that magnets in our badges may emit electromagnetic radiation or otherwise interfere with implanted medical or other devices. Any such allegations or non-compliance, or any regulatory developments, including any changes affecting the transmission of radio signals, could negatively impact the sales of our solutions, require costly modifications to our solutions and harm our reputation.

Although our customer agreements contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our potential liability, we could be required to spend significant amounts of management time and resources to defend ourselves against product liability, tort, warranty or other claims. If any such claims were to prevail, we could be forced to pay damages, comply with injunctions or stop distributing our solutions. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our business. We maintain general liability insurance coverage, including coverage for errors and omissions; however, this coverage may not be sufficient to cover large claims against us or otherwise continue to be available on acceptable terms. Further, the insurer could attempt to disclaim coverage as to any particular claim.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as power disruptions or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and many critical components of our solutions are sourced in Asia, a region that has also suffered natural disasters. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, our other facilities or where our contract manufacturer or its suppliers are located, could harm our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our business, the businesses of our customers and suppliers, or the economy as a whole. We also rely on information technology systems to communicate among our workforce located worldwide, and in particular, our senior management, general and administrative, and research and development activities that are coordinated with our corporate headquarters in the San Francisco Bay Area. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, in the San Francisco Bay Area or Asia could delay our research and development efforts, cause delays or cancellations of customer orders or delay deployment of our solutions, which could harm our business, operating results and financial condition.

We may require additional capital to support our business growth, and such capital may not be available.

We intend to continue to make investments to support business growth and may require additional funds to respond to business challenges, which include the need to develop new solutions or enhance existing solutions, enhance our operating infrastructure, expand our sales and marketing capabilities, expand into non-healthcare markets, and acquire complementary businesses, technologies or assets. Accordingly, we may need to engage in equity or debt financing to secure funds. Equity and debt financing, however, might not be available when needed or, if available, might not be available on terms satisfactory to us. If we raise additional funds through equity financing, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited as we may have to delay, reduce the scope of or eliminate some or all of our initiatives, which could harm our operating results.

As an “emerging growth company” under the JOBS Act, we are permitted to, and may, rely on exemptions from certain disclosure and governance requirements.

As an “emerging growth company” under the recently-enacted Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and may, rely on exemptions from certain disclosure and governance requirements. For example, for so long as we are an emerging growth company, which can last, at most, until the first fiscal year following the fifth anniversary of our initial public offering, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements

•	provide the “compensation discussion and analysis” and certain compensation tables for our named executive officers in our Form 10-K or annual proxy statement

•	submit certain executive compensation matters to stockholder advisory votes, such as “say on pay” and “say on frequency”

Although we may rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the Securities and Exchange Commission, or SEC, and other regulatory agencies. Also, as our business grows, we may no longer satisfy the conditions of an emerging growth company.

We will continue to incur increased costs as a result of operating as a public company and our management will have to devote substantial time to public company compliance obligations.

As a public company, we will continue to incur substantial legal, accounting and other expenses that we did not incur as a private company. We will continue to incur substantial expenses even though we as an “emerging growth company” may rely upon the disclosure and governance exemptions under the JOBS Act. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and our stock exchange, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements and any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. Moreover, these rules and regulations, along with compliance with accounting principles and regulatory interpretations of such principles, as amended by the JOBS Act, have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees, or as executive officers. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting and financial knowledge.

If we do not remediate a material weakness in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting or disclosure controls and procedures in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis.

In connection with our preparation of the financial statements for the six months ended June 30, 2012, adjustments to our financial statements were identified which resulted from a control deficiency that we considered to constitute a material weakness. This control deficiency related to the design and operation of controls for the preparation of the statement of cash flows as we did not maintain effective controls to ensure the accuracy and appropriate presentation and disclosure of the statement of cash flows. Specifically, the controls were not designed to consider non-cash activity related to issuance costs from the completion of our initial public offering. The material weakness resulted in material errors and adjustments to cash flows from operating and financing activities included within the condensed consolidated financial information for the period ended June 30, 2012. Additionally, this material weakness could result in a misstatement of our financial statements or disclosures that could result in a material misstatement of our interim condensed consolidated financial statements and/or year-end consolidated financial statements that may not be prevented or detected.

In response to the identified material weakness in the statement of cash flows, our management, with oversight from our audit committee, is in the process of formalizing the implementation of the following remediation steps. These ongoing efforts are focused on (i) redesigning the statement of cash flow spreadsheet, specifically related to non-cash items; (ii) adopting an enhanced secondary review of the statement of cash flows, by agreeing each movement to supporting schedule and recalculating the amounts in the worksheet; and (iii) employing the services of external consultants to assist with the completion of the review.

We believe these remediation steps, once implemented, will address the material weakness previously identified and will enhance our internal control over financial reporting, as well as our disclosure controls and procedures; however, there can be no absolute assurance that these efforts will remediate this material weakness. As efforts continue to evaluate and enhance internal control over financial reporting, we may determine that additional measures must be taken to address this control deficiency or may determine that we need to modify or otherwise adjust the remediation measures described above.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the year ending on December 31, 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If other material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated or could be restated, we could receive an adverse opinion regarding our controls from our accounting firm (once such opinion is required under the Sarbanes-Oxley Act) and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

The market size estimate included in this prospectus may prove to be inaccurate, and, as such, may not be reflective of our capacity for future growth.

The healthcare market has not yet broadly adopted an intelligent voice communication system similar to our Voice Communication solution. This being the case, although the market size estimate included in this prospectus is based on assumptions and estimates we believe to be reasonable, this estimate may not prove to be accurate. This is particularly the case with respect to estimating the size of the international component of the market. Even if the market is of the size we estimate, this market size may not be a meaningful estimate of the market opportunity that will prove to be available to us for a number of reasons, including those matters identified in these risk factors.

Risks related to this offering

The market price of our common stock may be volatile, and your investment in our stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated or disproportionate to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The market price of our common stock could fluctuate significantly in response to the factors described above and elsewhere in this prospectus and other factors, many of which are beyond our control, including:

•	actual or anticipated variation in anticipated operating results of us or our competitors

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections

•	announcements by us or our competitors of new solutions, new or terminated significant contracts, commercial relationships or capital commitments

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors

•	developments or disputes concerning our intellectual property or other proprietary rights

•	commencement of, or our involvement in, litigation

•	announced or completed acquisitions of businesses, technologies or assets by us or our competitors

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular

•	price and volume fluctuations attributable to inconsistent trading volume levels of our common stock

•	our public float relative to the total number of shares of our common stock that are issued and outstanding

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole

•	rumors and market speculation involving us or other companies in our industry

•	any major change in our management

•	unfavorable economic conditions and slow or negative growth of our markets

•	other events or factors, including those resulting from war or incidents of terrorism

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts issue an adverse or misleading opinion regarding our stock or do not publish research or reports about our business, our stock price could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more analysts cease coverage of our company or fail to regularly publish reports about our company, we could lose visibility in the financial market, which in turn could cause our stock price to decline. Further, securities or industry analysts may elect not to provide research coverage of our common stock and such lack of research coverage may adversely affect the market price of our common stock.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them, together will beneficially own approximately 53% of our common stock outstanding after this offering. These stockholders, if they act together, will have significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may take actions that may not be in the best interests of our other stockholders. This concentration of ownership could also limit stockholders’ ability to influence corporate matters. Accordingly, corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them, or may not be taken even if other stockholders view them as in the best interests of our stockholders. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, may make the approval of certain transactions difficult or impossible without the support of these stockholders and might adversely affect the market price of our common stock.

Our management has broad discretion over the use of proceeds from our initial public offering and this offering and might not apply the proceeds of our initial public offering and this offering in ways that increase the value of your investment in our company.

Our management has broad discretion to use the net proceeds to us from our initial public offering and this offering, and you are relying on the judgment of our management regarding the application of these proceeds, without the opportunity to assess whether the proceeds are being used appropriately. The failure of our management to apply the net proceeds effectively could harm our business, financial condition and operating results, and may not increase the value of your investment in our company.

We have not allocated these net proceeds for specific purposes other than the repayment in full of outstanding borrowings under our credit facility, which we repaid in April 2012. We intend to use the net proceeds from our initial public offering and this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets, but at this time, we have no current understandings, agreements or commitments to do so. Our management might not be able to yield a significant return or any return on any investment of these net proceeds.

Our stock price could decline due to the substantial number of outstanding shares of our common stock eligible for future sale.

A substantial number of our issued and outstanding shares are currently restricted by securities laws, lock-up agreements and other contractual restrictions that restrict sales and other transfers. If the holders of these shares sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements entered into by our stockholders and other legal restrictions on resale lapse, the trading price of our common stock could decline. All 4,825,000 shares of common stock sold in this offering will be and all 6,727,500 shares of common stock sold in our initial public offering are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. In addition, after the 180-day lock-up period for our initial public offering terminates on September 23, 2012, an additional 1,578,783 shares of our common stock will be eligible for sale in the public market for the first time. After the lock-up period for this offering terminates, which is expected to occur 60 days after the date of this prospectus, an additional 10,115,924 shares of our common stock will be eligible for sale in the public market for the first time. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 of the Securities Act and various vesting agreements. Shares subject to outstanding warrants and shares subject to outstanding options and reserved for future issuance under our stock option and purchase plans will also become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. In addition, J.P. Morgan Securities LLC and Piper Jaffray & Co. may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any dividends in the foreseeable future.

We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

Our charter documents and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that stockholders consider favorable and cause our stock price to decline.

Certain provisions of our restated certificate of incorporation and restated bylaws and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that the stockholders of our company consider favorable. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of stockholders

•	establish advance notice procedures for nominating candidates to our board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings

•	limit the ability of our stockholders to call special meetings of stockholders

•	prohibit stockholders from cumulating their votes for the election of directors

•

permit newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors to be filled only by majority vote of our remaining directors, even if less than a quorum is then in office

•	provide that our board of directors is expressly authorized to make, alter or repeal our restated bylaws

•	establish a classified board of directors so that not all members of our board are elected at one time

•	provide that our directors may be removed only for “cause” and only with the approval of the holders of at least 66 2/3rds percent of our outstanding stock

•	require super-majority voting to amend certain provisions in our restated certificate of incorporation and restated bylaws

Section 203 of the Delaware General Corporation Law may also discourage, delay or prevent a change of control of our company.

Special note regarding forward-looking statements and industry data

This prospectus contains forward-looking statements that are based on our beliefs and assumptions regarding future events and circumstances, including statements regarding our strategies, our opportunities, developments in the healthcare market, our relationships with our customers and contract manufacturer and other matters. These statements are principally contained in the sections titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” “Executive compensation—Compensation discussion and analysis,” and “Shares eligible for future sale.” Forward-looking statements include statements that are not historical facts and can be identified by words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and phrases.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus in the section titled “Risk factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. It is not possible for us to predict all risks that could affect us, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Moreover, new risks emerge from time to time.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents we reference in this prospects and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

This prospectus also contains estimates and other statistical data that we obtained or derived from industry publications, surveys, forecasts and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

Use of proceeds

We estimate that we will receive net proceeds from the sale of 1,000,000 shares of common stock that we are selling in this offering of approximately $26.4 million, based on the public offering price of $28.75 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders in the offering and increase our public float. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds of this offering. However, we expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Market price of common stock

Our common stock has been listed on the New York Stock Exchange under the symbol “VCRA” since March 28, 2012. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $16.00 per share on March 27, 2012. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	Low	High

Year ending December 31, 2012
First Quarter (beginning March 28, 2012)	$20.20	$24.91
Second Quarter	$20.70	$28.15
Third Quarter (through September 6, 2012)	$24.17	$31.17

On September 6, 2012, the last reported sale price of our common stock as reported on the New York Stock Exchange was $28.89 per share.

As of June 30, 2012, we had 286 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments, and capitalization as of June 30, 2012:

•	on an actual basis

•

on an as adjusted basis, giving effect to (i) the sale by us of 1,000,000 shares of common stock in this offering at the public offering price of $28.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the sale of 161,336 shares of common stock in this offering by certain selling stockholders issued upon the exercise of stock options after June 30, 2012 and our receipt of the aggregate exercise price, and (iii) the issuance and sale of 69,422 shares of common stock in this offering by a selling stockholder upon the net exercise of stock options

You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes appearing elsewhere in this prospectus.

June 30, 2012 (in thousands, except share and per share amounts)	Actual	As Adjusted
Cash, cash equivalents and short-term investments	$79,841		$106,527

Stockholders’ equity
Preferred stock, $0.0003 par value; 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	$—	$
Common stock, $0.0003 par value, 100,000,000 shares authorized, 22,138,561 shares issued and outstanding, actual; 23,369,319 shares issued and outstanding, as adjusted	7		7
Additional paid-in capital	136,162		162,848
Accumulated other comprehensive loss	(191)		(191)
Accumulated deficit	(56,516)		(56,516)

Total stockholders’ equity	79,462		106,148

Total capitalization	$79,462		$106,148

The shares of our common stock to be outstanding after this offering are based on 22,138,561 shares of our common stock outstanding as of June 30, 2012 and exclude:

•

3,921,892 shares issuable upon the exercise of stock options outstanding as of June 30, 2012, with a weighted average exercise price of $6.13 per share, of which 161,336 shares were issued upon the exercise of stock options after June 30, 2012 and will be sold in this offering by certain selling stockholders and 69,422 shares will be issued and sold in this offering by a selling stockholder upon the net exercise of stock options, all of which 230,758 shares are included in shares of our common stock to be outstanding after this offering

•	5,000 shares issuable upon the exercise of stock options granted after June 30, 2012, with a weighted average exercise price of $28.40 per share

•	253,310 shares issuable upon the settlement of outstanding restricted stock units as of June 30, 2012

•	5,950 shares issuable upon the settlement of outstanding restricted stock units granted after June 30, 2012

•	114,516 shares issuable upon the exercise of warrants outstanding as of June 30, 2012, with an exercise price of $6.61 per share

•

384,193 shares reserved for issuance under our 2012 Equity Incentive Plan and our 2012 Employee Stock Purchase Plan, both of which contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive compensation—Employee benefit plans”

Selected consolidated financial data

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents selected consolidated financial data. We derived the statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 from our audited financial statements that do not appear in this prospectus. We derived the statements of operations data for the six months ended June 30, 2011 and 2012 and the balance sheet data as of June 30, 2011 and June 30, 2012 from our unaudited consolidated financial statements that are included elsewhere in the prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

	Years ended December 31,					Six months ended June 30,
(in thousands, except per share data)	2007	2008	2009	2010	2011	2011	2012

Consolidated statements of operations data:

Revenue
Product	$27,332	$28,352	$25,985	$35,516	$50,322	$23,561	$30,792
Service	7,125	11,474	15,154	21,287	29,181	13,835	17,205

Total revenue	34,457	39,826	41,139	56,803	79,503	37,396	47,997

Cost of revenue
Product	12,587	15,542	11,546	12,222	17,465	7,678	10,901
Service	3,735	4,225	4,320	8,953	14,042	6,708	7,391

Total cost of revenue	16,322	19,767	15,866	21,175	31,507	14,386	18,292

Gross profit	18,135	20,059	25,273	35,628	47,996	23,010	29,705

Operating expenses
Research and development	6,613	7,353	5,992	6,698	9,335	4,591	5,205
Sales and marketing	12,226	15,394	16,468	20,953	28,151	13,175	15,532
General and administrative	3,010	3,456	3,489	6,723	11,316	5,081	6,704

Total operating expenses	21,849	26,203	25,949	34,374	48,802	22,847	27,441

Income (loss) from operations	(3,714)	(6,144)	(676)	1,254	(806)	163	2,264
Interest income	468	182	52	33	17	8	26
Interest expense	(423)	(143)	(141)	(77)	(332)	(122)	(74)
Other income (expense), net	(33)	(208)	(227)	(367)	(1,073)	(1,217)	(1,492)

Income (loss) before income taxes	(3,702)	(6,313)	(992)	843	(2,194)	(1,168)	724
Benefit (provision) for income taxes	—	—	—	367	(285)	(174)	(379)

Net income (loss)	$(3,702)	$(6,313)	$(992)	$1,210	$(2,479)	$(1,342)	$345

Net income (loss) per common share
Basic and diluted	$(2.06)	$(3.13)	$(0.49)	$0.00	$(0.74)	$(0.42)	$0.00

Weighted average shares used to compute net income (loss) per common share
Basic	1,795	2,014	2,039	2,223	3,370	3,164	12,700

Diluted	1,795	2,014	2,039	2,846	3,370	3,164	15,421

Other financial data:
Adjusted EBITDA(1)	$(2,688)	$(4,800)	$578	$3,821	$3,020	$1,773	$4,960

(1)	Please see “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to adjusted EBITDA.

	December 31,					June 30,
(in thousands)	2007	2008	2009	2010	2011	2011	2012

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$11,101	$6,193	$8,931	$8,642	$14,898	$11,835	$79,841
Total assets	21,447	19,385	19,801	33,933	49,818	45,318	116,620
Total borrowings	2,758	1,661	1,777	5,405	8,333	9,333	—
Convertible preferred stock warrant liability	305	567	802	1,127	1,853	2,073	—
Convertible preferred stock	52,758	52,758	52,758	52,758	53,013	53,013	—
Total stockholders’ equity (deficit)	(47,101)	(52,902)	(53,372)	(50,364)	(49,399)	(50,065)	79,462

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We present adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. In addition, adjusted EBITDA is a financial measure used by the compensation committee of the board of directors to pay bonuses under our executive bonus plan. For 2011, the compensation committee made adjustments in addition to those reflected in the table below.

Our management uses adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents, interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision.

•	Adjusted EBITDA does not reflect all of our cash expenditures, or future requirements for capital expenditures.

•	Adjusted EBITDA does not include amortization expense from acquired intangible assets.

•	Adjusted EBITDA does not include the impact of stock-based compensation.

•	Others may calculate adjusted EBITDA differently than we do and these calculations may not be comparable to our adjusted EBITDA metric.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Years ended December 31,					Six months ended June 30,
(in thousands)	2007	2008	2009	2010	2011	2011	2012

Net income (loss)	$(3,702)	$(6,313)	$(992)	$1,210	$(2,479)	$(1,342)	$345
Interest income	(468)	(182)	(52)	(33)	(17)	(8)	(26)
Interest expense	423	143	141	77	332	122	74
Provision (benefit) for income taxes	—	—	—	(367)	285	174	379
Depreciation and amortization	648	809	754	732	1,004	309	842
Amortization of purchased intangibles	—	—	—	223	1,006	502	436
Stock-based compensation	391	481	492	508	1,458	378	1,279
Acquisition related costs(1)	—	—	—	1,047	—	—	—
Change in fair value of warrant and option liabilities	20	262	235	424	1,431	1,638	1,631

Adjusted EBITDA	$(2,688)	$(4,800)	$578	$3,821	$3,020	$1,773	$4,960

(1)	Acquisition related costs consist of third-party costs we incurred in connection with acquisitions we completed in 2010.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section titled “Risk factors” and elsewhere in this prospectus.

Business overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication solution and Secure Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Secure Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another, or when the patient is discharged from the hospital.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge, or through Vocera Connect client applications available for BlackBerry, iPhone and Android smartphones, as well as Cisco wireless IP phones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs. We have shipped over 400,000 communication badges to our customers.

Through March 2009, we employed a channel distribution strategy, utilizing value added resellers to sell our products in the United States and internationally. The resellers sold our products and maintenance services to end users and controlled the price at which the products and maintenance were sold. They also sold end users their own professional services related to the deployment of our products. In April 2009, we began transitioning to a direct sales model in the United States and United Kingdom, and this process was substantially completed by mid-2009. As a result of this transition, we now primarily sell products and maintenance services directly to end users in these markets at a higher price than the price at which we had previously sold to resellers. In addition, we began to substantially increase the professional services that we offer.

We outsource the manufacturing of our products. Our outsourced manufacturing model allows us to scale our business without the significant capital investment and on-going expenses required to establish and maintain manufacturing operations. We work closely with our contract manufacturer, SMTC Corporation, and key suppliers to manage the procurement, quality and cost of components. We seek to maintain an optimal level of finished goods inventory to meet our forecasted sales and unanticipated shifts in sales volume and mix.

To date, substantially all of our revenue has been derived from sales of our Voice Communication solution, including product maintenance and related services. Revenue grew 40.0% from $56.8 million in 2010 to $79.5 million in 2011, and revenue grew 28.3% from $37.4 million for the six months ended June 30, 2011 to $48.0 million for the six months ended June 30, 2012. For the year ended December 31, 2011, we recorded a net loss of $2.5 million, which included $1.0 million of additional outside service costs as we prepared to become a public company. For the six months ended June 30, 2012, we recorded net income of $0.3 million compared with a net loss of $1.3 million for the six months ended June 30, 2011.

Our diverse customer base ranges from large hospital systems to small local hospitals, as well as other healthcare facilities and customers in non-healthcare markets. We have very low customer revenue concentration. For 2011, our largest end customer represented only 2.8% of revenue. Through December 31, 2011, 76 healthcare systems and independent hospitals have each spent over $1.0 million on our products and services since their initial deployment. While we have international customers in other English speaking countries such as Canada, the United Kingdom and Australia, most of our customers are located in the United States. International customers represented 7.3% and 12.1% of our revenue in 2011 and in the six months ended June 30, 2012, respectively. We are developing plans to expand our presence in other English speaking markets and enter non-English speaking markets.

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

Acquisitions

During the last four months of 2010, we completed four acquisitions, for total purchase consideration of $10.0 million. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the respective acquisition date. We recorded $4.4 million as identifiable intangible assets and $5.6 million as goodwill. We also incurred $1.0 million in acquisition related expenses, which was recorded in general and administrative expense. These acquisitions did not contribute significantly to our revenue in 2010.

The acquisitions of Integrated Voice Systems and of the OptiVox product line enhanced our product offerings by incorporating solutions designed to streamline patient hand-offs, enabling caregivers to capture and transfer important information in a secure, manageable, web-enabled manner. The acquisition of Wallace Wireless provided us with smartphone messaging solutions enabling the secure delivery of text messages, alerts and other information directly to and from smartphones, complementing our Voice Communication solution. The acquisition of DS Consulting Associates, d/b/a ExperiaHealth, enabled us to provide patient experience consulting services to help hospitals improve patient experience and safety.

Components of operating results

Revenue.    We generate revenue from the sale of products and services. As discussed further in the section titled “Critical accounting policies and estimates—Revenue recognition and deferred revenue” below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable.

Revenue is comprised of the following:

•

Product.    Our solutions include both hardware and software. We refer to hardware revenue as device revenue, which includes revenue from sales of our communication badges, badge accessories, including batteries, battery chargers, lanyards, clips and other ancillary badge components, and our Vocera smartphone. Software revenue is derived primarily from the sale of perpetual licenses to our Voice Communication solution. We derive additional software revenue from the sale of term licenses which can be renewed on a subscription basis. Product revenue is generally recognized upon shipment of hardware and perpetual licenses and, in the case of term licenses, ratably over the applicable term.

•

Service.    We receive service revenue from sales of software maintenance, extended warranties and professional services. Software maintenance is typically invoiced annually in advance, recorded as deferred revenue, and recognized as revenue ratably over the service period. Our professional services revenue is based on both time and materials, and fixed price contracts, and is recognized as the services are provided. Extended warranties are invoiced in advance, recorded as deferred revenue, and recognized ratably over the extended warranty period.

Cost of revenue.    Cost of revenue is comprised of the following:

•

Cost of product.    Cost of product is comprised primarily of materials costs, software license costs, warranty, and manufacturing overhead for test engineering, material requirements planning and our shipping and receiving functions. Cost of product also includes facility costs and write-offs for excess and obsolete inventory, as well as depreciation and amortization expenses. As we introduce new products, we expect material costs will increase as a percent of revenue for a period of time.

•

Cost of service.    Cost of service is comprised primarily of employee wages, benefits and related personnel expenses of our technical support team, our professional consulting personnel and our training teams. Cost of service also includes facility and information technology costs. We expect our cost of service will increase as we continue to invest in support services to meet the needs of our customer base.

Operating expenses.    Operating expenses are comprised of the following:

•

Research and development.    Research and development expenses consist primarily of employee wages, benefits and related personnel expenses, hardware materials, and consultant fees and expenses related to the design, development, testing and enhancements of our solutions. We intend to continue to invest in improving the functionality of our solutions and the development of new solutions. As a result, we expect research and development expense to increase for the foreseeable future.

•

Sales and marketing.    Sales and marketing expenses consist primarily of employee wages, benefits and related personnel expenses, as well as trade shows, marketing and public relations programs and advertising. Sales commissions are earned when an order is received from a customer, and as a result, in some cases these commissions are expensed in an earlier period than the period in which the related revenue is recognized. Historically, our bookings have tended to peak in the fourth quarter of each year driving higher sales commissions, and to be lowest in the first quarter. We intend to continue to expand our direct sales force for the foreseeable future and, accordingly, expect sales and marketing expenses to increase.

•

General and administrative.    General and administrative expenses consist primarily of employee wages, benefits and related personnel expenses, consulting, audit fees, legal fees, and other general corporate expenses. We expect general and administrative expense to increase for the foreseeable future due to the significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company and as we add personnel to support our growth.

Interest income, interest expense, and other income (expense), net.

•

Interest income.    Interest income consists primarily of interest income earned on our cash and cash equivalent balances. Our interest income will vary each reporting period depending on our average cash and cash equivalent balances during the period and market interest rates.

•

Interest expense.    Interest expense includes interest expense related to debt and financing obligations resulting from our credit facility and security agreement, which was paid off in full on April 3, 2012. We expect interest expense to fluctuate in the future with changes in our borrowings.

•

Other income (expense), net.    Other income (expense), net consists primarily of a stipend for market research regarding the industry in which our company operates that we provided to a market research firm, and the change in the fair value of our convertible preferred stock warrants. Our convertible preferred stock warrants were classified as liabilities and, as such, were marked-to-market at each balance sheet date with the corresponding gain or loss from the adjustment recorded as other income (expense), net. Upon the consummation of our initial public offering, on April 2, 2012, these warrants converted into warrants to purchase common stock and are no longer marked-to-market. Other income (expense), net also includes any foreign exchange gains and losses.

Provision for income taxes.    We are subject to income taxes in the countries where we sell our solutions. Historically, we have primarily been subject to taxation in the United States because we have sold the majority of our solutions to customers in the United States. We anticipate that in the future as we expand our sale of solutions to customers outside the United States, we will become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly. Currently, each of our international subsidiaries is operating under cost plus agreements where the U.S. parent company reimburses the international subsidiary for its costs plus a reasonable profit.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Changes in valuation allowances are reflected as component of provision for income taxes.

Results of operations

The following table is a summary of our consolidated statements of operations. We derived the data for 2009, 2010 and 2011 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the data for the six months ended June 30, 2011 and 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information set forth in those statements.

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

Consolidated statements of operations data:

Revenue
Product	$25,985	$35,516	$50,322	$23,561	$30,792
Service	15,154	21,287	29,181	13,835	17,205

Total revenue	41,139	56,803	79,503	37,396	47,997

Cost of revenue
Product	11,546	12,222	17,465	7,678	10,901
Service	4,320	8,953	14,042	6,708	7,391

Total cost of revenue	15,866	21,175	31,507	14,386	18,292

Gross profit	25,273	35,628	47,996	23,010	29,705

Operating expenses
Research and development	5,992	6,698	9,335	4,591	5,205
Sales and marketing	16,468	20,953	28,151	13,175	15,532
General and administrative	3,489	6,723	11,316	5,081	6,704

Total operating expenses	25,949	34,374	48,802	22,847	27,441

Income (loss) from operations	(676)	1,254	(806)	163	2,264
Interest income	52	33	17	8	26
Interest expense	(141)	(77)	(332)	(122)	(74)
Other income (expense), net	(227)	(367)	(1,073)	(1,217)	(1,492)

Income (loss) before income taxes	(992)	843	(2,194)	(1,168)	724
Benefit (provision) for income taxes	—	367	(285)	(174)	(379)

Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345

Six months ended June 30, 2011 compared to June 30, 2012

Revenue:

	Six months ended June 30,
	2011		2012		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$23,561	63.0%	$30,792	64.2%	$7,231	30.7%
Service	13,835	37.0	17,205	35.8	3,370	24.4

Total revenue	$37,396	100.0%	$47,997	100.0%	$10,601	28.3

Total revenue increased $10.6 million, or 28.3%, from the six months ended June 30, 2011 to the six months ended June 30, 2012.

Product revenue increased $7.2 million, or 30.7%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. Device revenue increased $5.3 million, or 30.7%, and software revenue increased $1.9 million, or 30.7%. The increase in device revenue, which related entirely to our Voice Communication solution, was driven primarily by an increase in unit sales of badges and related accessories from new customers making initial purchases, existing customers expanding deployments within their facilities to new departments and users, and customers replacing badges. A portion of the increase in device revenue was a result of higher average selling prices for our communications badge as customers purchased the B3000 badge, which has a higher list price than the B2000 badge. The list prices for our products did not change substantially in the six months ended June 30, 2012. The increase in software revenue was a result of an increase in sales of Voice Communication software licenses to new and existing customers.

Service revenue increased $3.4 million, or 24.4%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. Software maintenance and support revenue increased $2.3 million, or 22.6%, and professional services and training revenue increased $1.1 million, or 29.2%. The increase in software maintenance and support revenue was primarily a result of a larger customer base increasing software maintenance revenue by $2.0 million with the remaining increase resulting from an increase in extended warranty contracts related to our communications badge. The increase in professional services and training revenue was due to an increase in the number of customer deployments for our Voice Communication solution and an increase in professional services related to our ExperiaHealth services focused on helping customers improve the patient experience.

Cost of revenue:

	Six months ended June 30,
	2011	2012	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$7,678	$10,901	$3,223	42.0%
Service	6,708	7,391	683	10.2

Total cost of revenue	$14,386	$18,292	$3,906	27.2

Gross margin
Product	67.4%	64.6%	(2.8)%
Service	51.5	57.0	5.5
Total gross margin	61.5	61.9	0.4

Cost of product revenue increased $3.2 million, or 42.0%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. The increase in cost of product revenue was primarily due to higher unit shipments and the change in product mix from B2000 badges to B3000 badges, offset by a decrease in warranty expenses of $0.3 million due to lower than anticipated product return rates. Gross margin as a percentage of product revenue decreased in the six months ended June 30, 2012 compared to the six months ended June 30, 2011 as we incurred higher initial manufacturing costs for the B3000 badges, which were released for sale in October 2011. We expect the cost to manufacture the B3000 to decline throughout the remainder of 2012.

Cost of service revenue increased $0.7 million, or 10.2%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was primarily due to a $0.7 million increase in employee wages and other personnel costs in our services organization to support growth in customer deployments and technical support. Gross margin as a percentage of service revenue increased for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 due to higher utilization of our services personnel.

Operating expenses:

	Six Months Ended June 30,
	2011		2012		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses:
Research and development	$4,591	12.3%	$5,205	10.8%	$614	13.4%
Sales and marketing	13,175	35.2	15,532	32.4	2,357	17.9
General and administrative	5,081	13.6	6,704	14.0	1,623	31.9

Total operating expenses	$22,847	61.1	$27,441	57.2	$4,594	20.1

Research and development expense.    Research and development expense increased $0.6 million, or 13.4%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was primarily due to higher employee wages and other personnel costs associated with an increase in headcount from 45 as of June 30, 2011, to 52 as of June 30, 2012, and higher stock-based compensation expense, offset by lower consulting expenses associated with the B3000 development program.

Sales and marketing expense.    Sales and marketing expense increased $2.4 million, or 17.9%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was primarily due to a $2.2 million increase in employee wages and other personnel costs associated with an increase in headcount from 101 as of June 30, 2011, to 121 as of June 30, 2012, and a $0.2 million increase in stock-based compensation expense.

General and administrative expense.    General and administrative expense increased $1.6 million, or 31.9%, from the six months ended June 30, 2011 to the six months ended June 30, 2012. This increase was due to a $0.7 million increase in employee wages and other personnel costs, a $0.7 million increase in bonuses due to an amendment to the executive compensation plan and expansion of eligible employees, and a $0.1 million increase in stock-based compensation expense.

Other income (expense):

	Six months ended June 30,
(in thousands)	2011	2012	Change
Interest income	$8	$26	$18
Interest expense	(122)	(74)	48
Other income (expense), net	(1,217)	(1,492)	(275)

Interest income.    Interest income increased slightly from the six months ended June 30, 2011 to June 30, 2012 due to higher cash balances.

Interest expense.    Interest expense decreased due to lower borrowings for the six months ended June 30, 2012 as we repaid all outstanding borrowings under our credit facility and term loan in April 2012. If we borrow funds in the future, we expect that interest expense will fluctuate with changes in our borrowings.

Other income (expense), net.    The $0.3 million increase in other expenses is due primarily to an increase in preferred warrant liability expense of $0.4 million and a $0.1 million loss on foreign exchange, offset by the receipt of a $0.2 million stipend for market research regarding the industry in which we operate that we provided to a market research firm.

Years ended December 31, 2010 compared to December 31, 2011

Revenue:

	Years ended December 31,
	2010		2011		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$35,516	62.5%	$50,322	63.3%	$14,806	41.7%
Service	21,287	37.5	29,181	36.7	7,894	37.1

Total revenue	$56,803	100.0%	$79,503	100.0%	$22,700	40.0%

Total revenue increased $22.7 million, or 40.0%, from 2010 to 2011.

Product revenue increased $14.8 million, or 41.7%. Device revenue increased $10.4 million, or 38.8%, and software revenue increased $4.4 million, or 50.6%. The increase in device revenue, which related entirely to our Voice Communication solution, was driven by an increase in unit sales of badges and related accessories from new customers making initial purchases, existing customers expanding deployments within their facilities to new departments and users, and customers replacing badges. The list prices for our products did not change substantially in 2011. The increase in software revenue was comprised of $2.4 million from acquisitions completed in the second half of 2010 and $2.0 million from an increase in the sale of licenses of our Voice Communication solution to new and existing customers.

Service revenue increased $7.9 million, or 37.1%. Software maintenance and support revenue increased $4.0 million, or 22.9%, and professional services and training revenue increased $3.9 million, or 101.6%. The increase in software maintenance and support revenue was primarily a result of a larger customer base but also included $0.4 million from acquisitions completed in the second half of 2010. The increase in professional services and training revenue included $2.7 million as a result of an increase in the number of new deployments and expansions of our Voice Communication solution. The remaining increase in professional services and training revenue of $1.2 million was from acquisitions completed in the second half of 2010. Prior to our transition to a direct sales strategy, our reseller channel primarily provided the professional services associated with new deployments and expansions. We substantially expanded the capacity of our professional services organization from 32 professionals at December 31, 2010 to 40 professionals at December 31, 2011. A portion of the professional services and training revenue recorded in 2011 was due to the completion of services that we were not able to complete in 2010 due to the limited size of our staff. As such, we do not expect our professional services and training revenue to continue to grow at the same rate in the future as it did in 2011.

Cost of revenue:

	Years ended December 31,
	2010	2011	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$12,222	$17,465	$5,243	42.9%
Service	8,953	14,042	5,089	56.8

Total cost of revenue	$21,175	$31,507	$10,332	48.8%

Gross margin
Product	65.6%	65.3%	(0.3)%
Service	57.9	51.9	(6.1)
Total gross margin	62.7	60.4	(2.4)

Cost of product revenue increased $5.2 million, or 42.9%, from 2010 to 2011. This increase was primarily due to the higher product revenue. We recorded a provision for excess inventory of the Vocera Wi-Fi smartphone in 2011 due to a strategic shift to emphasize the Vocera Connect client application. This resulted in a charge of $0.6 million. Excluding the excess inventory charge, product gross margins would have improved due to lower per unit material and manufacturing costs, largely due to increased unit volume.

Cost of service revenue increased $5.1 million, or 56.8%, from 2010 to 2011. This increase was primarily due to a $2.7 million increase in employee wages and other personnel costs in our professional services organization to support growth in customer deployments. Cost of service revenue also increased $1.3 million as a result of personnel costs and other expenses associated with the 2010 acquisitions. Headcount in our services organization increased from 60 employees at December 31, 2010 to 71 employees at December 31, 2011.

Operating expenses:

	Years ended December 31,
	2010		2011		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses:
Research and development	$6,698	11.8%	$9,335	11.7%	$2,637	39.4%
Sales and marketing	20,953	36.9	28,151	35.4	7,198	34.4
General and administrative	6,723	11.8	11,316	14.2	4,593	68.3

Total operating expenses	$34,374	60.5%	$48,802	61.4%	$14,428	42.0%

Research and development expense.    Research and development expense increased $2.6 million, or 39.4%, from 2010 to 2011. This increase was primarily due to personnel costs and other expenses associated with the 2010 acquisitions of $1.5 million, an increase in employee wages and other personnel costs of $0.7 million, and a $0.4 million increase in outside service and development costs. Headcount in our research and development organization increased from 42 employees at December 31, 2010 to 50 employees at December 31, 2011.

Sales and marketing expense.    Sales and marketing expense increased $7.2 million, or 34.4%, from 2010 to 2011. This increase was primarily due to a $3.2 million increase in employee wages and other personnel costs to support corporate marketing and sales efforts, a $1.3 million increase in expenses related to brand and product launch expenses, and a $0.5 million increase in equipment and supplies related expenses. Sales and marketing expenses also increased $2.2 million as a result of personnel costs and other expenses associated with the 2010 acquisitions. Headcount in our sales and marketing organization increased from 95 employees at December 31, 2010 to 115 employees at December 31, 2011.

General and administrative expense.    General and administrative expense increased $4.6 million, or 68.3%, from 2010 to 2011. This increase was due to a $2.5 million increase in employee wages and other personnel costs, a $0.8 million increase in stock compensation expense, and a $0.7 million increase in outside services costs as we prepared to become a public company. General and administrative expenses also increased $0.4 million as a result of personnel costs and other expenses due to the 2010 acquisitions. Headcount in our general and administrative organization increased from 24 employees at December 31, 2010 to 35 employees at December 31, 2011.

	Years ended December 31,
(in thousands)	2010	2011	Change
Interest income	$33	$17	$(16)
Interest expense	(77)	(332)	(255)
Other income (expense), net	(367)	(1,073)	(706)

Interest income.    Interest income decreased slightly from 2010 to 2011 due to a lower return on cash balances.

Interest expense.    Interest expense increased $0.3 million from 2010 to 2011 due to increased borrowings.

Other income (expense), net.    The $0.7 million increase in other expense from 2010 to 2011 is due primarily to the change in fair market value of the convertible preferred stock warrants.

Years ended December 31, 2009 compared to December 31, 2010

Revenue:

	Years ended December 31,
	2009		2010		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Revenue
Product	$25,985	63.2%	$35,516	62.5%	$9,531	36.7%
Service	15,154	36.8	21,287	37.5	6,133	40.5

Total revenue	$41,139	100.0%	$56,803	100.0%	$15,664	38.1%

Total revenue increased $15.7 million, or 38.1%, from 2009 to 2010.

Product revenue increased $9.5 million, or 36.7%, from 2009 to 2010. Device revenue increased $6.5 million, or 32.2%, and software revenue increased $3.0 million, or 52.3%. The increase in revenue was primarily driven by the transition to a direct sales model from resellers in 2009. We believe our direct sales model is more effective than the reseller strategy we employed prior to our transition in 2009. As a result of this transition, we generally now sell our solutions directly to end users at higher prices than we sold to resellers. In addition, we believe that revenue in 2009 was initially adversely affected by this transition.

Service revenue increased $6.1 million, or 40.5%, from 2009 to 2010. Maintenance and support revenue increased $3.7 million, or 26.8%. The increase was primarily driven by a larger installed customer base, and was also affected by the transition to the direct sales model as we began to sell maintenance and support services directly to end users at a higher price than we had previously sold to resellers. Professional services revenue increased $2.4 million, or 174.5%, due to our offering the professional services associated with new and expanded deployments of our Voice Communication solution that had primarily been provided by our resellers. While professional services revenue grew at a rate higher than our overall revenue growth rate, we were constricted in our ability to provide the requested levels of professional services in 2010 as the expansion of our professional services staff was underway throughout 2010 and into 2011.

Cost of revenue:

	Years ended December 31,
	2009	2010	Change
(in thousands)	Amount	Amount	Amount	%

Cost of revenue
Product	$11,546	$12,222	$676	5.9%
Service	4,320	8,953	4,633	107.2

Total cost of revenue	$15,866	$21,175	$5,309	33.5%

Gross margin
Product	55.6%	65.6%	10.0%
Service	71.5	57.9	(13.6)
Total gross margin	61.4	62.7	1.3

Cost of product revenue increased $0.7 million, or 5.9%, from 2009 to 2010 due to higher product revenue. Product gross margin improved as a result of lower material and manufacturing costs and higher average prices due to the transition to direct sales.

Cost of service revenue increased $4.6 million, or 107.2%, from 2009 to 2010. This increase was primarily due to an increase in the size of our professional services organization to support the direct delivery of services that had previously been provided largely by our resellers, and to related costs associated with providing these services with our own personnel. Headcount in our professional services organization increased from 9 employees at December 31, 2009 to 32 employees at December 31, 2010. The increase in cost of service revenue also includes a $0.8 million increase associated with extended warranty service contracts.

Operating expenses:

	Years ended December 31,
	2009		2010		Change
(in thousands)	Amount	% Revenue	Amount	% Revenue	Amount	%

Operating expenses
Research and development	$5,992	14.6%	$6,698	11.8%	$706	11.8%
Sales and marketing	16,468	40.0	20,953	36.9	4,485	27.2
General and administrative	3,489	8.5	6,723	11.8	3,234	92.7

Total operating expenses	$25,949	63.1%	$34,374	60.5%	$8,425	32.5%

Research and development expense.    Research and development expense increased $0.7 million, or 11.8%, from 2009 to 2010. This increase was due to a $0.7 million increase in employee wages and other personnel costs primarily associated with employees retained from our 2010 acquisitions, and a $0.3 million increase in consultant and other outside service costs, offset by a $0.3 million decrease in facility and information technology expenses.

Sales and marketing expense.    Sales and marketing expense increased $4.5 million, or 27.2%, from 2009 to 2010. The change from an indirect to direct sales strategy in 2009 required the hiring of additional personnel in our sales and marketing departments. As of December 31, 2009 and 2010, the headcounts in these functional areas were 62 and 95, respectively. The $4.5 million increase was primarily due to a $2.4 million increase in employee wages and commission costs, a $1.0 million increase in outside service costs, a $0.4 million increase in office and equipment costs, a $0.4 million increase in recruiting costs and a $0.2 million increase in travel expenses.

General and administrative expense.    General and administrative expense increased $3.2 million, or 92.7%, from 2009 to 2010. This increase was primarily due to a $1.3 million increase in outside service costs, $1.0 million in acquisition related expenses, a $0.6 million increase in employee wages and other personnel costs and a $0.3 million increase in office and equipment costs.

	Years ended December 31,
(in thousands)	2009	2010	Change
Interest income	$52	$33	$(19)
Interest expense	(141)	(77)	64
Other income (expense), net	(227)	(367)	(140)

Interest income.    Interest income was less than $0.1 million in both 2009 and 2010. Interest income declined slightly from 2009 to 2010 as a result of our lower cash balances.

Interest expense.    Interest expense was less than $0.2 million in both 2009 and 2010.

Other income (expense), net.    The $0.1 million increase in other expense from 2009 to 2010 was primarily due to the change in fair market value of the preferred stock warrants.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the ten quarters ended June 30, 2012. The data presented below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

(in thousands)	March	June	September	December	March	June	September	December	March	June
(unaudited)	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012

Revenue
Product	$7,328	$8,691	$8,967	$10,530	$11,636	$11,925	$13,087	$13,674	$14,637	$16,155
Service	4,535	5,081	5,605	6,066	6,687	7,148	7,314	8,032	8,482	8,723

Total revenue	11,863	13,772	14,572	16,596	18,323	19,073	20,401	21,706	23,119	24,878

Cost of revenue
Product	2,615	2,863	3,218	3,526	3,652	4,026	4,290	5,497	5,429	5,472
Service	1,664	1,951	2,229	3,109	3,162	3,546	3,861	3,473	3,569	3,822

Total cost of revenue	4,279	4,814	5,447	6,635	6,814	7,572	8,151	8,970	8,998	9,294

Gross profit	7,584	8,958	9,125	9,961	11,509	11,501	12,250	12,736	14,121	15,584

Operating expenses
Research and development	1,670	1,602	1,664	1,762	2,158	2,433	2,379	2,365	2,511	2,694
Sales and marketing	4,127	4,645	5,068	7,113	6,473	6,702	7,542	7,434	7,530	8,002
General and administrative	983	1,006	1,607	3,127	2,239	2,842	3,197	3,038	3,087	3,617

Total operating expenses	6,780	7,253	8,339	12,002	10,870	11,977	13,118	12,837	13,128	14,313

Income (loss) from operations	804	1,705	786	(2,041)	639	(476)	(868)	(101)	993	1,271
Interest income	9	10	9	5	5	3	5	4	12	14
Interest expense	(15)	(27)	(17)	(18)	(61)	(61)	(112)	(98)	(71)	(3)
Other income (expense), net	(17)	(234)	(58)	(58)	(465)	(752)	132	12	(1,597)	105

Income (loss) before income taxes	781	1,454	720	(2,112)	118	(1,286)	(843)	(183)	(663)	1,387
Benefit from (provision for) income taxes	(60)	39	218	170	37	(211)	(57)	(54)	(173)	(206)

Net income (loss)	$721	$1,493	$938	$(1,942)	$155	$(1,497)	$(900)	$(237)	$(836)	$1,181

The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA for each of the ten quarters ended June 30, 2012. Please see “Selected consolidated financial data – Adjusted EBITDA” for more information.

(in thousands)	March	June	September	December	March	June	September	December	March	June
(unaudited)	2010	2010	2010	2010	2011	2011	2011	2011	2012	2012
Net income (loss)	$721	$1,493	$938	$(1,942)	$155	$(1,497)	$(900)	$(237)	$(836)	$1,181
Interest income	(9)	(10)	(9)	(5)	(5)	(3)	(5)	(4)	(12)	(14)
Interest expense	15	27	17	18	61	61	112	98	71	3
Provision (benefit) for income taxes	60	(39)	(218)	(170)	(37)	211	57	54	173	206
Depreciation and amortization	184	184	186	178	161	148	212	483	335	507
Amortization of purchased intangibles	—	—	—	223	251	251	253	251	218	218
Stock based compensation	118	120	132	138	153	225	645	435	346	933
Acquisition related costs(1)	—	—	337	710	—	—	—	—	—	—
Change in fair value of warrant and option liabilities	—	209	66	149	650	988	(309)	102	1,706	(75)

Adjusted EBITDA	$1,089	$1,984	$1,449	$(701)	$1,389	$384	$65	$1,182	$2,001	$2,959

(1)	Acquisition related costs consist of third party costs we incurred in connection with acquisitions we completed in 2010.

Our quarterly revenue increased each quarter primarily due to new customer acquisition and expansions of our solutions in our installed base of customers. We completed four acquisitions in the last four months of 2010, which also contributed to incremental revenue growth. The timing of customer acquisition and expansions is not uniform from quarter to quarter, which contributes to fluctuations in product revenue across the quarters presented. A majority of service revenue is associated with software maintenance and support contracts, which is recognized ratably over the service period, resulting in less variability in revenue across quarters.

Cost of revenue increased in each quarter as compared with the same quarter in the prior year primarily due to an increase in product shipments and the growth of our support and professional services organization to support increases in our installed base. While costs have increased along with the associated revenue, gross profit also generally increased in each quarter. Gross margins ranged from 65% in the quarter ended June 30, 2010 to 59% in the quarter ended December 31, 2011. Gross margins declined in the quarter ended December 31, 2010 compared to the first three quarters of 2010 primarily due to an increased investment in our services organization to support customer growth and incremental cost of operations related to the acquisitions completed in that quarter. Gross margins were generally lower in 2011 compared to 2010 due to continued investments in our professional services organization to support growth in customer deployments, a provision for excess inventory recorded in the quarter ended December 31, 2011, and the introduction of our new B3000 badge in the quarter ended December 31, 2011. Gross margins have increased in each quarter of 2012 over the prior quarter primarily due to cost improvements of our B3000 badge as well as to the impact in the second quarter of 2012 of the reduction in our warranty reserve due to lower than anticipated product return rates.

Total operating expenses increased in each quarter as compared with the same quarter in the prior year primarily due to the addition of personnel in connection with the expansion of our business. Operating expenses increased significantly in the quarter ended December 31, 2010 due to expenses associated with the acquisitions completed in the last four months of 2010. The intangible assets due to the acquisitions also increased operating expenses throughout 2011. In addition, beginning in the quarter ended June 30, 2011, we began to incur additional expenses to build the infrastructure necessary to become a public company. Interest expense increased in 2011 due to an increase in borrowings in the fourth quarter of 2010 and the second quarter of 2011, and declined in the second quarter of 2012 due to repayment of all outstanding debt. Other expenses generally increased in 2011 and the first quarter of 2012 due primarily to the change in fair market value of the convertible preferred stock warrants.

Liquidity and capital resources

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

Consolidated statements of cash flow data:
Net cash provided by (used in) operating activities	$2,997	$4,782	$5,512	$(1,246)	$1,765
Net cash used in investing activities	(403)	(9,449)	(2,454)	(920)	(60,812)
Net cash provided by financing activities	144	4,378	3,198	5,359	64,266

As of June 30, 2012, we had cash and cash equivalents and short-term investments of $79.8 million and no debt borrowings.

Prior to 2009, we financed the majority of our operations and capital expenditures through private sales of preferred stock. Specifically, we received aggregate net proceeds from the issuance of preferred stock of $39.8 million in the years prior to 2006 and net proceeds from the issuance of preferred stock of $6.9 million in 2006 and $6.1 million in 2007.

On April 2, 2012, we completed our initial public offering in which we and existing stockholders sold 6,727,500 shares of common stock at $16.00 per share, before underwriting discounts and commissions. We sold 5,000,000 shares and existing stockholders sold an aggregate of 1,727,500 shares, including 877,500 shares as a result of the underwriters’ exercise of their over-allotment option. We received net proceeds of approximately $74.4 million, after deducting underwriting discounts and before offering expenses, from our initial public offering. We did not receive any proceeds from the sale of shares by existing stockholders in our initial public offering.

We have also financed a portion of our operations and acquisitions with term loans, equipment lines of credit and revolving lines of credit. In January 2009, we entered into a loan and security agreement with Comerica Bank, N.A., or Comerica, which was subsequently amended in February 2010 and December 2010. These amendments renewed the working capital line of credit for $5.0 million, and increased the term loan facility from $2.0 million to $5.0 million. In April 2012, we used a portion of the proceeds from our initial public offering to pay off in full the outstanding revolving line of credit of $4.5 million and the outstanding term loan balance of $3.3 million. We allowed this line of credit to expire in April 2012.

We are not a capital-intensive business, nor do we expect to be in the future. During 2009, 2010 and 2011, our purchases of property and equipment were $0.2 million, $0.7 million and $2.4 million, respectively. The expenditures in 2011 primarily related to leasehold improvements and computer equipment to support the increase in our headcount, and B3000 production equipment.

We believe that our existing sources of liquidity will satisfy our anticipated working capital and capital requirements for at least the next 12 months. Our future liquidity and capital requirements will depend upon numerous factors, including our rate of growth, the rate at which we add personnel to generate and support future growth, and potential future acquisitions.

In the future, we may seek to sell additional equity securities or borrow funds. The sale of additional equity or convertible securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or other borrowings, these securities or borrowings could have rights senior to those of our common stock and could contain covenants that could restrict our operations. Any required additional capital may not be available on reasonable terms, if at all.

Operating activities

Cash provided by operating activities was $1.8 million for the six months ended June 30, 2012, due to net income of $0.3 million after the exclusion of non-cash items such as the mark-to-market valuation of preferred stock warrants of $1.6 million prior to our initial public offering, depreciation and amortization of $0.8 million, amortization of intangible assets of $0.4 million and stock-based compensation of $1.3 million. These items counteract the increase in deferred revenue of $2.5 million and the decrease in accounts payable of $2.0 million due to a pay down of vendor balances from the year end, which are offset by the increase in accounts receivable of $2.1 million and a decrease in other assets and liabilities of $1.2 million.

Cash used in operating activities was $1.2 million for the six months ended June 30, 2011, which was primarily attributable to changes in the valuation of our preferred warrant and option liabilities of $1.6 million, net loss of $1.3 million, stock-based compensation expense of $0.4 million, depreciation and amortization of $0.3 million, amortization of intangible assets of $0.5 million offset by net changes in current assets and liabilities of $2.8 million. Within current assets and liabilities, accounts receivable increased $6.0 million during the six months ended June 30, 2011 due to the increase in volume and the timing of product shipments during the 2011 period. We expect accounts receivable balances will fluctuate over time depending on the timing of product shipments within the given period. Prepaid expenses increased by $1.1 million primarily due to expenditures related to our initial public offering.

Cash provided by operating activities was $5.5 million in 2011, which was primarily due to an increase in deferred revenue of $6.3 million as a result of the increased sales for the year, the change in accounts payable of $3.0 million, an increase in accrued liabilities of $0.9 million, stock-based compensation expense of $1.5 million and changes in the valuation of preferred stock warrants and option liabilities of $1.4 million, amortization of intangible assets of $1.0 million and depreciation and amortization of $1.0 million. This was offset by a net loss of $2.5 million and change in accounts receivable of $6.7 million due to the increase in volume and the timing of product shipments during 2011. We expect accounts receivable balances will fluctuate over time depending on the timing of product shipments within the given period. Inventory increased $1.1 million as we began transitioning to the B3000 badge.

Cash provided by operating activities was $4.8 million in 2010, which was primarily attributable to net income of $1.2 million plus stock-based compensation expense of $0.5 million, changes in the valuation of warrant and option liabilities of $0.4 million, depreciation and amortization of $0.7 million, amortization of intangible assets of $0.2 million and net changes in current assets and liabilities of $1.7 million. Inventory increased $1.7 million as we elected to build inventory prior to our transition to a new contract manufacturer.

Cash provided by operating activities was $3.0 million in 2009, which was primarily attributable to the net loss of $1.0 million offset by stock-based compensation expense of $0.5 million, changes in the valuation of preferred stock warrants of $0.2 million, depreciation and amortization of $0.8 million and net changes in current assets and liabilities of $2.5 million.

Investing activities

Cash used in investing activities was $60.8 million for the six months ended June 30, 2012, which was due to the purchase of short-term investments of $59.9 million and the purchase of property and equipment and leasehold improvements of $0.9 million.

Cash used in investing activities was $0.9 million for the six months ended June 30, 2011, which was due to the purchase of property and equipment and leasehold improvements.

Cash used in investing activities was $2.5 million in 2011, which was primarily attributable to the purchase of property and equipment and leasehold improvements related to expansion of our corporate offices. Our purchases of property and equipment during the year were higher than normal as we expanded our leasehold improvements and procured additional computer equipment to support the increase in headcount. We also invested in manufacturing tools and equipment to support our newly introduced B3000 badge.

Cash used in investing activities was $9.4 million in 2010, which was primarily attributable to the $8.8 million in cash, net of cash received, used for four acquisitions we completed in the last four months of 2010, and the purchase of property and equipment in the amount of $0.7 million.

Cash used in investing activities was $0.4 million in 2009, which was primarily attributable to the purchase of property and equipment in the amount of $0.2 million and an increase of $0.2 million in a security deposit.

Financing activities

Cash provided by financing activities was $64.3 million for the six months ended June 30, 2012, which was primarily attributable to the net proceeds received from our initial public offering of $72.2 million partially offset by the repayment of our credit facility and term loan in the amount of $8.3 million.

Cash used in financing activities was $5.4 million for the six months ended June 30, 2011, which was primarily attributable to a $3.9 million net increase in debt and $1.8 million in proceeds from the exercise of stock options and preferred stock warrants. In June 2011, we drew $4.5 million on the revolving line of credit for general corporate purposes as we added headcount and continued to invest in our operations for future growth. On April 3, 2012, we paid in full the outstanding amount under the revolving line of credit. The line of credit expired in April 2012.

Cash provided by financing activities was $3.2 million in 2011, which was primarily attributable to a $2.9 million net increase in debt and $1.8 million in proceeds from the exercise of stock options and preferred stock warrants offset by $1.5 million of expenses related to our initial public offering. In June 2011, we drew $4.5 million on the revolving line of credit for general corporate purposes as we added headcount and continued to invest in our operations for future growth.

Cash provided by financing activities was $4.4 million in 2010, which was primarily attributable to a $3.1 million net increase in debt and $1.2 million in proceeds from the exercise of stock options.

The net increase in debt includes a new $5.0 million term loan used to partially finance the four acquisitions during the year.

Cash provided by financing activities was $0.1 million in 2009, which was primarily attributable to a net increase in debt.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2011:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$5,729	$1,231	$4,148	$350	$—
Non-cancelable purchase commitments(2)	4,888	4,888	—	—	—
Long-term debt(3)	8,516	6,639	1,877	—	—

Total	$19,133	$12,758	$6,025	$350	$—

(1)	Consists of contractual obligations from non-cancelable office space under operating leases.

(2)	Consists of minimum purchase commitments with our independent contract manufacturer and other vendors.

(3)	Consists of principal and interest amounts due under our credit facility.

The following table summarizes our contractual obligations as of June 30, 2012:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	$5,543	$1,358	$2,970	$1,215	$—
Non-cancelable purchase commitments(2)	3,727	3,727	—	—	—

Total	$9,270	$5,085	$2,970	$1,215	$—

(1)	Consists of contractual obligations from non-cancelable office space under operating leases.

(2)	Consists of minimum purchase commitments with our independent contract manufacturer and other vendors.

Our uncertain tax liabilities are recorded against our deferred tax assets and are, therefore, not included in the tables above.

Off-balance sheet arrangements

During 2009, 2010, 2011 and the six months ended June 30, 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, accounting for business combinations and the provision for income taxes. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that we believe to be reasonable under the circumstances.

The accounting estimates we use in the preparation of our consolidated financial statements will change as events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

While our significant accounting policies are more fully described in Note 2 of our “Notes to consolidated financial statements” included elsewhere in this prospectus, we believe the following reflect our critical accounting policies and our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We derive revenue from the sales of communication badges, smartphones, perpetual software licenses for software that is essential to the functionality of the communication badges, software maintenance, extended warranty and professional services. We also derive revenue from the sale of licenses for software that is not essential to the functionality of the communication badges.

Revenue is recognized when

•	there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party

•	delivery has occurred or services have been rendered

•	the price is fixed or determinable after evaluating the risk of concession

•	collectability is probable and/or reasonably assured based on customer creditworthiness and past history of collection

A typical sales arrangement involves multiple elements, such as sales of communications badges, perpetual software licenses, professional services and maintenance services which entitle customers to unspecified upgrades, bug fixes, patch releases and telephone support. Revenue from the sale of communication badges and perpetual software licenses is recognized upon shipment or delivery at the customers’ premises as the contractual provisions governing sales of these products do not include any provisions regarding acceptance, performance or general right of return or cancellation or termination provisions adversely affecting revenue recognition. Revenue from the sale of maintenance services on software licenses is recognized over the period during which the services are provided, which is generally one year. Revenue from professional services is recognized either on a time and materials basis as the services are provided or on a fixed fee basis based on milestones, both of which generally take place over a period of two to twelve weeks.

For contracts that were signed prior to January 1, 2010 and were not materially modified after that date, we recognize revenue on such arrangements in accordance with the discussion under the authoritative guidance for Software Revenue Recognition, for all elements under such arrangements, as our software licenses sold as part of such multiple element arrangements are considered essential to the functionality of the communications system. The arrangement consideration is allocated between each element in a multiple element arrangement based on vendor-specific objective evidence, or VSOE, of fair value. We applied the residual method whereby only the fair value of the undelivered element, based on VSOE, is deferred and the remaining residual fee is recognized when delivered. We established VSOE of fair value for maintenance services based on actual renewal rates. The VSOE of fair value for professional services is based on the rates charged for those services when sold independently from a software license.

In October 2009, the Financial Accounting Standards Board, or the FASB, amended the guidance for revenue recognition for tangible products containing software components that function together to deliver the products essential functionality and also amended the accounting guidance for multiple element arrangements. We concluded that both standards were applicable to our products and arrangements and elected to early adopt these standards on a prospective basis for revenue arrangements entered into or materially modified after January 1, 2010. Under the new guidance, tangible products, containing both software and nonsoftware components that function together to deliver a tangible product’s essential functionality, will no longer be subject to software revenue accounting.

The amended guidance for multiple element arrangements:

•	provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated

•

requires an entity to allocate revenue in an arrangement using best evidence of selling price, or BESP, if a vendor does not have vendor specific evidence, or VSOE, of fair value or third party evidence, or TPE, of fair value

•	eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method

Under the new guidance, tangible products and the essential software licenses that work together with such tangible products to provide them their essential functionality are now not subject to software revenue recognition accounting rules (non-software elements), while nonessential software licenses are still governed under software revenue recognition rules (software elements). In such multiple element arrangements, we first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. For our multiple-element arrangements, we allocate revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: VSOE if available, third party evidence, or TPE, if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE are available. We then further allocate consideration within the software group to the respective elements within that group following the authoritative guidance for software revenue recognition and our policies as described above.

We allocate revenue to all deliverables based on their relative selling prices, which for the majority of our products and services is based on VSOE of fair value. We have established VSOE of fair value for our communication badges, smartphones, software maintenance, extended warranty, and professional services. VSOE of fair value is established based on selling prices when the elements are sold separately and such selling prices fall within a relatively narrow band or through actual maintenance renewal rates. We establish best evidence of selling price, or BESP, considering multiple factors including normal pricing and discounting practices, which considers market conditions, internal costs and gross margin objectives. We established BESP for perpetual licenses based on a range of actual discounts off list price, as the actual selling prices for perpetual licenses fall within a relatively narrow range.

Each element is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. We consider a deliverable to have standalone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, our revenue arrangements do not include a general right of return. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. The adoption of the amended revenue recognition guidance did not result in any significant changes to the individual deliverables to which we allocate revenue as the fair value for most of the deliverables is based on VSOE, or the timing of revenue recognized from the individual deliverables.

We also derive revenue from the provision of hosted services on a subscription basis and software sold under term licenses. Revenue from the sale of these products and services are not sold as part of multiple element arrangements and such arrangements are recognized ratably over the term of the arrangement.

A portion of our sales are made through multi-year lease agreements. Under sales-type leases, we recognize revenue for hardware and software products net of lease execution costs such as post-installation product maintenance and technical support, at the net present value of the lease payment stream. We record the fair value of equipment as sales revenue, the cost of equipment as cost of sales and the minimum lease payments as lease receivables. The difference between the lease receivable and the equipment fair value is recorded as unearned income and is amortized as income over the lease term using the interest method. We believe that our sales-type lease portfolio contains only normal collection risk. We may optimize cash flows by selling a majority of the leases to third-party leasing finance companies on a non-recourse basis. We have no obligation to the leasing company once the lease has been sold. Some of the sales-type leases are retained in-house.

Stock-based compensation

Stock options

We record all stock-based awards, which consist of stock option grants, at fair value as of the grant date and recognize the expense over the requisite service period (generally over the vesting period of the award). The expenses relating to these awards have been reflected in our financial statements. Stock options granted to our employees vest over periods of 12 to 48 months. With the exception of stock options granted in connection with the acquisition of ExperiaHealth, which vest upon certain milestones being met, stock options granted to non-employees generally vest on the date of grant.

We use the Black-Scholes option-pricing model to calculate the fair value of stock options on their grant date. This model requires the following major inputs: the estimated fair value of the underlying common stock, the expected life of the option, the expected volatility of the underlying common stock over the expected life of the option, the risk-free interest rate and expected dividend yield. The following assumptions were used for each respective period for employee stock-based compensation:

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Risk-free interest rate	1.89% - 2.73%	1.90% - 2.63%	0.98% - 2.48%	2.20% - 2.48%	0.78% - 1.03%
Expected life (years)	5.57	5.77	5.49 - 5.73	5.49 - 5.68	5.48 - 5.60
Expected volatility	45.30% - 46.20%	44.03% - 44.52%	44.68% - 47.60%	45%	47.9% -48.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

At June 30, 2012, there was $7.6 million of unrecognized net compensation cost related to options which is expected to be recognized over a weighted-average period of 3.0 years. We did not grant non-employee options in the six months ended June 30, 2012, and we granted an immaterial amount of non-employee options in the quarter ended June 30, 2011.

Because our securities were not publicly traded prior to March 28, 2012, the date our common stock began trading in connection with our initial public offering, the risk-free rate for the expected term of options granted prior to March 28, 2012 was based on the U.S. Treasury Constant Maturity Rate as of the grant date. The computation of expected life was determined based on the historical exercise and forfeiture behavior of our employees, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected stock price volatility for our common stock was estimated based on the historical volatility of a group of comparable companies for the same expected term of our options. The comparable companies were selected based on industry and market capitalization data. We assumed the dividend yield to be zero, as we have never declared or paid dividends and do not expect to do so in the foreseeable future.

The aggregate intrinsic value of options outstanding as of June 30, 2012 was $81.0 million, of which $56.0 million related to vested options and $25.0 million related to unvested options. Aggregate intrinsic value represents the difference between our closing stock price on the last trading day of the period, which was $26.79 per share as of June 30, 2012, and the exercise price multiplied by the number of related options.

Stock-based compensation expense is recognized based on a straight-line amortization method over the respective vesting period of the award and has been reduced for estimated forfeitures. We estimated the expected forfeiture rate based on our historical experience, considering voluntary termination behaviors, trends of actual award forfeitures, and other events that will impact the forfeiture rate. To the extent our actual forfeiture rate is different from our estimate, the stock-based compensation expense is adjusted accordingly.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock option vests, or if fully vested, on the date of grant. For stock options issued to non-employees with specific performance criteria, we make a determination at each balance sheet date whether the performance criteria are probable of being achieved. Compensation expense is recognized at the time it is determined that it is probable the performance criteria will be met. The fair value of the stock options granted to non-employees was calculated using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Risk-free interest rate	1.72%	2.43%	1.63% - 3.41%	1.70 - 3.41%	1.77%
Expected life (years)	10	10	8.83 - 10	9.33 - 10	8.67
Expected volatility	45.0%	46.0%	45.0% -54.0%	45.0 - 54.0%	46.7%
Dividend yield	0%	0%	0%	0%	0%

Since January 1, 2010, we have granted options to purchase shares of common stock as follows:

Grant date	Number of options granted	Option exercise price	Fair value of common stock per share	Fair value of common stock options per share	Grant date fair value (in thousands)
February 26, 2010	18,246	$1.62	$1.62	$0.73	$13
March 31, 2010	99,999	1.62	1.62	0.73	92
July 16, 2010	19,747	2.04	2.04	0.92	17
September 7, 2010	144,331	2.22	2.22	0.97	140
November 3, 2010	83,333	2.22	2.22	1.32	110
December 23, 2010	314,472	2.16	2.16	0.95	300
March 31, 2011	363,415	4.68	4.68	2.07	752
May 5, 2011	420,404	5.04	5.04	2.02	943
June 14, 2011	1,250	5.04	11.10	8.12	11
June 14, 2011	45,696	5.04	11.10	7.41	338
July 28, 2011	71,326	11.10	11.10	4.84	345
September 15, 2011	66,666	11.10	10.68	6.72	447
October 3, 2011	200,000	11.10	11.10	4.95	991
October 26, 2011	83,241	11.10	11.10	4.95	412
December 20, 2011	112,239	11.10	11.10	4.96	557
February 9, 2012	57,239	12.42	12.42	5.53	317
March 27, 2012	41,161	16.00	16.00	7.13	293
May 31, 2012	370,470	24.15	24.15	10.7	3,964
June 29, 2012	27,500	26.79	26.79	11.87	326

In addition, on February 9, 2012 we granted 24,152 shares of restricted common stock to certain non-employee directors with a fair value of $12.42 per share.

Because our common stock was not publicly traded prior to our initial public offering, for stock options granted prior to our initial public offering, our board of directors exercised significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	our stage of development

•	our financial condition and historical operating performance

•	our future financial projections and the risk of not achieving these projections

•	changes in our company and in the industry since the last time the board made a determination of fair value

•	impact of acquisitions on the business, including risks associated with the integration of the acquired operations

•	the financial performance and range of market multiples of comparable companies and comparable acquisitions

•	market and regulatory conditions affecting our industry

•	the rights, preferences, privileges and restrictions of each security in our capital structure

•	the expected timing and likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions

•	the illiquid nature of our common stock

From January 2009 through the date of our initial public offering, we obtained periodic third-party valuations of our common stock performed in a manner consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations involved estimating our enterprise value, or EV, and then allocating the EV to each element of our capital structure (e.g., preferred stock, common stock, warrants and options). Our EV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using two comparable company methods. The DCF estimated our enterprise value based on the present value of estimated future net cash flows our business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The future cash flows used in the DCF were approved by our board of directors quarterly and considered the changes that had taken place in our business since the last valuation. The estimated present value was then calculated by applying a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business, and to our cash flow projections.

Under the market-based approach we considered analyses for both comparable companies and comparable acquisitions. In the comparable company analysis of the market approach, we considered EV, to last twelve months, or LTM, revenue, to next calendar year, or CY, revenue, to two-year forward revenue, and to two-year forward EBITDA as presented in the table below. Since we have not yet achieved a normalized level of operating profit, LTM EBITDA multiples were not used and forward EBITDA multiples were applied only in certain valuations. EV is defined and computed as the market value of equity (also referred to as market capitalization, computed as fully-diluted shares outstanding multiplied by trading price), plus preferred stock, plus minority interest, plus debt, less cash (cash, cash equivalents and marketable securities). Over time, the comparable companies we considered evolved to reflect the shift in our product offering and strategy. In selecting appropriate multiples, we gave consideration to the fact that the comparable companies we identified were larger, more mature and more diversified than us, and most were profitable, whereas we are smaller and less diversified, have not yet achieved positive or normalized (depending on the valuation date) operating margins, but are growing faster than the comparable companies. Over time, the selected multiples evolved as a result of movements in comparable companies’ stock prices and financial results, as well as our historical and expected future performance relative to that of the comparable companies.

The comparable acquisitions analysis of the market approach was considered at each fair value assessment date, but only utilized to derive an indication of value since the December 31, 2010 valuation. Prior to that, we determined that our LTM metrics alone were not sufficient to imply an indication of value under the comparable acquisition approach. Starting with the December 31, 2010 valuation, we concluded an indication of value from the comparable acquisitions approach based upon EV-to-LTM revenue multiples ranking near the mean and median of the comparable companies, after excluding outliers and considering differences in size and margins.

The major inputs and assumptions used in the market approaches for each valuation date are presented in the table below:

	12/31/09	3/31/10	6/30/10	9/30/10	12/31/10	3/31/11	6/30/11	9/30/11	10/20/11	12/31/11	2/2/12

Comparable public company analysis
EV/LTM revenue range	1.00x- 1.20x	—	—	—	—	—	—	—	—	—	—
EV/next CY revenue range	0.90x- 1.10x	1.00x- 1.25x	1.00x- 1.25x	1.00x- 1.20x	1.50x- 2.00x	1.50x- 2.00x	3.00x- 3.50x	3.00x- 3.50x	3.00x- 3.50x	2.25x- 2.75x	2.25x- 2.75x
EV/two-year forward revenue range	—	0.75x- 1.00x	0.75x- 1.00x	0.90x- 1.10x	1.00x- 1.50x	1.00x- 1.50x	2.75x- 3.25x	2.50x- 3.00x	2.50x- 3.00x	1.75x- 2.25x	1.75x- 2.25x
EV/two-year forward EBITDA range	—	—	—	6.5x- 7.5x	7.0x- 9.0x	8.0x- 10.0x	12.0x- 14.0x	—	—	—	—

Comparable acquisitions analysis
EV/LTM revenue range	—	—	—	—	2.00x- 2.50x	2.00x- 2.50x	3.00x- 3.50x	3.00x- 3.50x	3.00x- 3.50x	3.00x- 3.50x	3.00x- 3.50x

For periods with more than one multiple indicated, we weighted each measure equally in determining our EV.

Once calculated, the DCF, the comparable company approach, and the comparable acquisitions approach (when utilized) were then equally weighted to determine our EV. Our EV at each valuation date was allocated to the components of our capital structure using two option pricing methods, one representing a sale or merger exit scenario and one representing an IPO scenario, weighted for the relative probabilities of either a sale or merger, or an IPO. As time passed and the prospects of an IPO became more favorable, the weight we assigned to the IPO scenario increased, thereby increasing the value allocated to our common stock.

A brief narrative of the specific factors considered by our board of directors or compensation committee in determining the grant date fair value of our common stock, as of the date of each grant since January 1, 2010, is set forth below.

February 2010

On February 26, 2010, our board of directors granted 18,246 options at an exercise price of $1.62 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered that there were no significant changes in our equity structure nor any significant business milestones that impacted the fair value of our common stock since the previous valuation in the fourth quarter of 2009. Additionally, the board considered a third-party valuation analysis as of December 31, 2009, which was received on February 25, 2010 and utilized cash flow assumptions and other qualitative inputs available through January 2010. The valuation analysis estimated the fair value of our common stock to be $1.62 per share and used a non-marketability discount of 33.3% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-

Scholes option inputs to the model were: 55.0% for volatility; 1.7% for the risk-free interest rate and a term of 3.0 years.

March 2010

On March 31, 2010, our board of directors granted 99,999 options at an exercise price of $1.62 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered that there were no significant changes in either our equity structure or our future cash flow projections since the prior grant in February 2010.

July 2010

On July 16, 2010, our compensation committee granted 19,747 options at an exercise price of $2.04 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the compensation committee considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common stock since the previous valuation. Additionally, it considered a third-party valuation analysis as of March 31, 2010, which was received on July 13, 2010 and utilized slightly improved cash flow assumptions and other qualitative inputs available through April 30, 2010. The valuation analysis estimated the fair value of our common stock to be $2.04 per share and used a non-marketability discount of 29.0% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs to the model were 55.0% for volatility; 1.02% for the risk-free interest rate and a term of 2.0 years.

September 2010

On September 7, 2010, our compensation committee granted 144,331 options at an exercise price of $2.22 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the compensation committee considered that there were no significant changes in our equity structure or any significant business milestones that impacted the fair value of our common stock since the previous valuation. Additionally, it considered a third-party valuation analysis as of June 30, 2010, which was received on September 1, 2010 and utilized slightly improved cash flow assumptions and other qualitative inputs available through July 29, 2010. The valuation analysis estimated the fair value of our common stock to be $2.22 per share and used a non-marketability discount of 27.8% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs to the model were 55.0% for volatility; 0.54% for the risk-free interest rate and a term of 1.75 years.

In the third and fourth quarters of 2010, revenue and operating results from our Voice Communication solution improved modestly. However, our capital structure changed significantly with the net addition of $4.0 million in debt plus significant cash expenses associated with our four 2010 acquisitions, which laid the groundwork for expanding our Secure Messaging and Care Transition solutions in 2011.

November 2010

On November 3, 2010, we granted options to purchase up to 83,333 shares of our common stock, at an exercise price of $2.22 per share, as contingent consideration for the acquisition of ExperiaHealth. The exercise price was based on the board of directors’ determination of the fair value of our common stock on the date of grant. In reaching this decision, the board considered our most recent third-party valuation analysis. Please see “Note 4” to our consolidated financial statements for more information regarding these options and our acquisition of ExperiaHealth.

December 2010

On December 23, 2010, our board of directors granted 314,472 options at an exercise price of $2.16 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered a third-party valuation analysis as of September 30, 2010, which was received on December 17, 2010 and utilized cash flow assumptions and other qualitative inputs available through November 11, 2010. The valuation specifically considered the significant cash expenditures we incurred in connection with the first two of our 2010 acquisitions as well as the uncertainty that existed in our ability to generate sustained future positive cash flow from these acquisitions. The valuation analysis estimated the fair value of our common stock to be $2.16 per share and used a non-marketability discount of 21.4% and a scenario weight of 25.0% for an IPO and 75.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.35% for the risk-free interest rate and a term of 1.5 years.

March 2011

On March 31, 2011, our board of directors granted 363,415 options at an exercise price of $4.68 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered a third-party valuation analysis as of December 31, 2010, which was received on March 22, 2011 and utilized cash flow assumptions and other qualitative inputs available through February 17, 2011. The valuation considered increasing future cash flow projections, since the last valuation, due to the expansion of our Secure Messaging and Care Transition product lines that occurred in 2011 resulting from the integration of our 2010 acquisitions, including decisions around product line management and sales strategies. The valuation analysis estimated the fair value of our common stock to be $4.68 per share, and used a non-marketability discount of 21.3% and a scenario weight of 30.0% for an IPO and 70.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.45% for the risk-free interest rate and a term of 1.5 years.

May 2011

On May 5, 2011, our board of directors granted 420,404 options at an exercise price of $5.04 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered a third-party valuation analysis as of March 31, 2011, which was received on May 4, 2011 and utilized cash flow assumptions and other qualitative inputs available through April 30, 2011. The valuation included upward revisions in our financial projections as we continued to integrate our acquisitions, as well as a reduction of time anticipated for a potential IPO. The valuation analysis estimated the fair value of our common stock to be $5.04 per share and used a non-marketability discount of 19.5% and a scenario weight of 40.0% for an IPO and 60.0% for a sale or merger. The Black-Scholes option inputs were 45.0% for volatility; 0.43% for the risk-free interest rate and a term of 1.25 years.

June 2011

On June 14, 2011, our board of directors granted 1,250 options to a non-employee and 45,696 options to employees at an exercise price of $5.04 per share. In July 2011, we received a third-party valuation analysis as of June 30, 2011 which utilized cash flow assumptions and other qualitative inputs available through June 23, 2011. The valuation analysis estimated the fair value of our common stock to be $11.10 per share and used a non-marketability discount of 14.7% and a scenario weight of 60.0% for an IPO and 40.0% for a sale or merger. The Black-Scholes option inputs used for the IPO scenario were 45.0% for volatility; 0.10% for the risk-free interest rate and a term of 0.33 years. The Black-Scholes option inputs used for the sale or merger scenario were 45.0% for volatility; 0.32% for the risk-free interest rate and a term of 1.50 years. The increase in estimated fair value of our common stock to $11.10 per share at June 30, 2011 from $5.04 per share at March 31, 2011 was primarily attributable to upward revisions in our expected growth as we continued to execute on our business plan, and the expected benefits from our acquisitions began to materialize and favorably impacted our future expectations. Additionally, we noted a significant rebound in the market for technology company IPOs in this period. The confluence of all of these factors had a pervasive impact on key assumptions in our valuation analyses. We reduced the discount rate we used in our DCF analysis from 30% to 20%, and we increased the terminal value expectation in our DCF from 8x to 10x forecasted EBITDA. We also selected higher multiples for our market-based approaches due to our increase in expected growth and a decrease in our risk profile, as described above. Additionally, we increased the weighting we applied for a potential IPO scenario to our valuation models from 40% at March 31, 2011 to 60% at June 30, 2011 after holding our IPO organizational meeting. Because of the proximity of the June 14, 2011 grant to the valuation as of June 30, 2011, the fair value of the underlying common stock used to calculate the fair value of the options on the grant date for financial statement reporting purposes was determined to be $11.10 per share.

July 2011

On July 28, 2011, our board of directors granted 71,326 options at an exercise price of $11.10 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. In reaching this decision, the board considered the June 30, 2011 valuation described above.

September and October 2011

Between September 1 and October 19, 2011 our board of directors granted 66,666 options to a non-employee and 200,000 options to an employee, each at an exercise price of $11.10 per share. Subsequently, we received a third-party valuation analysis as of September 30, 2011. The valuation analysis estimated the fair value of our common stock to be $10.86 per share and used a non-marketability discount of 14.7% and a scenario weight of 70.0% for an IPO and 30.0% for a sale or merger. The Black-Scholes option inputs used for the IPO scenario were 45.0% for volatility; 0.06% for the risk-free interest rate and a term of 0.5 years. The Black-Scholes option inputs used for the sale or merger scenario were 45.0% for volatility; 0.16% for the risk-free interest rate and a term of 1.25 years. During the period from June 30, 2011 to September 30, 2011, we noted a significant decrease in both the market for technology company IPOs and the broader U.S. equity markets. For example, during this period the Dow Jones Industrial Average and the NASDAQ market index decreased 13% and 14%, respectively. Consequently, we considered this factor in our determination of stock price fair value, which included using lower market multiples for our market-based valuation approaches during this period. Prior to receiving our third-party valuation as of September 30, 2011, the grant date fair value of our common stock for the non-employee grant was estimated to be $10.68 per share and the grant date fair value of our common stock for the employee stock option grants was estimated to be $11.10 per share. These estimations considered preliminary indicators of value we received from the third-party valuation firm that were generally consistent with the final September 30, 2011 valuation we subsequently received. After receiving the September 30, 2011 valuation, we concluded that the difference between the share prices of $10.68 and $11.10 used to calculate the grant date fair values for these grants, and the $10.86 per share valuation were not significant.

On October 26, 2011, our board of directors granted 83,241 options at an exercise price of $11.10 per share. This exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date, which was consistent with the valuation used for the employee grant on October 3, 2011. Subsequently, we received a third-party valuation analysis as of October 20, 2011 which estimated the fair value of our common stock to be $10.92 per share. The key assumptions in this valuation were generally consistent with the assumptions used in the September 30, 2011 valuation.

December 2011

On December 20, 2011, our board of directors granted 112,239 options at an exercise price of $11.10 per share. In January 2012, we received a third-party valuation analysis as of December 31, 2011. The valuation estimated the fair value of our common stock to be $11.70 per share and used a non-marketability discount of 11.1% and a scenario weight of 80.0% for an IPO and 20.0% for a sale or merger. The Black-Scholes option inputs used for the IPO scenario were 45.0% for volatility; 0.02% for the risk-free interest rate and a term of 0.25 years. The Black-Scholes option inputs used for the sale or merger scenario were 45.0% for volatility; 0.15% for the risk-free interest rate and a term of 1.25 years. Prior to receiving the third-party valuation as of December 31, 2011, our board of directors estimated the grant date fair value of our common stock to be $11.10 per share. This estimation considered the information we used to estimate the fair value of our common stock in October 2011, as discussed above, as well as preliminary indicators of value we received from the third-party valuation firm. After receiving the December 31, 2011 valuation, we concluded that the difference between the $11.10 share price and $11.70 valuation was not significant.

February 2012

On February 9, 2012, our board of directors granted 57,239 employee options at an exercise price of $12.42 per share and 24,152 shares of restricted common stock to certain non-employee directors with a fair value of $12.42 per share. The option exercise price was based upon our board of directors’ determination of the fair value of our common stock on such date. We received a third-party valuation analysis as of February 2, 2012 to assist in determining the fair value of our common stock for these grants. The valuation analysis estimated the fair value of our common stock to be $12.42 per share and used a non-marketability discount of 8.48% and a scenario weight of 90.0% for an IPO and 10.0% for a sale or merger. The Black-Scholes option inputs used for the IPO scenario were 45.0% for volatility; 0.06% for the risk-free interest rate and a term of 0.17 years. The Black-Scholes option inputs used for the sale or merger scenario were 45.0% for volatility; 0.15% for the risk-free interest rate and a term of 1.17 years.

March 2012

On March 7, 2012 our board of directors approved the issuance of 33,333 options to a newly appointed director and 3,250 options to six newly hired employees. All of these options were formally granted upon the pricing of our common stock to be sold in our initial public offering at an option exercise price per share equal to the initial public offering price. Beginning on such grant date, we record expense for the options in our consolidated financial statements.

In March 2012, we determined the estimated initial public offering price per share to be between $12.00 and $14.00 per share. Our board of directors made this determination after evaluating and discussing several factors with our management and the managing underwriters in our initial public offering. These factors include the valuation and recent performance of healthcare technology companies that we expect will be viewed by potential investors as comparable to us, the aftermarket performance of companies that recently completed their initial public offerings, the third-party valuation that we received in February 2012 and the continuing volatility in the financial markets. Based upon the nature of our evaluation, we are not able to quantify the amount that any particular factor contributed to the determination of the estimated initial public offering price range.

Stock options granted subsequent to our initial public offering

For stock options granted subsequent to our initial public offering, our board of directors determined the fair value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

The following table summarizes stock-based compensation charges for 2009, 2010, 2011 and the six months ended June 30, 2012 (in thousands):

	Year ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012
Employee stock-based compensation expense	$492	$507	$1,001	$367	$1,250
Non-employee stock-based compensation expense	—	100	907	448	29

Total stock-based compensation	$492	$607	$1,908	$815	$1,279

At December 31, 2011, there was $3.7 million of unrecognized net compensation cost related to options which is expected to be recognized over a weighted-average period of 3.7 years.

Restricted Stock Units

During the six months ended June 30, 2012, we began incorporating restricted stock units as an element of our compensation plans. In May 2012, we granted certain employees restricted stock units, which vest one third on the first anniversary of the grant, one third on the second anniversary of the grant and one third upon the third anniversary of the grant. We did not grant any restricted stock units prior to May 2012.

A summary of the restricted stock unit activity during the six months ended June 30, 2012 is presented below.

	Restricted stock units
	Number of shares	Weighted average grant date fair value per share
Granted	253,810	$24.15
Vested	—	—
Forfeited	(500)	24.15

Outstanding at June 30, 2012	253,310	$24.15

Goodwill and intangible assets

We allocate the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. No impairment was recorded in 2010, 2011 or during the six months ended June 30, 2012. As of June 30, 2012, no changes in circumstances indicate that goodwill carrying values may not be recoverable. Application of the goodwill impairment test requires judgment. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and the buying habits of our customers along with changes in the costs to provide our products and services. We have identified two operating segments (products and services) which we also consider to be reporting units.

Intangible assets

In connection with the acquisitions we made in 2010, we recorded intangible assets. We applied an income approach to determine the values of these intangible assets; the income approach measures the value of an asset based on the future cash flows it is expected to generate over its remaining life. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. In applying the income approach, we used the excess earnings method to value our customer relationships and in-process research and development intangible assets and the relief from royalty method to value our developed technology and trade name intangible assets. We used the with and without method to value a non-compete intangible asset. The cash flows expected to be generated by each intangible asset were discounted to their present value equivalent using rates believed to be indicative of market participant discount rates.

Intangible assets are amortized over their estimated useful lives. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. Finite-lived intangible assets consist of customer contracts, trademarks, and non-compete agreements. We evaluate our intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment of intangible assets was recorded in 2010, 2011 or the six months ended June 30, 2012.

Significant judgments required in assessing the impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, we record deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that we expect will be in effect when we recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, we provide for a valuation allowance. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

We have deferred tax assets, resulting from deductible temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Due to the amount of net operating losses available for income tax purposes through June 30, 2012, we had a full valuation reserve against our deferred tax assets. We continue to evaluate the realizability of our U.S. and Canadian deferred tax assets. If our financial results improve, we will reassess the need for a full valuation allowance each quarter and, if we determine that it is more likely than not the deferred tax assets will be realized, we will adjust the valuation allowance.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon our management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the highest amount of tax benefit with a greater than 50.0% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

We include interest and penalties with income taxes on the accompanying statement of operations. Our tax years after 2006 are subject to tax authority examinations. Additionally, our net operating losses and research credits prior to 2007 are subject to tax authority adjustment.

Provision for income taxes

We recorded a provision for income taxes of $285,000 for the year ended December 31, 2011 and $379,000 for the six months ended June 30, 2012, compared to a benefit from income taxes of $367,000 for the year ended December 31, 2010 and $174,000 for the six months ended June 30, 2011. The difference primarily related to benefits realized in 2010 related to the release of the valuation allowance on deferred tax assets used to offset deferred tax liabilities that we recognized as a result of the acquisitions made in 2010.

Quantitative and qualitative disclosures about market risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, historically we have invested in money market funds. To minimize the exposure due to an adverse shift in interest rates, we invest in short-term securities and maintain an average portfolio duration of one year or less.

Historically our operations have consisted of research and development and sales activities in the United States. As a result, our financial results have not been materially affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets. In the fourth quarter of 2010, we acquired Wallace Wireless, Inc., a company based in Toronto, Canada. At the date of acquisition, this company had 16 employees. We expect to generate future revenue and incur future expenses associated with operating our Canadian subsidiary relating to this acquisition. We are developing plans to expand our international presence. Accordingly, we expect that our exposure to changes in foreign currency exchange rates and economic conditions will increase in future periods.

Recently issued accounting guidance

In June 2011, the FASB issued new disclosure guidance related to the presentation of the statement of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the consolidated statement of stockholders’ equity. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. We adopted this accounting standard effective January 1, 2012; the adoption of this standard did not have any material impact on our financial position or our results of operations.

In September 2011, the FASB issued new accounting guidance that simplifies goodwill impairment tests. The new guidance states that a “qualitative” assessment may be performed to determine whether further impairment testing is necessary. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Prior to the amendment, entities were required to test goodwill for impairment, on at least an annual basis, by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is calculated as being less than its carrying amount, then the second step of the quantitative test is to be performed to measure the amount of impairment loss, if any. We adopted this accounting standard effective January 1, 2012; the adoption of this standard did not have a material impact on our financial position or our results of operations.

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an "emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

In July 2012, the FASB issued amended guidance that simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Business

Overview

We are a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. We help our customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through our Voice Communication, Secure Messaging and Care Transition solutions. Our Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. Our Secure Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another, or when the patient is discharged from the hospital.

Hospital communications are typically conducted through disparate components, including overhead paging, pagers and mobile phones, often relying on written records of who is serving in specific roles during a particular shift. These legacy communication methods are inefficient, often unreliable, noisy and do not provide “closed loop” communication (in which a caller knows if a message has reached its intended recipient). These communication deficiencies can negatively impact patient safety, delay patient care and result in operational inefficiencies. Our communication platform helps hospitals increase productivity and reduce costs by streamlining operations, and improves patient and staff satisfaction by creating a differentiated “Vocera hospital” experience.

At the core of our Voice Communication solution is a patent-protected software platform that we introduced in 2002. We have significantly enhanced and added features and functionality to this solution through ongoing development based on frequent interactions with our customers. Our software platform is built upon a scalable architecture and recognizes more than 100 voice commands. Users can instantly communicate with others using the Vocera communication badge or through Vocera Connect client applications available for BlackBerry, iPhone and Android smartphones, as well as Cisco wireless IP phones and other mobile devices. Our Voice Communication solution can also be integrated with nurse call and other clinical systems to immediately and efficiently alert hospital workers to patient needs.

Our solutions are deployed in over 800 hospitals and healthcare facilities, including large hospital systems, small and medium-sized local hospitals, and a small number of clinics, surgery centers and aged-care facilities. We sell our solutions to healthcare customers primarily through our direct sales force in the United States, and through direct sales and select distribution channels in international markets. In 2011, we generated revenue of $79.5 million, representing growth of 40.0% over 2010, and a net loss of $2.5 million. In the six months ended June 30, 2012, we generated revenue of $48.0 million, representing growth of 28.3% over the six months ended June 30, 2011, and net income of $0.3 million.

Industry overview

Improving communication among the mobile and highly dispersed healthcare professionals in hospitals is extremely important. According to Billians HealthData, an independent provider of healthcare business information, there were 6,928 hospitals in the United States as of

December 31, 2011. The Bureau of Labor Statistics reports that in 2008 there were a total of five million workers at these hospitals, including 1.6 million nurses. Hospitals face a growing shortage of qualified nurses. The American Hospital Association estimates there were over 115,000 open positions for registered nurses in hospitals in the United States as of July 2007, and the nursing shortfall is expected to continue to grow substantially. The inadequate coverage of patients by qualified nurses can detract from the patient experience and impact hospitals’ financial performance as patients are increasingly selecting hospitals and providers based on quality of care, cost and overall experience with the provider. The increasing focus on improving patients’ experience is supported by the healthcare reform initiative, which incorporates financial incentives for hospitals to improve the quality of care and patient satisfaction. These forces are driving hospitals to invest in technology and process improvements to manage their operations more efficiently and to improve staff and patient satisfaction. As a result, the world healthcare information technology, or IT, market will grow from $99.6 billion in 2010 to $162.2 billion in 2015, at a compound annual growth rate of 10.2%, according to MarketsandMarkets, a global market research and consulting company based in the United States.

Hospitals have difficulty achieving effective communications among their mobile and widely dispersed staff. Nurses, doctors and other caregivers have responsibilities throughout the hospital, from the emergency department, operating rooms and patient recovery rooms to nursing stations and other locations inside and outside the hospital. Communication challenges are compounded by the critical nature of the information conveyed, and the need for around-the-clock patient care and seamless transitions between caregivers’ at shift change and patient transfers between departments within the hospital.

The primary communication methods used in hospitals have changed very little in decades. Traditionally, communication inside of a hospital has followed a hub and spoke model, where the nursing station represents the hub and physicians, specialists and nurses represent the spokes. Caregivers are required to leave the patient’s bedside and return to the nursing station in order to attempt to speak with other healthcare professionals. Information about the various caregivers to be contacted for each individual patient, and the different telephone numbers at which they are reachable at different times, are traditionally kept on a sheet of paper or white board at the nursing station. The nurse or other caregiver may be required to leave the bedside to access this information, which can be out of date, illegible or inaccurate.

Traditional methods of hospital communication create a number of impediments to effective care and can degrade patient and caregiver satisfaction:

•

Time away from the bedside.    A 2005-2006 study of nurses in 36 hospitals in 17 healthcare systems indicated that less than one-third of nursing time was spent in patient rooms. We believe that inefficient communication processes are one of the main factors that take the nurse away from the patient, which can be both stressful to the patient and frustrating to the nurse, potentially impacting safety and quality of care.

•

Inability to reach the appropriate caregiver in a timely manner.    With numerous people involved in the delivery of patient care in a hospital, and the individuals performing particular roles often changing each shift, nurses and other caregivers do not know at any given time which person is providing care to each and every patient. Valuable time can be lost identifying, locating and contacting the appropriate nurse, physician or other caregiver.

•	Noisy environments. Traditional communication methods, which rely on overhead paging and device alarms, create noise in the hospital that can result in increased patient stress levels and staff frustration. Excessive noise can prevent patients from getting uninterrupted sleep and lengthen recovery time, resulting in an increased length of hospital stay. A 2005 study of hospital noise levels by acoustic engineers found that since 1960 daytime hospital noise levels around the world rose from 57 decibels to 72 and nighttime levels increased from 42 decibels to 60, all of which exceeded the World Health Organization’s 1995 hospital noise guidelines, which suggest that sound levels in patient rooms should not exceed 35 decibels. Hospitals are increasingly seeking to reduce the ambient noise levels to which their patients and staff are subjected.

•

Lack of closed loop communication.    In a closed loop communication system, the person transmitting information receives confirmation that it was received by the intended recipient. Traditional hospital communication methods do not inherently provide for closed loop communication. The phrase, “I never received the page,” is commonly heard in traditional hospitals. This can waste caregiver time in seeking to confirm receipt of important patient information and can adversely affect patient care if it is incorrectly assumed that the transmitted information has been received and processed.

Shortcomings in hospital communication not only cause inconvenience and frustration, but can also lead to medical errors and hospital inefficiencies:

•

Miscommunication causes medical errors.    In a study released in October 2010, the Joint Commission’s Center for Transforming Healthcare found that more than 37% of patient hand-offs were defective and did not allow the new caregiver to safely care for the patient. Subsequently, in July 2012, the Joint Commission, an independent healthcare accreditation organization, released a report regarding sentinel events, which it defines as unexpected occurrences involving death or serious physical or psychological injury, or the risk thereof. The Joint Commission documented that in hospitals’ voluntary reports of over 2,200 sentinel events studied from 2010 through the first quarter of 2012, communication issues were identified as one of the root causes in 69% of the events. It further reported that when the cause for the sentinel event was a delay in treatment, communication issues were the most frequently identified reason for the delay, appearing in 573 of the 716 cases, or over 80%, occurring from 2004 through the first quarter of 2012.

•

Communication difficulties impact hospital economics.    Inefficient communication systems can adversely affect hospital revenue and operating costs. Communication problems can lead to delays in preparing, or identifying the availability of, critical hospital resources such as operating rooms or emergency rooms, leading to lost revenue opportunities for the hospital. A 2010 University of Maryland study found that U.S. hospitals waste over $12 billion annually as a result of communication inefficiency among care providers.

To address these deficiencies, hospitals are seeking more effective alternatives for improving communication. We believe hospitals will increasingly turn to communication technologies to help improve patient safety and satisfaction, productivity and caregiver satisfaction and retention. We believe our solutions are at the convergence of the healthcare IT market and the enterprise communications and collaboration market. According to a report by Synergy Research Group, a source of market information for the networking and telecommunications industries, the enterprise communications and collaboration market reached $22.3 billion in 2010.

We estimate the worldwide hospital market opportunity for the full deployment of our Voice Communication solution to be over $6 billion on an aggregate basis. This aggregate market opportunity excludes ongoing maintenance and replacement products and is based on the amount spent for similar deployments by our existing customers in the United States calculated on a per bed and per staff member basis, and reflects our estimate of potential spending in select international markets adjusted for local market demographics.

Benefits of our solutions

We believe our solutions provide the following key benefits:

•

Improve patient safety.    The direct communication capabilities of our system improve caregivers’ ability to respond rapidly to critical events. The ability for users to instantly connect with the right resources in a closed loop communication process can help reduce medical errors and accidental deaths. Our Care Transition solution provides secure, repeatable and documented delivery of information during patient transfers, enabling accurate, timely communication that helps prevent treatment delays, medical errors and unsafe practices that may lead to sentinel events. After installing our Voice Communication solution, a hospital with over 500 beds reduced average telemetry alarm notification closure times from over nine minutes to under 40 seconds.

•

Enhance patient experience.    Hospitals can improve patient satisfaction through reduced noise levels, more caregiver time at the patient’s bedside, faster response times and improved communication links between the patient and nurse. For example, a study that we commissioned at a hospital with over 300 beds revealed that after adopting our Voice Communication solution up to 94% of overhead pages were eliminated. A graduate study conducted at a cardiac care facility with over 50 beds reported that nurse call system response times were reduced by approximately 37% after the installation of our system. We believe that patient experience is important not only to the patient but to the hospital as well. A study published in 2010 indicates notable associations between measures of patient experiences and technical quality and safety in hospitals. Starting in 2012, 1% of hospitals’ Medicare and Medicaid reimbursement will be withheld and redistributed based on the quality of their patients’ experience, with the amount increasing to 2% in 2017. Performance will be measured by evaluation of certain core measures and by patient satisfaction scores on the Hospital Consumer Assessment of Healthcare Providers and Systems, or HCAHPS, survey evaluation. Two of the questions on the survey cover areas where our solutions can have a direct impact on survey results.

•

Improve caregiver job satisfaction.    By replacing the traditional hub and spoke communication model, our Voice Communication solution enables caregivers to communicate more efficiently, spend more time caring for the patient at the bedside and walk fewer miles per shift, thus improving job satisfaction and employee retention. One customer, a teaching and research hospital, was able to reduce the time spent on common communication activities by 25% and the time spent looking for others by 45% after implementing our solution.

•

Increase revenue and reduce expenses.    Improved communication facilitated by our solutions can enable hospitals to increase revenue and reduce expenses through more efficient use of their resources, directly impacting profitability. With our solutions, hospitals can reduce nurse overtime expense and increase job satisfaction, thereby improving nurse recruiting and retention. In addition, improvements in patient safety and reduction in errors can lead to reduced liability cost for hospitals. Reports from customers indicate that our Voice Communication solution has enabled them to make more efficient use of high value areas of the hospital, such as operating rooms, which positions them to increase financial performance by achieving more surgeries per day. In an academic research study that we commissioned of a hospital in the Midwest, with five operating room suites, researchers measured a time savings of 5% (approximately 15 minutes) per surgery case after implementing our Voice Communication solution. According to the study, this time savings and corresponding increased throughput could enable one additional surgery per day, representing approximately $2 million in additional annual patient revenue. A hospital with nearly 400 beds reported that after deployment of our solution, it measured an 80% reduction in “diversion hours” for the emergency department (during which emergency patients were diverted to another facility due to insufficient available capacity), which positioned it to achieve an annual increase of $3 million in net patient revenue as a result of improved emergency department throughput.

Our strengths

We believe that we have the following key competitive strengths:

•

Unified communication solutions focused on the requirements of healthcare providers.    We provide solutions tailored to address communication and workflow challenges within hospitals. These solutions can be integrated with many of our customers’ clinical systems. Our healthcare market focus has led to the development of a platform that facilitates point-of-care communication, improves patient safety and satisfaction and increases hospital efficiency and productivity. In some new hospital deployments, entire workflows and care processes have been designed around the use of our solutions. For example, one new hospital did not install an overhead paging system because it uses our Voice Communication solution instead. Other hospitals have designed workflows using our “broadcast to a group” feature in order to organize the cleaning of operating rooms, urgently assemble key resources during a stroke alert or notify staff when the number of patients in the emergency department has reached critical levels. We believe that the ability to be integrated into hospitals’ workflows in this manner increases the mission-critical nature of our platform and serves as a key competitive advantage.

•

Comprehensive proprietary communication solutions.    Since our founding in 2000, we have built a unique, comprehensive unified communication solution consisting of our software platform, wearable communication badge and mobile applications. We believe our Voice Communication solution, which features a wearable, hands-free badge, is the only voice-controlled communication system designed for hospitals. Our proprietary platform, leveraging third-party speech recognition and voiceprint verification software, is a proven and scalable client-server solution. Our Voice Communication solution is protected by 16 issued U.S. patents, and five U.S. patent applications are pending. A military-specific version of the system has been certified as compliant with the FIPS 140-2 and Joint Interoperability Test Command (JITC) standards, satisfying important wireless and system security requirements of the Veterans Administration and the Department of Defense. We believe these to be significant barriers to entry for competing solutions. We have expanded our product portfolio to include solutions that improve communication during patient care transitions and enable secure and reliable messaging.

•

Broad and loyal customer base.    We have a broad and diverse customer base ranging from large hospital systems to small local hospitals and other healthcare facilities. Our customers represent an aggregate of over 800 separate hospitals and other healthcare facilities. We have a growing U.S. customer base and are expanding to hospitals in other English-speaking countries. For 2011, our largest end customer represented only 2.8% of revenue. After an initial sale, our customers frequently expand the deployment of our solutions to additional departments and functional groups. In 2011 and in the six months ended June 30, 2012, our quarterly revenue from existing customers (that is, customers from whom we had received revenue in a prior quarter) was on average over 85% of our revenue, demonstrating the loyalty of our customer base.

•

Recognized and trusted brand.    Our brand is recognized and endorsed among healthcare professionals as a trusted provider of healthcare communication solutions. For example, one customer prominently features our Voice Communication badges in its nurse recruiting materials. Even among non-Vocera hospitals, we have a very strong brand reputation. In a survey we commissioned in 2010, we were the vendor most frequently mentioned by chief information officers, clinicians and other information technology decision makers at non-Vocera hospitals, when asked who they would consider for voice communication solutions. In addition, we have received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions.

•

Experienced management team.    Our management team has developed a culture of innovation with a focus on delivering value and service for our customers. Our management team includes industry executives with operational experience, understanding of the U.S. and international healthcare and technology markets and extensive relationships with hospitals, which we believe provides us with significant competitive advantages.

Our strategy

Our goal is to extend our leadership position as a provider of communication solutions in the healthcare market. Key elements of our strategy include:

•

Expand our business to new U.S. healthcare customers.    As of December 31, 2011, our solutions were deployed in approximately 9% of U.S. hospitals. We believe our unified communication platform can provide significant value to both large and small hospitals that currently do not deploy our solutions. We plan to continue to expand our direct sales force to win new customers among hospitals of all sizes. We have structured and incentivized our sales organization to focus on sales to new customer sites, particularly within large health systems.

•

Further penetrate our existing installed customer base.    Typically, our customers initially deploy our Voice Communication solutions in a few departments of a hospital and gradually expand to additional departments as they come to fully appreciate the value of our solutions. We recognize the significant opportunity to up-sell and cross-sell to our existing customers, including into new hospitals that are part of healthcare system where our systems are deployed in one or more other hospitals. Key sales strategies include promoting further adoption of our Voice Communication solution and demonstrating the value of our Secure Messaging and Care Transition solutions to our existing customers. We plan to continue expanding the number of account managers focused on our existing customers in order to grow our revenue and maintain and improve customer experience.

•

Extend our technology advantage and create new product solutions.    We intend to continue our investment in research and development to enhance the functionality of our communication solutions and further differentiate them from other competing solutions. We plan to invest in product upgrades, product line extensions and new solutions to enhance our portfolio, such as our recent introduction of client applications for the BlackBerry, iPhone and Android mobile platforms.

•

Pursue acquisitions of complementary businesses, technologies and assets.    We completed four small acquisitions to expand our solutions offering, demonstrating that we can successfully source, acquire and integrate complementary businesses, technologies and assets. We intend to continue to pursue acquisition opportunities that we believe can accelerate the growth of our business.

•

Grow our international healthcare presence.    Today, in addition to our core U.S. market, we sell primarily into other English-speaking markets, including Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. As of December 31, 2011, our solutions were deployed in over 90 healthcare facilities outside the United States. We plan both to utilize our direct sales force and leverage channel partners to expand our presence in other English-speaking markets and enter non-English speaking countries. Recently we announced the general availability of a localized French language version of our Voice Communication solution.

•

Expand our communication solutions in non-healthcare markets.    While our current focus is on the healthcare market, we believe that our communication solutions can also provide value in non-healthcare markets. Our Voice Communication solution has been deployed in over 100 customers in non-healthcare markets where there are large numbers of mobile workers, including hospitality, retail and libraries. Currently, this is not a material portion of our business, but longer term, we believe these markets could represent potential opportunities for growth.

Our products, technology and services

Our solutions consist of our Voice Communication, Secure Messaging and Care Transition solutions. To complement our solutions, we provide services and support capabilities to help our customers optimize the benefits of our solutions.

Voice Communication solution

Our Voice Communication solution is comprised of a unique software platform that connects communication devices, including our hands-free, wearable, voice-controlled communication badges and third-party mobile devices that use our software applications to become part of the Vocera system. The system transforms the way mobile workers communicate by enabling them to instantly connect with the right person simply by saying the name, function or group name of the person they want to reach, often while remaining at the point-of-care. Our system responds to over 100 voice commands.

Some examples of common commands are shown below.

Action	Spoken commands

Call by name	Call John Smith.

Call a group member	Call an Anesthesiologist.

Dial a phone number or extension	Dial extension 3145.

Initiate a broadcast to a group	Broadcast to Emergency Response Team.

Locate nearest member of a group	Where is the nearest member of Security?

Send a voice message	Record a message for Pediatric Nursing.

Components of the Voice Communication solution include:

•

Software platform.    At the heart of our Voice Communication solution is a patent-protected enterprise-class software platform that runs on our customers’ Windows-based servers. The intelligence of our client-server system is contained primarily within our server-software. This platform contains an optimized speech recognition engine and call management functionality. In addition, it controls the calling and messaging functions of the mobile client devices and maintains profiles for users and groups that enable customization of workflow patterns for each customer. Our scalable software platform can support multiple geographic sites and multiple facilities within a healthcare system to help clinicians stay connected to the latest status of their patients.

In addition to the primary system server, our software platform includes usage and diagnostic reporting tools, as well as our telephony software to interface to customers’ existing phone systems. Our solution is further embedded into the clinical workflow of the hospital through the ability to integrate with over 40 third-party clinical systems, including nurse call, patient monitoring and electronic medical record systems. These integrated solutions enable the immediate delivery of alerts to hospital workers, helping to improve patient safety and satisfaction.

•

Communication badge.    Our communication badge is a wearable device weighing less than two ounces that operates over customers’ industry-standard Wi-Fi networks, the use of which has become increasingly prevalent in hospitals. The badge is worn clipped to a shirt or on a lanyard. It can be used to conduct hands-free communication and is the only hands-free device of its kind. It enables instant two-way voice conversations without the need to remember a phone number or use a handset. An over-the-air update mechanism seamlessly updates device software. Our badge also incorporates automatic diagnostic mechanisms that feed data on wireless network performance back to the software platform for reporting and diagnosis of problems. In October 2011, we introduced the Vocera B3000 badge, our fourth generation communication badge. This badge offers improved durability, a louder speaker for noisy environments and proprietary acoustic noise reduction technology to improve speech recognition by eliminating background noise.

•

Vocera Connect mobile applications.    Vocera Connect mobile applications allow Vocera customers to enable authorized users to access the voice calling capability of our system on third-party mobile devices, including BlackBerry, iPhone, Android and Windows Mobile devices. In 2012, we added Cisco wireless IP phones to the list of mobile devices we support. When used in a Wi-Fi environment, the Vocera Connect mobile application enables non-Vocera devices to receive voice communication initiated within the Vocera system, including role-based calls and group broadcasts. Onscreen presence information enables users to see the status of other users and instantly connect with particular individuals, functional roles or entire groups using voice commands or our select-to-connect functionality.

Secure Messaging solution

Our Secure Messaging solution securely delivers text messages, alerts and other information, directly to and from smartphones. It is designed to replace paging and unsecure short message service, or SMS, systems. Our solution is comprised of an enterprise-grade software platform and client applications that run on BlackBerry, iPhone or Android devices. The software platform provides the central intelligence, database of users and contacts and monitoring controls that display a real-time dashboard of delivery, receipt confirmations and responses. Our Secure Messaging solution includes a range of client applications, including Alert, Chat and Commander, to meet the specific needs of hospitals and other enterprise environments.

Our Vocera Alert application is a smartphone client application that works in conjunction with our messaging platform to ensure timely, reliable and encrypted delivery (as recommended by applicable HIPAA regulations) and acknowledgement of critical messages, including pages, lab test results and other alerts. Users can send messages to the smartphones of other users or groups from a smartphone, web console or automatically through integration with third-party clinical systems, like nurse call and patient monitoring systems. Recipients can reply with multiple choice answers or custom responses, and a reporting tool tracks and stores all of the transactions for auditing purposes. Our Alert application replaces unreliable pagers that have been used in hospitals for decades with reliable closed loop message delivery.

Care Transition Solution

Our Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another. Our platform, which includes modules for patient transfers, shift changes, patient discharge instructions and patient and family information exchanges, allows hospitals to effectively standardize and monitor patient hand-offs. The solution streamlines patient hand-offs in a secure, manageable, web-enabled manner that enables caregivers to capture and transfer important information about patients in either written or voice recorded formats from any phone or PC.

Our secure web interface provides real-time monitoring of hand-off quality, compliance and throughput. Caregivers can access the application through a variety of end-points, including computers, smartphones and other wireless devices. The solution alerts the receiving unit of the patient’s anticipated arrival, along with care instructions left by the previous caregiver. This eliminates phone tag and paperwork and reduces miscommunication that can cause delays and errors in patient transfers.

Our Care Transition solution can be deployed through either a hosted software-as-a-service model or as a server-on-site model and has been deployed by over 120 hospitals.

Services

Our customer-centric strategy is supported by our services and support capabilities, which help customers optimize their Vocera experience. Our services organization consists of the following:

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ExperiaHealth.    ExperiaHealth is focused on improving patient experience. ExperiaHealth works with hospitals and other healthcare organizations to improve clinical and operational performance that results in improved efficiency, work flow and enhanced patient experience. Services offered by ExperiaHealth include: consulting with customers to improve organizational alignment around patient experience strategy and priorities, developing process improvement plans to increase patient and caregiver satisfaction, providing training modules on topics such as physician leadership coaching, developing clinical service line experience mapping, and leading patient experience improvement and service recovery training.

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Professional services.    Our professional services are key to helping customers successfully deploy, manage, update and/or expand their Vocera systems in order to gain the full benefits of our solutions. As of June 30, 2012, our professional services team consisted of 44 professionals with expertise in wireless communication, clinical workflow, end-user training, speech science and project management, as well as nurses who understand and can help overcome the challenges of clinical communication issues. We offer a full suite of services, including clinical workflow design, wireless assessment, solution configuration, training and project management, enabling customers to integrate our solutions and improve workflow efficiency and staff productivity. We also provide a classroom-based curriculum for systems administrators, information technology professionals and clinical educators.

•

Technical support.    We provide 24x7 technical support to our customers through our support centers in San Jose, California, and Reading, United Kingdom. As of June 30, 2012, our technical support team consisted of 35 technical support professionals with expertise in wireless, telephony, integration, servers and client devices. Our team utilizes remote diagnostic tools to proactively assess the performance of customer systems. In addition, we assign technical account management resources to our largest accounts to help them expand the use of our solutions and facilitate adoption of new functionality.

Sales and marketing

Sales

We use a direct sales model to call on hospitals and healthcare systems in the United States, the United Kingdom and Australia. As of June 30, 2012, we had 79 sales employees. The sales team is organized to allow us to better serve our customers and to support the different elements of our sales strategy. Certain members of the sales team focus on the development of new customer relationships with large integrated health systems and government healthcare facilities. As of June 30, 2012, we had 35 sales team members whose primary responsibility is developing business at new customers. Our compensation is structured to incentivize new account development, including a bonus commission paid for new customers. We supplement our sales organization by utilizing a U.S. government-authorized reseller to facilitate our sales to Veterans Administration and Department of Defense healthcare facilities. Sales team members also focus on new customer development with smaller systems and individual hospitals. The sales team further includes account managers who focus on service and additional sales to existing customers. We enhance our sales efforts by including in our sales staff individuals with nursing backgrounds to address clinical uses with, and provide utilization advice to, customers and potential customers. We have also staffed our sales team with system engineers who focus on the technical elements of system optimization, particularly wireless, and overall product configuration.

We strive to hire sales people with at least 10 years of experience selling enterprise solutions in healthcare and who have experience selling in competitive and complex environments with multiple decision makers. In markets outside the United States, our sales efforts are supplemented by a select group of resellers and distributors.

In addition, as of June 30, 2012, we had 21 employees responsible for sales and services support.

Marketing

Our marketing efforts focus on product management, demand generation, sales support and brand management. We believe continuing to increase our brand recognition is important for the growth of our business. As of June 30, 2012, we had 21 employees in marketing and business development.

Our product roadmap and requirements are driven by both primary and secondary research that is continually validated with current and prospective customers. We collect customer feedback through surveys and focus groups, customer visits, a customer advisory board, user forums and participation in industry standards organizations. Our customer-centric marketing strategy is key to generating new sales leads as word of mouth advertising and testimonials are some of our most valuable marketing tools. A number of our customers have agreed to participate in video testimonials, white papers and case studies that validate the efficacy and the financial benefits of our solutions. We have been featured in numerous articles and on network television demonstrating increased patient satisfaction, streamlined hospital operations and enhanced employee safety. Additionally, we sponsor numerous customer-led webinars to demonstrate customer success and to let prospective customers hear from their peer group about the positive impact that our solutions have made on their hospitals. Many of our sales leads come from referrals of existing customers or users who have moved from a hospital already using Vocera to a new facility or health system.

Demand generation is created through high touch activities across multiple platforms including print media, phone, direct mail and e-mail campaigns and participation in tradeshows and other industry sponsored events. We use a variety of sales tools with prospective customers including collateral, ROI calculators and product videos and presentations.

We received the exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association, for our Voice Communication and Care Transition solutions. As part of this endorsement, we are able to participate in customer events sponsored by AHA Solutions. Further, we believe hospital customers view this endorsement as a validation of the quality of our solutions.

Customers

Our customers include over 800 hospitals and other healthcare facilities, of which over 90 are outside of the United States. In addition, we have deployed our Voice Communication solution in over 100 customers in other vertical markets. Our healthcare customer base spans hospital networks, research and academic centers, small and medium-sized local hospitals and international hospitals. Our customers include Banner Health System, University of California’s Davis Medical Center, OhioHealth, NorthShore University Health System and El Camino Hospital. Our diverse customer base has very low customer revenue concentration. During 2011, our largest end customer represented only 2.8% of revenue.

Currently, we sell into English speaking markets including the United States, Canada, the United Kingdom, Australia, the Republic of Ireland and New Zealand. During 2011 and the six months ended June 30, 2012, non-U.S. markets represented approximately 7.3% and 12.1% of our revenue, respectively. In addition to our recent introduction of a localized French language version of our Voice Communication solution, we are developing plans to offer our solutions in a wider range of international markets including other non-English speaking countries.

Our hospital customers typically start their deployment within one or two departments and expand more broadly over time. Based on our surveys of more than 360 of our healthcare customers in North America within the past year, more than 70% of the customers who did not consider themselves fully deployed said they plan to expand the use of our Voice Communication solution. In 2011 and in the six months ended June 30, 2012, our quarterly revenue from existing customers expanding their deployment, replacing badges, smartphones and accessories and renewing maintenance contracts was on average over 85% of our revenue.

Our sales efforts are not currently focused on markets outside the healthcare industry. Existing customers in other vertical markets include high end hotels and resorts, retail stores, libraries and other environments with large numbers of mobile workers. Currently, this is not a material portion of our business, but longer term, we believe these markets could represent potential opportunities for growth.

We believe that maintaining the highest level of customer satisfaction is critical to our ability to grow revenue from existing customers and gain new customers. We invest in several areas to promote high customer satisfaction, including highly trained technical support engineers, technical account managers for our larger customers and readily available knowledge base articles.

Competition

We do not believe any single competitor offers an intelligent voice communication system to the healthcare market that allows instant, hands-free communication through voice-activated, role-based and activity-based calling using a combination of dedicated, proprietary devices as well as accommodating the use of third-party smartphones and other devices.

At this time, the primary alternative to our system consists of traditional communication methods utilizing wired phones, pagers and overhead intercoms. The most significant alternatives to the traditional communication system with which we compete for sales in the hospital are in-building wireless telephones. While we compete with the providers of these wireless phones in making sales to hospitals, they do not at this time purport to contain the system intelligence and convenience of our Voice Communication solution. The market for in-building wireless phones is dominated by large communications companies such as Cisco Systems, Ascom and Polycom, which recently announced the sale of its Spectralink wireless phones business to an affiliate of Sun Capital Partners, Inc.

We believe that the primary competitive factors at work in our market include:

•	comprehensiveness of the solution and the features provided

•	product performance and reliability

•	the initial cost and ongoing cost of ownership

•	customer service and support capabilities

We may face increased competition in the future, including competition from large, multinational companies with significant resources. Potential competitors may have existing relationships with purchasers of other products and services within the hospital, which may enhance their ability to gain a foothold in our market.

Research and development

Our continued investment in research and development is critical to our business. We have assembled teams of engineers with expertise in various fields, including software, firmware, database design, applications, speech recognition, wireless communication and hardware design. We have research and development personnel in San Jose, California, Knoxville and Chattanooga, Tennessee and Toronto, Canada. There were 52 full-time research and development employees as of June 30, 2012. We also utilize small teams of contractors in India and the Ukraine to assist with quality assurance testing and automation, and targeted development efforts. Our research and development expenditures were $6.0 million, $6.7 million and $9.3 million in 2009, 2010 and 2011 respectively.

Intellectual property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted 16 U.S. patents, including patents on many capabilities of our software platform and communication badge. The expiration dates of these patents range from 2018 through 2029. One or more utility patents have also been issued in Australia, Canada, India and Japan and a European Community design patent has been issued that protects the design in multiple European jurisdictions. We have five patent applications pending in the United States, and one or more utility patent applications are pending in Canada and at the European Patent Office. Our primary registered trademark in the United States is Vocera®.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is also protected by U.S. and international copyright laws.

Our solutions include software developed and owned by us as well as software components we have licensed. These non-exclusive licenses are terminable by the licensor for cause. Certain of these licenses are for a contractually specified term and cannot be renewed without the assent of the licensor. In the event one or more of these licenses is terminated or is not renewed, we could be required to redesign substantial portions of our software in order to incorporate software components from alternative sources. An unplanned redesign of our software could materially and adversely affect our business.

Manufacturing operations and suppliers

We outsource the manufacturing of our device products to original design manufacturers and a contract manufacturer, SMTC. Our communication badge is built in Mexico using custom tools and test equipment owned by us. Initial volumes of new products are manufactured by SMTC in U.S. facilities. Most of our accessories, including batteries, chargers and attachments, are built by original design manufacturers in Asia.

These manufacturers are responsible for procuring all the components included in our products as specified and approved by us. Some of these components are sole-sourced off-the-shelf and some are custom components built exclusively for our products. In the event we are unable to procure certain components, we could be required to redesign some of our products in order to incorporate technology from alternative sources. An unplanned redesign of our products could materially and adversely affect our business.

We require our suppliers to perform both incoming and outgoing product inspections. In addition, we perform in-house quality control and ongoing reliability testing.

Employees

As of June 30, 2012, we had 308 employees, including 19 in manufacturing and quality operations, 52 in research and development, 121 in sales and marketing, 79 in services and 37 in general and administrative. None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We consider current employee relations to be good.

Facilities

We do not currently own any of our facilities. The following table sets forth the location, approximate size, primary use and lease expiration dates of our leased facilities. Our facilities are in good operating condition and adequately serve our business needs.

Location	Approximate square feet	Primary use	Lease expiration date

San Jose, California	57,930	Headquarters and product warehousing	April 1, 2016

Knoxville, Tennessee	7,502	Development, sales and support	March 31, 2016

San Francisco, California	3,093	Consulting services	April 19, 2014

Chattanooga, Tennessee	2,500	Development and support(1)	December 31, 2012

Toronto, Canada	4,260	Development, sales and support	April 30, 2017

Reading, United Kingdom	1,000	Sales and support	December 31, 2014

(1)	Operations from this facility are in the process of being moved to Knoxville, Tennessee.

Government regulations and standards

Substantially all of our revenue is derived from the healthcare industry. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations, as well as the behavior and attitudes of our users. Healthcare reform has been recently enacted at the federal level. We expect federal and state legislatures and agencies to continue to consider programs to reform or revise aspects of the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare or otherwise change the environment in which healthcare industry participants operate.

HIPAA privacy and security standards

In connection with our healthcare communications business, we may handle and have access to personal health information on behalf of our customers. Accordingly, in the United States, we may be subject to HIPAA and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers engaged in electronic transactions, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009 included sweeping expansion of HIPAA’s privacy and security standards as reflected in the HITECH Act. Among other things, the new law makes certain HIPAA privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. Most of our customers are covered entities under HIPAA and, to the extent that we handle personal health information on their behalf, we are their “business associates” and are subject to HIPAA and associated contractual obligations, as well as comparable state privacy and security laws.

In addition, we are subject to privacy and security regulations in other jurisdictions. For example, the EU adopted the DPD imposing strict regulations and establishing a series of requirements regarding the storage of personally identifiable information on computers or recorded on other electronic media. This has been implemented by all EU member states through national laws. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada’s Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use and disclose personal information in the course of commercial activities.

These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply, and subject us to material liability and other adverse impacts to our business in the event we fail to do so. These include, without limitation, civil fines, criminal sanctions in certain circumstances, contractual liability to our customer, and damage to our brand and reputation. We endeavor to mitigate these risks through measures we believe to be appropriate for the specific circumstances, including storing personal data under our control on password-protected systems in secure facilities, counseling our customers as to best practices in using our solutions, and encrypting such information.

Medical device regulation

The FDA regulates certain products, including software-based products, as “medical devices” based, in part, on the intended use of the product and the risk the device poses to the patient should the device fail to perform properly. Although we have concluded that our products are general-purpose communication devices not subject to FDA regulation, either the FDA could disagree with our conclusion or changes in our product or the FDA’s evolving regulations could lead to the imposition of medical device regulation on our products. In this event, we would be subject to extensive regulatory requirements, including the expense of compliance with Medical Device Reporting and Quality System regulation and the potential of liability for failure to comply, and we could be required to obtain 510(k) clearance or premarket approval of our products from the FDA prior to commercial distribution. Further, we would be subject to the 2.3% excise tax that becomes applicable to medical devices beginning January 2013.

Electrical standards and FCC regulations

Our products emit radio frequency energy in the 2.4 GHz spectrum band for which licensing by U.S. and other regulatory authorities is not required, provided that the products conform to certain requirements, e.g., maximum power output and tolerance of interference from other devices sharing that spectrum band. We subject our products to testing by independent testing laboratories for compliance with the relevant standards issued by various U.S. and international bodies, including the European Union (with respect to the “CE” mark), the International Electrotechnical Commission, the Australian Communications and Media Authority, Underwriters Laboratories and CSA International.

Legal proceedings

From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters which arise in the ordinary course of business. We are not currently involved in any material legal proceedings.

Management

Executive officers and directors

The following table provides information regarding our executive officers, directors and co-founder as of June 30, 2012:

Name	Age	Position(s)

Robert J. Zollars*	54	Chief Executive Officer, Director and Chairman of the Board

William R. Zerella*	55	Chief Financial Officer

Brent D. Lang*	44	President and Chief Operating Officer

Robert N. Flury*	61	Senior Vice President of Sales

Victoria A. Perkins*	56	Senior Vice President of Services

Jay M. Spitzen, Ph.D., J.D.*	62	General Counsel and Corporate Secretary

Brian D. Ascher(1)†	45	Director

John B. Grotting(1)(2)	63	Director

Jeffrey H. Hillebrand(1)	58	Director

Howard E. Janzen(3)	58	Director

John N. McMullen(3)	54	Director

Hany M. Nada(3)	43	Director

Sharon L. O’Keefe(2)	60	Director

Robert E. Shostak, Ph.D.	63	Co-founder and Chief Technical Officer

*	Executive officer.

†	Lead independent director.

(1)	Member of the compensation committee.

(2)	Member of the governance and nominating committee.

(3)	Member of the audit committee.

Executive officers

Robert J. Zollars has served as our Chairman of the Board and Chief Executive Officer and director since June 2007. From May 2006 to May 2007, he served as chief executive officer of Wound Care Solutions, Inc., an operator of outsourced chronic wound care centers. From June 1999 to March 2006, Mr. Zollars served as chief executive officer and chairman of the board of directors of Neoforma, Inc., a healthcare technology company. From January 1997 to June 1999, Mr. Zollars served as executive vice president and group president of Cardinal Health, Inc., a supplier of health care products and services, where he was responsible for five wholly-owned subsidiaries. From 1985 to 1997, Mr. Zollars served as a division president of four different operating units at Baxter International, Inc., a medical instrument and supply company. From 1979 to 1985, Mr. Zollars served as area vice president and in various other capacities at American Hospital Supply Corporation, a medical supply company, which was acquired by Baxter International in 1985. Since February 2005, Mr. Zollars has served on the board of directors of Diamond Foods,

Inc., and as its chairman since February 2012. Since May 2004, he has also served on the board of directors of VWR International, LLC, a scientific equipment distributor. Mr. Zollars graduated magna cum laude with a B.S. degree in Marketing from Arizona State University and earned an M.B.A. degree in Finance from John F. Kennedy University. We believe Mr. Zollars should continue to serve as our Chairman and on our board of directors based on his previous experience on our board of directors and as our Chief Executive Officer, as well as his over thirty years of experience in the healthcare and technology industries.

William R. Zerella has served as our Chief Financial Officer since October 2011. From July 2006 to September 2011, he served as chief financial officer for Force10 Networks Inc., a networking company which was acquired by Dell Inc. in August 2011. From December 2004 to June 2006, Mr. Zerella served as chief financial officer at Infinera Corporation, a manufacturer of high-capacity optical transmission equipment for the service provider market. From 2001 to November 2004, Mr. Zerella served as chief financial officer at Calient Networks, Inc., a manufacturer of switches for directing signals in fiber-optic communications networks. Prior to Calient, Mr. Zerella held various other senior level financial and business management positions at companies including GTECH Corporation and Deloitte & Touche LLP. Mr. Zerella graduated magna cum laude with a B.S. degree in Accounting from the New York Institute of Technology and earned an M.B.A. degree from the Leonard N. Stern School of Business at New York University and is a Certified Public Accountant (inactive).

Brent D. Lang has served as our President and Chief Operating Officer since October 2007. From February 2007 to October 2007, he served as our Executive Vice President, from January 2007 to June 2007, he served as our Acting Chief Executive Officer, and from June 2001 through January 2007, he served as our Vice President of Marketing and Business Development. From September 1995 to June 2001, Mr. Lang served as senior director of marketing for 3Com Corporation, a networking company, where he was responsible for 3Com’s digital home products. From June 1991 to June 1993, Mr. Lang worked as a strategy consultant for Monitor Company, Inc., a consulting firm, advising Fortune 500 companies. Mr. Lang earned a B.S. degree in Industrial and Operations Engineering from the University of Michigan and an M.B.A. degree from the Stanford University Graduate School of Business.

Robert N. Flury has served as our Senior Vice President of Sales since February 2012, and he served as our Vice President of Sales from August 2007 to February 2012. From May 2006 to August 2007, Mr. Flury served as president and chief operating officer of LifeNexus, Inc., a medical records company. From January 1999 to May 2006, Mr. Flury was vice president of strategic alliances for Neoforma, Inc., a healthcare technology company. From October 1997 to January 1999, he served as vice president of sales of the healthcare division of PeopleSoft, Inc., a management software company. In addition, Mr. Flury has previously served as vice president of sales for Software AG and Dun & Bradstreet Software Services, Inc. Mr. Flury earned both a B.S. degree in Accounting and an M.B.A. degree from Georgia State University and is a Certified Public Accountant (inactive).

Victoria A. Perkins has served as our Senior Vice President of Services since February 2012, and she served as our Vice President of Services from December 2005 to February 2012. From 2002 to 2005, Ms. Perkins acted as an independent consultant assisting venture-backed companies launch strategic services organizations. In 1996, Ms. Perkins joined Forte Software, Inc. as Director of Professional Services. She was promoted to Vice President of Professional Services in 1998 and continued in this role after Sun Microsystems, Inc. acquired Forte Software, Inc. in 1999. She left Sun Microsystems, Inc. in 2002. Ms. Perkins previously held senior management positions at

Objectivity, Inc., Verity Software House, and Digital Equipment Corporation. Ms. Perkins earned a B.A. degree in Religious Studies from Brown University.

Dr. Jay M. Spitzen has served as our General Counsel since April 2011 and as our Corporate Secretary since June 2011. Dr. Spitzen has served as our counsel since our founding in February 2000. From 1994 to 2000, he was a partner at Gray Cary Ware & Freidenrich LLP (now DLA Piper LLP), a law firm. From September 1988 to 1994, Dr. Spitzen was an attorney with Ware & Freidenrich P.C., a law firm. From 1982 to 1985, he held positions as an engineering manager and vice president of planning for Convergent Technologies, Inc., a workstation company that he co-founded in 1979. From 1978 to 1979, Dr. Spitzen was a staff scientist with Xerox Corporation, a document management company. From September 1974 to March 1978, he worked as a software engineer with SRI International, Inc., an independent, nonprofit research institute. Dr. Spitzen earned an A.B. degree in Applied Mathematics from Harvard College, Ph.D. and S.M. degrees in Applied Mathematics from Harvard University, and a J.D. degree from Harvard Law School.

Board of directors

Brian D. Ascher has served on our board of directors since May 2002. Mr. Ascher is a partner at Venrock, a venture capital fund management company, which he joined in 1998 as a Kauffman Fellow, after holding marketing and product marketing positions at Intuit, Inc., a financial software company. Mr. Ascher previously held positions at the Monitor Group, Inc. and Robertson, Stephens & Company. Mr. Ascher earned a B.A. degree in Biology, magna cum laude, from Princeton University and an M.B.A. degree from the Stanford University Graduate School of Business. We believe Mr. Ascher should serve as a member of our board of directors based on his experience on the boards of directors of numerous companies and based on his extensive corporate management experience.

John B. Grotting has served on our board of directors since February 2010. Since May 2010, Mr. Grotting has served as an operating partner for Frazier Healthcare Ventures, a provider of venture and growth equity capital to emerging biopharma, medical device and healthcare service companies. From January 2010 through April 2010, Mr. Grotting was an independent consultant. From 2006 to December 2009, Mr. Grotting served as chief executive officer of Ascent Healthcare Solutions, Inc. (now Stryker Corporation), a medical device reprocessor. From February 2004 to December 2006, he served as chairman and chief executive officer of Alliance Medical Corporation (now Stryker Corporation), a medical device reprocessor. From May 1999 to December 2002, Mr. Grotting served as chairman and chief executive officer of Bridge Medical, Inc., a medical software company. Mr. Grotting also served in senior executive positions at Minnesota based Allina Health System and Oregon based Legacy Health System. Since August 2010, he has served on the board of directors of Universal Hospital Services. Mr. Grotting earned a B.A. degree in Economics from St. Olaf College in Northfield, MN and a Master’s degree in Hospital and Healthcare Management from the University of Minnesota. We believe Mr. Grotting should serve as a member of our board of directors based on his management and corporate governance experience with other healthcare companies.

Jeffrey H. Hillebrand has served on our board of directors since February 2010. Mr. Hillebrand has served in various capacities at NorthShore University HealthSystem since 1979, including as chief operating officer of NorthShore University HealthSystem since October 2000. Mr. Hillebrand is also a fellow of the American College of Healthcare Executives, and served as a regent of the

American College of Healthcare Executives for five years. Mr. Hillebrand has previously served as a commissioner of the Certification Commission of Healthcare Information Technology, a nonprofit organization focused on the adoption of interoperable health information technology, and has served on the board of directors of the National Association of Healthcare Information Technology. From December 2000 until March 2006, Mr. Hillebrand served as a board member of Neoforma, Inc. Mr. Hillebrand earned a B.A. degree from Dartmouth College and an M.H.S.A. degree in Health Services Administration from the University of Michigan. We believe Mr. Hillebrand should serve as a member of our board of directors based on his extensive corporate experience with other healthcare technology companies.

Howard E. Janzen has served on our board of directors since May 2007. Since May 2012, Mr. Janzen has served as president and chief executive officer of CoolPlanet Energy Systems, a clean energy technology company. Since October 2002, Mr. Janzen has served as the president and chief executive officer of Janzen Ventures, Inc., a private investment business. From March 2007 through April 2011, Mr. Janzen served as the chief executive officer of One Communications Corporation, a supplier of integrated advanced telecommunications solutions to business. From January 2004 to September 2005, Mr. Janzen served as president of Sprint Business Solutions, the business unit serving Sprint Corporation’s business customer base. From May 2003 to January 2004, he was president of Sprint Corporation’s Global Markets Group responsible for Sprint’s Long Distance business. From 1994 until October 2002, Mr. Janzen served as president and chief executive officer, and chairman of the board of directors from 2001, of Williams Communications Group, Inc., a network solutions provider. Williams Communications Group, Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Janzen has served on the board of directors of Sonus Networks Inc. since January 2006, Global Telecom & Technology, Inc. since October 2006. Mr. Janzen also served on the board of directors of MacroSolve, Inc. from April 2006 to May 2012. Mr. Janzen earned his B.S. and M.S. degrees in Metallurgical Engineering from the Colorado School of Mines and completed the Harvard Business School PMD program. We believe Mr. Janzen should serve as a member of our board of directors based on his extensive business experience and his experience on the boards of directors of other technology and communication companies.

John N. McMullen has served on our board of directors since June 2011. Since March 2007, Mr. McMullen has served as the senior vice president and treasurer of Hewlett-Packard Company, an electronics and information technology company. From May 2002 to March 2007, he served as vice president of finance for Hewlett-Packard’s Imaging and Printing Group. From June 1998 to May 2002, Mr. McMullen held a variety of executive positions with Compaq Computer Corporation, including vice president of finance and strategy, vice president of finance (North America Sales and Services) and director of finance. Over a seventeen year period, Mr. McMullen held a variety of finance positions with Digital Equipment Corporation, a computer manufacturer. Mr. McMullen earned a B.A. degree in Finance from the University of Massachusetts. We believe Mr. McMullen should serve as a member of our board of directors based on his extensive corporate management experience.

Hany M. Nada has served on our board of directors since May 2003. Since 2000, Mr. Nada has served as managing director of GGV Capital (formerly Granite Global Ventures), a fund management company, which he co-founded. From 1991 to 2000, Mr. Nada was a managing director and a senior research analyst at Piper Jaffray & Co., an investment banking firm, specializing in software and e-Infrastructure. Since April 2005, Mr. Nada has served on the board of directors of publicly held Glu Mobile Inc., a mobile gaming company. Since June 2010, Mr. Nada has served on the board of directors and the compensation committee of the board of directors of publicly held Tudou Holdings Limited, an online video company in China. Mr. Nada earned a B.S. degree in Economics and a B.A. degree in political science from the University of Minnesota. We believe Mr. Nada should serve as a member of our board of directors based on his extensive experience in venture capital as well as his relationship with GGV Capital, one of our largest stockholders.

Sharon L. O’Keefe has served on our board of directors since March 2012. Since February 2011, Ms. O’Keefe has served as President of the University of Chicago Medical Center. From April 2009 through February 2011, Ms. O’Keefe served as President of Loyola University Medical Center. Prior to her role at Loyola, she served from July 2002 to April 2009 as Chief Operating Officer for Barnes Jewish Hospital, a member hospital of BJC Healthcare, St. Louis. In addition, Ms. O’Keefe has served in a variety of senior management roles at Johns Hopkins Hospital, Montefiore Medical Center, University of Maryland Medical System and Beth Israel Deaconess Medical Center in Boston, a teaching affiliate of Harvard Medical School. She has also served as a healthcare consultant with Ernst & Young. In addition, Ms. O’Keefe has served on the National Institutes of Health Advisory Board for Clinical Research, the Finance Committee of the National Institutes of Health Advisory Board, the Board of Trustees of the Illinois Hospital Association, and an Examiner for the Malcolm Baldrige National Quality Award. Ms. O’Keefe holds an M.S. degree in nursing from Loyola University of Chicago and a B.S. degree in nursing from Northern Illinois University. We believe Ms. O’Keefe should serve as a member of our board of directors based on her extensive management experience in medical institutions and experience in the healthcare sector.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Co-founder and chief technical officer

Dr. Robert E. Shostak co-founded Vocera and has served as our Chief Technical Officer since February 2000. From October 2001 to June 2007, he served as our Chairman of the Board. From February 2000 to October 2001, he served as our Chief Executive Officer. From 1996 to 2000, Dr. Shostak founded and served as chief technology officer of Portera Systems Inc. From 1990 to 1996, Dr. Shostak served as director of Borland Software Corporation, and from 1987 to 1988 served as its chief scientist. From 1988 to 1989, Dr. Shostak founded and served as chief technology officer at Mira Technology, Inc. From 1985 to 1987, he served as founder and vice president of software for Ansa Software. From 1974 to 1985, he was employed by SRI International, most recently as staff scientist. Dr. Shostak earned an A.B. degree in Applied Mathematics from Harvard College and Ph.D. and S.M. degrees in Applied Mathematics from Harvard University.

Board of directors

Our board of directors is currently composed of eight members. Seven of the eight members, Messrs. Ascher, Grotting, Hillebrand, Janzen, McMullen, Nada and Zollars, were designated to serve as members of our board of directors pursuant to an amended and restated voting agreement, dated March 2, 2010. The voting agreement terminated upon the closing of our initial public offering and none of our stockholders currently have any special rights regarding the election or designation of members of our board of directors. All the current members of our board of directions will continue to serve on our board of directors until the earlier of their resignation or their successors are duly elected or appointed.

In accordance with our restated certificate of incorporation, our board of directors is divided into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2013

•	Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2014

•	Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2015

At each annual meeting of our stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following election. The Class I directors consist of Messrs. Hillebrand and Nada; the Class II directors consist of Messrs. Ascher, Grotting and Janzen; and the Class III directors consist of Messrs. McMullen and Zollars, and Ms. O’Keefe. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, our restated bylaws and restated certificate of incorporation provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and restated bylaw provisions.”

Board leadership structure and risk oversight

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it should maintain flexibility to select a chairman and board leadership structure from time to time. Currently, the board of directors believes that it is in the best interest of our company and our stockholders for Mr. Zollars to serve in both roles in light of his knowledge of our company and industry. Because Mr. Zollars is our Chief Executive Officer and Chairman, our board of directors appointed Mr. Ascher to serve as our lead independent director. As lead independent director, Mr. Ascher, among other responsibilities, presides over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the chairperson and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board administers this risk management oversight function, our audit committee, governance and nominating committee and compensation committee support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Director independence

Our common stock is listed on the New York Stock Exchange. The listing rules of the New York Stock Exchange require that a majority of the members of our board of directors be independent. In March 2012, our board of directors confirmed that a majority of the members of our board of directors is independent. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. The independence of our board committee members is discussed below.

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available on the investor relations portion of our website at www.vocera.com. Members serve on these committees until their resignations or until otherwise determined by the board of directors.

Audit committee.    Our audit committee is comprised of John N. McMullen, who is the chair of the audit committee, Howard E. Janzen and Hany M. Nada, each of whom, our board of directors has determined, meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. McMullen is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, a charter for our audit committee. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements

•	helps to ensure the independence of the independent registered public accounting firm

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters

•	considers the adequacy of our internal accounting controls and audit procedures

•	approves all audit and non-audit services to be performed by the independent registered public accounting firm

Compensation committee.    Our compensation committee is comprised of Jeffrey H. Hillebrand, who is the chair of the compensation committee, and Brian D. Ascher and John B. Grotting. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current New York Stock Exchange listing standards. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors adopted, an amended and restated charter for our compensation committee. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers

•	administers our stock and equity incentive plans

•	reviews and makes recommendations to our board with respect to incentive compensation and equity plans

•	establishes and reviews general policies relating to compensation and benefits of our employees

Governance and nominating committee.    The governance and nominating committee is comprised of John B. Grotting, who is the chair of the governance and nominating committee, and Sharon L. O’Keefe. Our board of directors has determined that the composition of our governance and nominating committee meets the requirements for independence under the current New York Stock Exchange listing standards. The governance and nominating committee recommended, and our board of directors adopted, an amended and restated charter for our governance and nominating committee. Our governance and nominating committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors

•	conducts searches for appropriate directors

•	evaluates the performance of our board of directors and of individual directors

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees

•	reviews related party transactions and proposed waivers of the code of conduct

•	reviews developments in corporate governance practices

•	evaluates the adequacy of our corporate governance practices and reporting

•	makes recommendations to our board of directors concerning corporate governance matters

Code of business ethics and conduct

Our board of directors has adopted codes of business ethics and conduct that apply to all of our employees, officers and directors. The full text of our codes of business conduct are posted on the investor relations section of our website at www.vocera.com. We intend to disclose future amendments to certain provisions of our codes of business conduct, or waivers of these provisions, on our website and/or in public filings.

Compensation committee interlocks and insider participation

Since January 1, 2011, the following directors have at one time been members of our compensation committee: Messrs. Ascher, Grotting and Hillebrand. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Director compensation

The following table provides information for the year ended December 31, 2011 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of that year. Other than as set forth in the table and described more fully below, in the year ended December 31, 2011, we did not pay any fees to, make any equity or non-equity awards to or pay any other compensation to our non-employee directors.

Name	Fees earned or paid in cash	Date of grant	Number of shares underlying unexercised option(1)	Exercise price per share	Vesting start date	Grant date fair value of option awards		Total

Brian D. Ascher	—	—	—	—	—	—		—
John B. Grotting	$17,000	—	—	—	—	—		$17,000
Jeffrey H. Hillebrand	17,000	—	—	—	—	—		17,000
Howard E. Janzen	14,500	—	—	—	—	—		14,500
John N. McMullen	19,500	6/14/11	33,333	$5.04	6/14/11	$246,840	(2)	266,340
Hany M. Nada	—	—	—	—	—	—		—
Donald F. Wood(3)	—	—	—	—	—	—		—

(1)	Unless otherwise indicated, these options vest monthly over three years.

(2)	Represents the grant date fair value determined in accordance with ASC Topic 718 of non-qualified stock options to purchase 33,333 shares of our common stock that were issued to such director on June 14, 2011 under our 2006 Stock Option Plan. The valuation assumptions used in calculating the fair value of the stock options are set forth in Note 11 of our “Notes to consolidated financial statements” included elsewhere in this prospectus.

(3)	On May 7, 2012, Mr. Wood resigned from our board of directors.

We compensate our non-employee directors with a combination of cash and equity. Each such director who is not affiliated with one of our principal stockholders receives an annual base cash retainer of $30,000 for such service, to be paid quarterly.

In addition, we compensate our board of directors for service on our committees and for service as our lead independent director as follows:

•

The chair of our compensation committee receives an annual cash retainer of $10,000 for such service, paid quarterly, and each of the other members of the compensation committee receives an annual cash retainer of $5,000, paid quarterly.

•

The chair of our audit committee receives an annual cash retainer of $15,000 for such service, paid quarterly, and each of the other members of the audit committee receives an annual cash retainer of $5,000, paid quarterly.

•

The chair of our governance and nominating committee receives an annual cash retainer of $7,500 for such service, paid quarterly, and each of the other members of the governance and nominating committee receives an annual cash retainer of $2,500, paid quarterly.

•	Our lead independent director receives an annual cash retainer of $10,000 for such service, paid quarterly.

In February 2012, our board of directors approved non-plan grants of 6,038 shares of restricted common stock to each of our non-employee directors who are not affiliated with one of our significant stockholders, which directors are Messrs. Grotting, Hillebrand, Janzen and McMullen. These grants had a fair market value of approximately $75,000 based on a price per share of our common stock of $12.42, the fair value of one share of our common stock on the grant date as determined by our board of directors. The restricted stock vests over two years beginning on the grant date with 50% of the shares vesting on the first anniversary of the grant date and the remaining 50% vesting on the second anniversary. The restricted stock automatically vests in full in the event of a change of control of our company.

On March 7, 2012, our board of directors approved an option to purchase 33,333 shares to Ms. O’Keefe in connection with her appointment as a director. The option exercise price per share is equal to the initial public offering price of $16.00 per share. The shares subject to the option will vest over three years in equal monthly installments. The option shares automatically vest in full upon a change of control of our company.

On July 31, 2012, upon the recommendation of our compensation committee, our board of directors approved a guideline for consideration of an initial equity grant to non-employee directors joining our board with a fair market value of up to $200,000 on the date of grant and vesting over three years, and a subsequent annual equity grant to our non-employee directors with a fair market value of $75,000 on the date of grant and vesting fully on the twelve month anniversary of the date of grant. Both the initial and the subsequent annual grants would be of restricted stock units under our 2012 Equity Incentive Plan and provide for the restricted stock units to automatically vest in full in the event of a change of control of our company.

Executive compensation

Compensation discussion and analysis

General

This compensation discussion and analysis, which should be read together with the compensation tables set forth below, provides information regarding our executive compensation program for our named executive officers for 2011, who are Robert Zollars, our Chairman and Chief Executive Officer, William Zerella, our Chief Financial Officer, and Martin Silver and Michael Hutchinson, who served as Chief Financial Officer and interim Chief Financial Officer, respectively, for portions of 2011, Brent Lang, our President and Chief Operating Officer, Robert Flury, our Senior Vice President of Sales, and Victoria Perkins, our Senior Vice President of Customer Services. Effective as of August 29, 2011, Mr. Silver ceased to serve as our Chief Financial Officer as a result of a medical leave, and Mr. Hutchinson served as interim Chief Financial Officer until Mr. Zerella became our Chief Financial Officer on October 3, 2011.

Our executive compensation program is administered by our compensation committee. It is designed to enable us to retain, and to attract as needed, individuals with the skills and experience necessary for us to successfully achieve our corporate objectives, and to motivate executive performance that increases stockholder value by aligning compensation with the performance of Vocera on both a short-term and long-term basis.

Our business and our compensation philosophy

We were founded in February 2000 to commercialize technology for wireless communications products and services in hospitals and other environments. As our business has progressed since our founding, we have added members to our senior management team with skills and experience needed to allow us to continue to develop our technology as well as those needed to enable us to produce and sell products and services incorporating this technology. We believe that an effective compensation program is necessary for our company to be successful.

The primary objectives of our executive compensation program are:

Retain and attract qualified executives.    Our business is competitive and our headquarters are in an area where there is significant competition for executive talent. As a result, a key objective of our compensation is to allow us to retain and, as needed, attract qualified executives. All of our executive officers, other than our Chief Financial Officer and our General Counsel, who joined us in 2011, have been with us for four years or more, and we believe that our ability to keep our senior executive team intact over this period reflects some measure of success of our compensation programs. We have also made certain additions to our senior management team and expect that we may desire to continue to do so in the future. For us to be appropriately positioned to attract new talent as needed, we must be prepared to be, and be perceived as an employer that is willing to, offer competitive compensation.

Link compensation to achievement of our business objectives.    We believe that a significant portion of our executives’ cash compensation should be based on the attainment of business goals established by our board of directors. As our business has matured, we have focused on different performance metrics to which we have tied the attainment of some portion of cash compensation for our executives. For 2011, we adopted a bonus structure that was based on company-wide financial performance, using the same company-wide metrics used in the 2010 plan, although the 2010 plan also included individual performance objectives for each executive.

Provide direct incentives for the enhancement of stockholder value over the long-term.    The effectiveness of our management in operating our business has a strong influence on the value of our common stock over time. We believe that our executives should be positioned to participate with our stockholders in the gains and losses from changes in the value of our common stock over time and that equity-based compensation that does so participate will further motivate our executives to seek to increase long-term stockholder value.

Elements of compensation

Our named executive officers’ compensation currently has two primary elements: (i) cash compensation in the form of salary and annual incentive awards, and (ii) long-term equity-based incentive awards (to date, in the form of stock options). In addition, we provide our executive officers with benefits that are available generally to all salaried employees.

The different elements of our executive compensation are designed to help us achieve the different components of our overall compensation philosophy. We believe that we would impair our ability to retain our executives or, as required, attract new executives if we do not offer a salary that they regard as competitive. As such, our goal is to provide salaries that are sufficient to make us reasonably confident of our ability to retain executives. We further believe that a substantial portion of the cash compensation that our executives are eligible to receive should be directly tied to company performance objectives established by our board of directors. In this regard, our most senior executives, relative to other employees, have the highest portion of their potential cash compensation that they can earn tied to the attainment of these objectives. We provide long-term equity-based incentive awards to provide a competitive compensation package and to motivate our executives to increase stockholder value by allowing them to participate in any such growth that is produced. These awards are further designed to encourage longer term retention as they typically vest over a period of years. We explain below with greater specificity how the compensation committee determines the amount paid or granted under such elements.

Compensation setting process

Historically, in establishing our executives’ compensation, we have taken into account the compensation that is payable generally by companies with whom we believe we compete for executive talent. Prior to 2011, we had not established a group of peer companies against which we benchmarked compensation. Rather, our compensation committee worked with our senior management, and our human resources and finance departments, to identify appropriate comparisons for establishing compensation levels and the mix of salary, incentive compensation, equity compensation, and recommended targets for our bonus plans. In addition, members of our board of directors and our compensation committee, particularly those who have familiarity with the compensation practices of venture-backed companies, discussed compensation levels in the context of their experiences and individual knowledge. In this way, the members of our compensation committee used their reasonable business judgment in determining compensation programs that they believed were competitive and effective for achieving our compensation objectives. Further, in making compensation decisions for 2010, our compensation committee reviewed information developed by Radford for U.S. companies with revenue of less than $50 million and U.S. companies with revenue between $50 million and $199 million.

Our compensation committee did not retain a compensation consultant to assist it in establishing executive compensation for 2010 and prior years.

In February 2011, our compensation committee retained an independent compensation consultant, Compensia, Inc. to assist in structuring our executive officer compensation for 2011. Recognizing the potential for 2011 to be a transitional year between our status as a private company and a publicly-held company, Compensia provided our compensation committee with market data and analyses from both private company and public company perspectives. The private company data was based on information developed by an independent third party private company data source for U.S. companies with revenue between $50 and $100 million for cash compensation and with capital raised between $50 and $75 million for equity compensation. The public company data was based on a peer group of similarly-sized technology companies with similar business and financial characteristics and information developed by Radford for U.S. companies with revenue between $50 million and $199 million. The peer companies used by Compensia were as follows:

athenahealth, Inc.	Liveperson, Inc.	OPNET Technologies, Inc.
Broadsoft, Inc.	LogMeIn, Inc.	Qlik Technologies, Inc.
Computer Programs & Systems, Inc.	Medidata Solutions, Inc.	RealPage, Inc.
Envestnet, Inc.	Mediware Information Systems, Inc.	Smith Micro Software, Inc.
Epocrates, Inc.	Merge Healthcare Incorporated	Transcend Services, Inc.
Healthstream, Inc.	Meru Networks, Inc.
KII digital, Inc.	OpenTable, Inc.

Compensia also provided the compensation committee with data and analyses related to competitive executive severance and change of control practices, director compensation and competitive equity compensation practices. Other than the services described above, Compensia has not provided our company or our compensation committee with any other services.

In determining the compensation of each of our named executive officers, other than our Chief Executive Officer, our compensation committee considers the performance evaluations and compensation recommendations of our Chief Executive Officer. In the case of the Chief Executive Officer, our compensation committee evaluates his performance and independently determines whether to make any adjustments to his compensation.

We view the cash and equity elements of compensation as distinct, as we think that each of these main components must be perceived by our executives as competitive. Within our cash compensation, we evaluate the competitiveness of our salaries on a stand-alone basis, and we also evaluate the aggregate amount of cash compensation that can be paid, or that can be earned, as salary and incentive compensation. While, as noted above, the compensation committee has reviewed a range of compensation data to inform its decision-making process, it did not set compensation components to meet specific benchmarks. Instead, the compensation committee has used this data as a point of reference so that it could set total compensation levels that it believed were reasonably competitive, that would retain, or where appropriate attract, talented executives. While compensation levels differed among our executive officers based on competitive factors, and the role, responsibilities and performance of each specific executive officer, there were no material differences in the compensation policies and practices for our executive officers.

We make our compensation decisions on an annual basis. Our cash compensation is not tied to performance beyond one year. Our equity awards, which to date have consisted of stock options,

vest over a period of time and as such their value is impacted by the value of our common stock over the life of the option. In determining equity awards we consider the amount of equity held directly or indirectly in the form of options by our management. We further consider the amount of equity held by our executive officers that is unvested, as unvested awards are likely to have greater retentive value than vested awards. We do not set the compensation of our executives at any multiple or ratio to the compensation of other executives or employees. Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Our compensation committee intends to continue to evaluate our compensation philosophy and the elements of our compensation program for our executive officers as our business needs evolve. Our compensation committee plans to perform on an annual basis a strategic review of our executive officers’ overall compensation packages to determine whether they facilitate the achievement of our corporate objectives.

Cash compensation element

As noted above, annual increases in base salary are determined on an individual basis. While the decisions are made on an individual basis, we do take into account changes made, or not made, in the compensation of other executives for the same fiscal year. In May 2011, upon the recommendation of the compensation committee, our board of directors approved salary increases for each of our named executive officers in the range of approximately 2.5% to 6.5%, effective May 1, 2011, including a 2.9% increase in the annual salary of our CEO. Consistent with our belief that 2011 would be a transition year between private and public company status, these adjustments were intended to begin a transition to prevailing public company compensation levels for our named executive officers.

In May 2011, our board of directors approved our executive bonus plan for 2011. The 2011 executive bonus plan was based on the attainment of two company-wide performance measures, bookings and adjusted EBITDA, with the target bonus attributable to bookings accounting for 60% of an executive’s target bonus and the target bonus attributable to adjusted EBITDA accounting for 40% of the executive’s target bonus. We chose these metrics for 2011 because we determined that increasing our sales, while producing desirable levels of cash flow, were important steps in continuing to increase the value of our company. We increased the relative weighting of bookings to 60% from 50% in the 2010 executive bonus plan as we determined that expanding the size of our business was the most important factor for increasing the value of our company to our stockholders. Our compensation committee retained the right to adjust individual compensation based on our assessment of individual performance.

Under the 2011 executive bonus plan, each named executive officer had an overall bonus percentage expressed as a percentage of his or her salary. If both the metrics were achieved at the target level, the executive would receive the target level of bonus. For a bonus to be paid in respect of either of the company-wide metrics, that metric had to be achieved at least at the 80% level, and achievement of between 80% and 100% would produce bonus payments of 20-100% of target. For performance on a company-wide metric above 100%, a maximum bonus percentage of 200% of target could be earned for achievement at the 120% level, and bonus payments from 100% to 200% of target could be earned for performance between 100% and 120% of the target metric.

The target bonus percentages for each of our named executive officers who served in 2010 and 2011 were as follows: Mr. Zollars, 2011 target 70%, 2010 target 50%, Mr. Lang, 2011 target 55%, 2010 target 40%, Mr. Silver, 2011 target 50%, 2010 target 35%, Mr. Flury, 2011 target 50%, 2010 target 50%, and Ms. Perkins, 2011 target 35%, 2010 target 30%. For 2011, Mr. Hutchinson had a target of 25% and Mr. Zerella had a target of 55%. In the case of Mr. Flury, our compensation committee determined to maintain his salary at a relatively lower level and to provide him with a greater opportunity to earn a relatively higher amount of incentive cash compensation, so in addition to his 50% target bonus, he is eligible to earn an additional approximately 50% of his salary from sales commissions based on bookings. Under this arrangement, Mr. Flury could have received an additional bonus based upon a $100,000 annual target, which is payable quarterly, if he achieved 60% of the bookings target for a particular quarter. If he achieved less than 60% of the quarter’s bookings target, he would not receive an additional bonus in that quarter. If he achieved greater than 60% of the quarter’s bookings target, then he would receive an additional quarterly bonus that is proportionally increased to reflect the percent by which Mr. Flury exceeded the quarterly bookings target. There was no cap on the amount of additional bonus Mr. Flury could receive under the sales commissions compensation portion of his bonus plan, and for 2011, Mr. Flury received $97,284 under this portion of his bonus plan. For 2011, the target and maximum bonus payout amounts for each of our named executive officers upon attainment of each of the company-wide performance measures, bookings and adjusted EBITDA, were as follows:

	2011 Payout amounts based on bookings		2011 Payout amounts based on adjusted EBITDA
Name	Target	Maximum	Target	Maximum
Robert J. Zollars	$151,200	$302,400	$100,800	$201,600
William R. Zerella	21,450	42,900	14,300	28,600
Michael L. Hutchinson	11,250	22,500	7,500	15,000
Martin J. Silver	73,500	147,000	49,000	98,000
Brent D. Lang	85,800	171,600	57,200	114,400
Robert N. Flury	61,800	123,600	41,200	82,400
Robert N. Flury*	100,000	—	—	—
Victoria A. Perkins	43,050	86,100	28,700	57,400

*	Represents the target payout amount for Mr. Flury under his sales commissions compensation portion of the 2011 executive bonus plan. There is no maximum amount and no payout amounts based on adjusted EBITDA on Mr. Flury’s sales commissions compensation portion of the 2011 executive bonus plan.

In December 2011, our compensation committee determined that the named executive officers had earned 85% of the target bonus, based on our achieving 98% of our bookings target of $92.1 million and a determination that we achieved 86% of our Adjusted EBITDA target of $4.5 million. In making this determination, the compensation committee utilized the unaudited financial results available in December 2011 and adjusted the actual results for costs related to our initial public offering, post-acquisition audit costs for acquired businesses and severance costs associated with the departure of Mr. Silver, as those costs had not been anticipated in establishing our 2011 business plan.

Bonuses were paid in accordance with the formula for the 2011 plan for these achievements, such that each named executive officer received 94% of the target bonus attributable to 2011 bookings and 71% of target bonus attributable to 2011 adjusted EBITDA.

We have adopted an executive bonus plan for 2012 that is similar to the 2011 bonus plan, except that the 2012 plan changes the bookings target to a revenue target, and 50% of the target bonus is dependent on achieving a target level of revenue and 50% is dependent on achieving a target level of adjusted EBITDA. In January 2012, our compensation committee approved the 2012 bonus plan. The target bonus percentages for the named executive officers, which range from 35% to 70%, with our Chief Executive Officer at 70%, were unchanged from the 2011 plan, except that Mr. Flury will not participate in the 2012 plan.

Equity-based compensation element

Equity-based compensation provides employees a common interest with our stockholders to increase the value of our common stock. Equity awards are granted to employees, including our executive officers, in the form of stock options with an exercise price equal to at least the fair market value on the date of grant. Stock options have value only if the stock price increases over time. In addition, equity grants help retain key employees because they typically cannot be fully exercised or are subject to a right of repurchase for a specified vesting period, and if not exercised are forfeited if the employee leaves the employ of our company. We believe that the vesting provision also helps focus our employees on long-term performance.

Upon the recommendation of our compensation committee, our board of directors granted options to purchase shares of our common stock for our named executive officers on the following dates and in the following amounts: March 2011: 2,500 shares for our former interim Chief Financial Officer; May 2011: 37,833 shares for our current Senior Vice President of Sales; 37,833 shares for our current Senior Vice President of Services; 62,500 shares for our former Chief Financial Officer; 67,000 shares for our President and Chief Operating Officer; and 109,500 shares for our Chief Executive Officer; July 2011: 39,165 shares for our former interim Chief Financial Officer; and October 2011: 200,000 shares for our current Chief Financial Officer.

As a private company that did not grant equity awards to senior management on a regular basis, we did not adopt a policy around the timing of our equity awards. We expect that our compensation committee will make awards on a more regular basis in the future.

Change of control severance agreements

In July 2011, our board of directors approved change of control severance agreements with each of our named executive officers, other than Messrs. Hutchinson and Zerella. In August 2011, our board of directors approved a change of control severance agreement with Mr. Hutchinson, and in October 2011, our board of directors approved a change of control severance agreement with Mr. Zerella. The agreement with our Chief Executive Officer provides that in the case of a termination of employment without cause or resignation for good reason, our Chief Executive Officer is entitled to receive cash severance payments equal to one year of base salary plus the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, plus 12 months of acceleration of outstanding equity awards and 12 months of COBRA coverage. For either such termination occurring within two months prior to, or 12 months following, a change of control, our Chief Executive Officer is entitled to receive cash severance equal to 150% of his annual salary plus 150% of the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, 100% acceleration of outstanding equity awards and 18 months of COBRA coverage.

For other named executive officers, in the event of termination without cause, the executive is entitled to cash payments ranging from 50% to 75% of annual salary, 12 months of acceleration of outstanding equity awards and six to nine months of COBRA coverage. For termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control, other named executive officers are entitled to receive cash severance payments equal to 75% to 100% of such executive’s annual salary plus 75% to 100% of the greater of the target bonus for the year of severance or the amount of bonus paid in the prior year, acceleration of 50% to 100% of outstanding equity awards, plus nine to 12 months of COBRA coverage.

Under the change of control severance agreement, employment termination is for “good reason” if the executive officer’s duties, title or responsibilities are materially reduced without his or her consent, the executive officer’s base salary or bonus opportunity are reduced (other than as part of an across-the-board, proportional reduction), the executive officer is relocated more than 50 miles from his or her current facility without his or her consent, an uncured material breach of any contractual obligation to the executive officer or any written policy applicable to the executive officer occurs or the obligations under the change of control severance agreement are not assumed by a successor. A “change of control” under the change of control severance agreement is a merger or consolidation of our company following which our voting securities outstanding immediately prior to such event represent 50% or less of the outstanding voting securities of the surviving entity, a sale of all or substantially all of the assets of Vocera other than a sale to a wholly-owned subsidiary of our company or that would result in the voting securities of our company outstanding immediately prior thereto representing more than 50% of the total voting power represented by the voting securities of the entity to which such sale was made after such sale, any person’s becoming the beneficial owner of 50% or more of the total voting power of our then outstanding securities, or, during any one year period, incumbent directors ceasing to represent a majority of the board of directors. To be eligible for termination benefits, the executive officer must provide a release and will be subject to certain non-solicitation covenants.

We believe that these agreements appropriately balance our needs to offer a competitive level of severance and change of control protection to our executives and to induce our executives to remain in our employ through the potentially disruptive conditions that may exist around the time of a change of control, while not unduly rewarding executives for a termination of their employment. We note that our change of control terms include so-called “double trigger” provisions, so that the executive is not entitled to the severance payment by the mere occurrence of the change of control. This feature, we believe, will be an incentive for the executive to remain in the employ of our company if such continuation is required by the other party in a change of control transaction.

For further detailed financial information concerning the severance and change of control arrangements with our executive officers, please see the tabular information contained in the section titled “Employment, severance and change of control agreements.”

On August 29, 2011, Mr. Silver, who was then our Chief Financial Officer, commenced a medical leave and on December 31, 2011 Mr. Silver’s employment with us was terminated. In connection with this termination, we made a cash payment to Mr. Silver equal to $265,417, less applicable withholdings, in January 2012, and agreed to pay the costs of COBRA coverage for nine months following the date of termination. In addition, we agreed to the vesting of options for the purchase of 62,500 shares that would have vested had Mr. Silver remained employed for an additional year. Vested options held by Mr. Silver will expire on June 30, 2013.

Other benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which we intend to be comparable to those provided at our peer companies.

Accounting treatment

We account for equity compensation paid to our employees under ASC Topic 718 which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued.

Tax deductibility of executive compensation

Section 162(m) of the Internal Revenue Code, as amended, or the Code, provides that compensation in excess of $1 million paid to the chief executive officer or to any of the other three most highly compensated executive officers of a company other than the chief financial officer will not be deductible for federal income tax purposes unless such compensation is paid pursuant to one of the enumerated exceptions set forth in Section 162(m). Our primary objective in designing and administering compensation policies is to support and encourage the achievement of our long-term strategic goals and to enhance stockholder value. When consistent with this compensation philosophy, we also intend to attempt to structure compensation programs such that compensation paid thereunder will be tax deductible by us. In general, stock options granted under our stock option plans are intended to qualify under and comply with the “performance based compensation” exemption provided under Section 162(m), thus excluding from the Section 162(m) compensation limitation any income recognized by executives pursuant to such stock options. The compensation committee intends to review periodically the potential impacts of Section 162(m) in structuring and administering our compensation programs.

In addition, our compensation committee intends to take into account whether components of our executive compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of executive compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Executive compensation tables

The following table provides information regarding all compensation awarded to, earned by or paid to our principal executive officer and those individuals who served as our principal financial officer during 2011 and our three other most highly compensated executive officers serving as such at December 31, 2011 for all services rendered in all capacities to us during 2010 and 2011. We refer to these seven executive officers as our named executive officers.

Summary compensation table

Name and principal position	Year	Salary(1)	Option Awards(2)		Non-equity incentive plan compensation(3)		All other compensation		Total(4)

Robert J. Zollars	2011	$356,667	$245,521		$214,200		$5,590	(5)	$821,978
Chief Executive Officer	2010	325,000	—		259,159		5,590	(5)	589,749

Martin J. Silver*	2011	211,175	233,679	(6)	—		6,539	(7)	451,393
Former Chief Financial Officer	2010	220,000	—		109,661		5,362	(8)	335,023

Brent D. Lang	2011	256,667	150,227		121,550		5,148	(9)	533,592
President & Chief	2010	250,000	—		146,162		5,140	(10)	401,302
Operating Officer

Robert N. Flury	2011	204,000	84,830		184,834	(11)	6,171	(12)	479,835
Senior Vice President of Sales	2010	200,000	—		258,300	(13)	6,088	(14)	464,388

Victoria A. Perkins	2011	203,333	84,830		60,988		5,691	(15)	354,843
Senior Vice President of Services	2010	200,000	—		88,897		5,674	(16)	294,571

William R. Zerella**	2011	65,000	990,600		30,388		1,571	(17)	1,087,559
Chief Financial Officer

Michael L. Hutchinson***	2011	172,354	194,750		15,938		3,872	(18)	386,914
Interim Chief Financial Officer

*	Mr. Silver commenced a medical leave in August 2011 and his employment with us was terminated in December 2011.
**	Mr. Zerella joined our company in October 2011 as our Chief Financial Officer.
***	Mr. Hutchinson served as our interim Chief Financial Officer from August 2011 to October 2011.

(1)	The amounts in this column include any salary contributed by the named executive officer to our 401(k) plan.

(2)	Amounts reported for fiscal year 2011 represent the grant date fair value of the stock options granted during 2011, computed in accordance with ASC Topic 718. The valuation assumptions used in calculating the fair value of the stock options are set forth in Note 11 of our “Notes to consolidated financial statements” included elsewhere in this prospectus.

(3)	The amounts reported in this column generally (see footnotes 11 and 13) represent the named executive officer’s performance-based awards under our 2011 executive bonus plan. These amounts were earned in 2011 and will be paid in 2012. For more information about the 2011 executive bonus plan compensation for our named executive officers, see the section titled “Executive compensation—Compensation discussion and analysis.”

(4)	The dollar values in this column represent the sum of the value of total compensation of all types reflected in the preceding columns.

(5)	Represents $690 in life insurance premiums paid by us on behalf of Mr. Zollars and a $4,900 non-elective contribution under our 401(k) Plan.

(6)	Includes incremental fair value, computed in accordance with ASC Topic 718, of $93,541 attributable to the acceleration of vesting of unvested options granted in 2011 and the extension of the period of exercisability of such vested options held by Mr. Silver at the time of termination of his employment.

(7)	Represents $980 in life insurance premiums paid by us on behalf of Mr. Silver, a $4,900 non-elective contribution under our 401(k) Plan and incremental fair value, computed in accordance with ASC Topic 718, of $659 attributable to the extension of the period of exercisability of outstanding vested options granted prior to 2011, and excludes the cash payment of $265,417 made to Mr. Silver in connection with the termination of his employment.

(8)	Represents $462 in life insurance premiums paid by us on behalf of Mr. Silver and a $4,900 non-elective contribution under our 401(k) Plan.

(9)	Represents $248 in life insurance premiums paid by us on behalf of Mr. Lang and a $4,900 non-elective contribution under our 401(k) Plan.

(10)	Represents $240 in life insurance premiums paid by us on behalf of Mr. Lang and a $4,900 non-elective contribution under our 401(k) Plan.

(11)	This amount includes $97,284 in sales commission compensation paid and $87,550 paid under our 2011 executive bonus plan in 2011 and 2012 to Mr. Flury for bookings made by Mr. Flury in 2011. For more information about the 2011 executive bonus plan compensation for our named executive officers and the sales commissions paid to Mr. Flury, including the target amounts under the plan, see the section titled “Executive compensation—Compensation discussion and analysis.”

(12)	Represents $1,271 in life insurance premiums paid by us on behalf of Mr. Flury and a $4,900 non-elective contribution under our 401(k) Plan.

(13)	This amount includes $110,139 in sales commission compensation paid and $148,161 paid under our 2010 executive bonus plan in 2010 and 2011 to Mr. Flury for bookings made by Mr. Flury in 2010.

(14)	Represents $1,188 in life insurance premiums paid by us on behalf of Mr. Flury and a $4,900 non-elective contribution under our 401(k) Plan.

(15)	Represents $791 in life insurance premiums paid by us on behalf of Ms. Perkins and a $4,900 non-elective contribution under our 401(k) Plan.

(16)	Represents $774 in life insurance premiums paid by us on behalf of Ms. Perkins and a $4,900 non-elective contribution under our 401(k) Plan.

(17)	Represents $271 in life insurance premiums paid by us on behalf of Mr. Zerella and a $1,300 non-elective contribution under our 401(k) Plan.

(18)	Represents $338 in life insurance premiums paid by us on behalf of Mr. Hutchinson and a $3,535 non-elective contribution under our 401(k) Plan.

Grants of plan-based awards in 2011

The following table sets forth information with respect to grants of plan-based awards to our named executive officers during 2011.

Name		Estimated future payouts under non-equity incentive plan awards				All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Option Awards
	Grant Date	Threshold	Target		Maximum

Robert J. Zollars(1)		$—	$252,000		$504,000
	5/5/2011					109,500	$5.04	$245,521

William R. Zerella(1)		—	35,750		71,500
	10/3/2011					200,000	11.10	990,600

Michael L. Hutchinson(1)		—	18,750		37,500
	3/31/2011					2,500	4.68	5,175
	7/28/2011					39,165	11.10	189,575

Martin J. Silver(1)		—	122,500		245,000
	5/5/2011					62,500	5.04	233,679	(2)

Brent D. Lang(1)		—	143,000		286,000
	5/5/2011					67,000	5.04	150,277

Robert N. Flury(1)		—	103,000		206,000

		—	100,000	(3)	—
	5/5/2011					37,833	5.04	84,830

Victoria A. Perkins(1)		—	71,750		143,500
	5/5/2011					37,833	5.04	84,830

(1)	Represents the possible target and maximum payout amounts for each named executive officer under 2011 executive bonus plan. There is no threshold amount under the 2011 executive bonus plan. The actual payments from these awards are included in the “Non-Equity incentive plan compensation” column of the 2011 Summary Compensation Table above. For more information about the 2011 executive bonus plan compensation for our named executive officers, see the section titled “Executive compensation—Compensation discussion and analysis.”

(2)	Includes incremental fair value, computed in accordance with ASC Topic 718, of $93,541 attributable to the acceleration of vesting of unvested options granted in 2011 and the extension of the period of exercisability of such vested options held by Mr. Silver at the time of termination of his employment.

(3)	Represents the possible target and payout amounts of sales commissions based on bookings payable to Mr. Flury under the sales commissions compensation portion of the 2011 executive bonus plan for Mr. Flury. There is no threshold or maximum amount under Mr. Flury’s 2011 sales commissions compensation plan. The actual payments from these awards are included in the “Non-Equity incentive plan compensation” column of the “2011 Summary compensation table,” above. For more information about Mr. Flury’s 2011 executive bonus plan and the sales commissions compensation portion of Mr. Flury’s bonus plan, see the section titled “Executive compensation—Compensation discussion and analysis—Cash compensation element.”

Outstanding equity awards at December 31, 2011

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2011.

	Number of securities underlying unexercised options(1)(2)			Option exercise price(3)	Option expiration date
Name	Shares Exercisable		Shares Unexercisable

Robert J. Zollars	750,636	(4)(5)	—	$1.74	7/31/2017
	135,852	(4)(5)(6)	—	1.74	7/31/2017
	181,137	(4)(5)(7)	—	1.74	7/31/2017
	109,500	(8)	—	5.04	5/5/2021
Martin J. Silver	137,641		—	1.08	6/30/2013
	13,808	(8)	—	1.08	6/30/2013
	5,433	(9)	—	1.74	6/30/2013
	29,019	(8)	—	1.74	6/30/2013
	24,739	(10)	—	5.04	6/30/2013
Brent D. Lang	21,460	(8)	—	1.74	7/31/2017
	8,161	(11)	—	1.74	7/31/2017
	10,881	(12)	—	1.74	7/31/2017
	67,000	(8)	—	5.04	5/5/2021
	45,833	(8)	—	1.08	7/28/2016
Robert N. Flury	133,333		—	2.04	10/24/2017
	37,833	(8)	—	5.04	5/5/2021
Victoria A. Perkins	21,610	(8)	—	1.08	12/15/2015
	2,500	(13)	—	1.68	11/3/2016
	24,799	(8)	—	1.74	7/31/2017
	3,966	(14)	—	1.74	7/31/2017
	5,288	(15)	—	1.74	7/31/2017
	37,833	(8)	—	5.04	5/5/2021
William R. Zerella	200,000		—	11.10	10/2/2021
Michael L. Hutchinson	2,500	(8)	—	4.68	2/17/2021
	39,165	(8)	—	11.10	7/28/2021

(1)	All options granted to our named executive officers are immediately exercisable, regardless of vesting schedule.

(2)

Except as otherwise described in these footnotes, all options vest as to 1/4th of the shares of common stock underlying the options on the first anniversary of the vesting commencement date and as to 1/48th of the shares of common stock underlying the option each month thereafter. Any options exercised prior to their vesting date would be subject to our right of repurchase as specified in the 2006 Stock Option Plan or the 2000 Stock Option Plan.

(3)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the grant date. Please see the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” for a discussion of the valuation of our common stock.

(4)	Represents shares issuable upon the exercise of options grants originally held by Mr. Zollars but which were transferred without consideration to and are currently held by ZoCo LP. ZoCo LP is a family limited liability partnership of which Mr. Zollars and his wife are general partners and Mr. Zollars’ children are limited partners.

(5)	Option originally held by Mr. Zollars but was transferred without consideration to and is currently held by ZoCo LP.

(6)	Option vested as to 135,852 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million.

(7)	Option vests as to 181,137 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

(8)	Option vests as to 1/48 of the shares of common stock underlying the option on a monthly basis.

(9)	Option vests as to 5,433 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million or upon a sale of Vocera for an enterprise value of at least $400 million.

(10)	Option vested as to 1/48 of the shares of common stock underlying the option on a monthly basis and vesting accelerated in connection with the termination of Mr. Silver’s employment.

(11)	Option vested as to 8,161 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million.

(12)	Option vests as to 10,881 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

(13)	The option grant was fully vested on the grant date.

(14)	Option vested as to 3,966 of the shares of common stock underlying the option upon our achievement of four fiscal consecutive quarters of revenue that total $72 million.

(15)	Option vests as to 5,288 of the shares of common stock underlying the option upon either the sale of Vocera for an enterprise value of at least $400 million or Vocera’s initial public offering, following which offering Vocera’s market capitalization is at least $400 million for any 10 consecutive business day period.

Stock option exercises during 2011

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during 2011 and the aggregate dollar amount realized by the named executive officer upon exercise of the option. None of our named executive officers held any stock awards during 2011.

Name	Shares Exercised	Value Realized(1)

Robert J. Zollars	200,332	$2,856,734
William Zerella	—	—
Martin J. Silver	—	—
Brent D. Lang	27,500	410,300
Robert N. Flury	—	—
Victoria A. Perkins	53,108	792,371
Michael L. Hutchinson	14,999	220,009

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise (assumed to be the initial public offering price of $16.00 per share) and the aggregate exercise price of the option.

Pension benefits

None of our named executive officers is a participant in any defined benefit plans.

Nonqualified deferred compensation

We do not offer any nonqualified deferred compensation plans.

Employment, severance and change of control agreements

Offer letters and change of control severance agreements

Robert J. Zollars.    We entered into an offer letter agreement with Robert Zollars, our Chief Executive Officer, dated November 12, 2007, which supplemented an offer letter agreement with Mr. Zollars dated May 24, 2007. The offer letter agreements have no specific term and constitute at-will employment. In connection with Mr. Zollars’ commencement of employment, he was initially granted three separate option grants to purchase our common stock, one of which is now fully vested. The second grant was an option to purchase up to 135,852 shares of our common stock at an exercise price of $1.74 per share with a revenue objective milestone under which the option vests in full upon our achievement of either four fiscal consecutive quarters of revenue that total $72 million or upon a sale (as described in the option agreement) of Vocera with net proceeds to Vocera’s stockholders of at least $400 million. The third grant was an option to purchase up to 181,137 shares of our common stock at an exercise price of $1.74 per share with a market capitalization objective milestone under which the option vests in full upon either the sale (as described in the option agreement) of Vocera with net proceeds to Vocera’s stockholders of at least $400 million or upon Vocera’s initial public offering, if following the initial public offering, our market capitalization is at least $400 million for any 10 consecutive business day period. This option vested on April 16, 2012. For more information regarding these options, please see the tabular information contained in this section below entitled “Additional change of control arrangements.”

In addition, we have entered into a change of control severance agreement with Mr. Zollars, which was approved by our board of directors in July 2011. The agreement with Mr. Zollars provides that in the case of termination without cause or resignation for good reason, Mr. Zollars is entitled to receive cash severance payments equal to one year of Mr. Zollars’ base salary plus the greater of Mr. Zollars’ target bonus for the year of termination or the amount of bonus paid to Mr. Zollars in the prior year, plus 12 months of acceleration of outstanding equity awards and 12 months of COBRA coverage. For either such termination occurring within two months prior to, or 12 months following, a change of control, Mr. Zollars will be entitled to receive under the agreement a cash severance payment equal to 150% of his annual salary plus 150% of the greater of Mr. Zollars’ target bonus for the year of severance or the amount of bonus paid to Mr. Zollars in the prior year, plus 100% acceleration of outstanding equity awards in addition to 18 months of COBRA coverage.

William R. Zerella.    We entered into an offer letter agreement with William Zerella, our Chief Financial Officer, dated September 19, 2011. The offer letter agreement has no specific term and constitutes at-will employment.

In addition, we have entered into a change of control severance agreement with Mr. Zerella, which was approved by our board of directors in October 2011. The agreement with Mr. Zerella provides that, in the event of Mr. Zerella’s termination without cause, he will be entitled to receive cash severance payments equal to 75% of Mr. Zerella’s annual base salary, plus 12 months of acceleration of outstanding equity awards and nine months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Zerella will be entitled to receive a cash severance payment equal to 100% of Mr. Zerella’s annual base salary plus 100% of the greater of Mr. Zerella’s target bonus for the year of termination or the amount of bonus paid to Mr. Zerella in the prior year, plus acceleration of 100% of Mr. Zerella’s outstanding equity awards in addition to 12 months of COBRA coverage.

Martin J. Silver.    We entered into an offer letter agreement with Martin J. Silver, our former Chief Financial Officer, dated November 12, 2007 which superseded an offer letter dated January 13, 2005. The offer letter agreement has no specific term and constitutes at-will employment.

In addition, we have entered into a change of control severance agreement with Mr. Silver, which was approved by our board of directors in July 2011. The agreement with Mr. Silver provides that, in the event of Mr. Silver’s termination without cause, he will be entitled to receive cash severance payments equal to 75% of Mr. Silver’s annual base salary, plus 12 months of acceleration of outstanding equity awards and nine months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Silver will be entitled to receive a cash severance payment equal to 100% of Mr. Silver’s annual base salary plus 100% of the greater of Mr. Silver’s target bonus for the year of termination or the amount of bonus paid to Mr. Silver in the prior year, plus acceleration of 100% of Mr. Silver’s outstanding equity awards in addition to 12 months of COBRA coverage. We also entered into an amendment to the change of control severance agreement with Mr. Silver to provide that any termination of Mr. Silver’s employment to which Mr. Silver has not consented prior to the conclusion of his eligibility for short term disability benefits will be deemed an “involuntary termination.”

On August 29, 2011, Mr. Silver, who was then our Chief Financial Officer, commenced a medical leave and on December 31, 2011 Mr. Silver’s employment with us was terminated pursuant to a separation agreement. In connection with this termination and in full satisfaction of our obligations to Mr. Silver pursuant to his change of control severance agreement described above, we made a cash payment to Mr. Silver equal to $265,417, less applicable withholdings, in January 2012, and agreed to pay the costs of COBRA coverage for nine months following the date of termination. In addition, we agreed to accelerate the vesting of a grant of options to purchase 62,500 shares in the amount that would have vested had Mr. Silver remained employed for an additional year, resulting in 24,739 of options subject to such grant being vested as of December 31, 2011. Vested options held by Mr. Silver will expire on June 30, 2013.

Brent D. Lang.     We entered into an offer letter agreement with Brent D. Lang, our President and Chief Operating Officer, dated June 8, 2012, which superseded an offer letter agreement, dated November 12, 2007. The offer letter agreement has no specific term and constitutes at-will employment.

In addition, we have entered into a change of control severance agreement with Mr. Lang, which was approved by our board of directors in July 2011. The agreement with Mr. Lang provides that, in the event of Mr. Lang’s termination without cause, he will be entitled to receive cash severance payments equal to 75% of Mr. Lang’s annual base salary, plus 12 months of acceleration of outstanding equity awards and nine months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Lang will be entitled to receive a cash severance payment equal to 100% of Mr. Lang’s annual base salary plus 100% of the greater of Mr. Lang’s target bonus for the year of termination or the amount of bonus paid to Mr. Lang in the prior year, plus acceleration of 100% of Mr. Lang’s outstanding equity awards in addition to 12 months of COBRA coverage.

Robert N. Flury.    We entered into an offer letter agreement with Robert N. Flury, our Senior Vice President of Sales, dated June 8, 2012, which superseded an offer letter agreement dated November 12, 2007. The offer letter agreement has no specific term and constitutes at-will employment.

In addition, we have entered into a change of control severance agreement with Mr. Flury, which was approved by our board of directors in July 2011. The agreement with Mr. Flury provides that, in the event of Mr. Flury’s termination without cause, he will be entitled to receive cash severance payments equal to 50% of Mr. Flury’s annual base salary, plus 12 months of acceleration of outstanding equity awards and six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Flury will be entitled to receive a cash severance payment equal to 75% of Mr. Flury’s annual base salary plus 75% of the greater of Mr. Flury’s target bonus for the year of termination or the amount of bonus paid to Mr. Flury in the prior year, plus acceleration of 50% of Mr. Flury’s outstanding equity awards in addition to nine months of COBRA coverage.

Michael L. Hutchinson.    We entered into an offer letter agreement with Michael L. Hutchinson, our Vice President of Finance, Corporate Controller who served as our interim Chief Financial Officer from August 2011 to October 2011, dated April 22, 2004, as amended on November 12, 2007.

In addition, we have entered into a change of control severance agreement with Mr. Hutchinson, which was approved by our board of directors in August 2011. The agreement with Mr. Hutchinson provides that, in the event of Mr. Hutchinson’s termination without cause, he will be entitled to receive cash severance payments equal to 50% of Mr. Hutchinson’s annual base salary, plus 12 months of acceleration of outstanding equity awards and six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Mr. Hutchinson will be entitled to receive a cash severance payment equal to 75% of Mr. Hutchinson’s annual base salary plus 75% of the greater of Mr. Hutchinson’s target bonus for the year of termination or the amount of bonus paid to Mr. Hutchinson in the prior year, plus acceleration of 50% of Mr. Hutchinson’s outstanding equity awards in addition to nine months of COBRA coverage.

Victoria A. Perkins.    We entered into an offer letter agreement with Victoria A. Perkins, our Senior Vice President of Services, dated June 8, 2012, which superseded an offer letter agreement dated November 12, 2007. The offer letter agreement has no specific term and constitutes at-will employment.

In addition, we have entered into a change of control severance agreement with Ms. Perkins, which was approved by our board of directors in July 2011. The agreement with Ms. Perkins provides that, in the event of Ms. Perkins’ termination without cause, she will be entitled to receive cash severance payments equal to 50% of Ms. Perkins’ annual base salary, plus 12 months of acceleration of outstanding equity awards and six months of COBRA coverage. For a termination without cause or resignation for good reason occurring within two months prior to, or 12 months following, a change of control of Vocera, the agreement provides that Ms. Perkins will be entitled to receive a cash severance payment equal to 75% of Ms. Perkins’ annual base salary plus 75% of the greater of Ms. Perkins’ target bonus for the year of termination or the amount of bonus paid to Ms. Perkins in the prior year, plus acceleration of 50% of Ms. Perkins’ outstanding equity awards in addition to nine months of COBRA coverage.

The severance payments under the change of control severance agreements with each of our executive officers are contingent upon such executive officer’s execution, delivery and non-revocation of a release and waiver of claims satisfactory to Vocera within 45 days of such executive officer’s separation from service.

The following table summarizes the base salary, bonus, COBRA benefits and the value of the acceleration payout each named executive officer would have been entitled to receive assuming a qualifying termination as of December 31, 2011. Acceleration values are based upon the per share market price of the shares of our common stock underlying options as of December 31, 2011, minus the exercise price.

	Qualifying termination not for cause not in connection with a change of control
	Base salary		Bonus		COBRA benefits		Value of accelerated options or stock(1)*	Total

Robert J. Zollars	$360,000	(2)	$251,800	(3)	$23,242	(4)	$300,030	$935,072

Brent D. Lang	195,000	(5)	—		10,408	(6)	183,580	388,988

Robert A. Flury	103,000	(7)	—		11,621	(8)	103,671	218,292

Victoria N. Perkins	102,500	(9)	—		8,888	(10)	103,671	215,059

William R. Zerella	195,000	(11)	—		17,431	(12)	285,832	498,263

Michael L. Hutchinson	90,000	(13)	—		859	(14)	55,051	145,910

	Qualifying termination not for cause in connection with change of control
	Base salary		Bonus		COBRA benefits		Value of accelerated options or stock(1)		Total

Robert J. Zollars	$540,000	(15)	$377,700	(16)	$34,862	(17)	$3,308,083	(18)	$4,260,645

Brent D. Lang	260,000	(19)	143,000	(20)	13,878	(21)	598,813	(18)	1,015,691

Robert A. Flury	154,500	(22)	111,122	(23)	17,431	(24)	125,256	(25)	408,309

Victoria N. Perkins	153,750	(26)	53,813	(27)	13,331	(28)	162,960	(25)	383,854

William R. Zerella	260,000	(19)	35,750	(29)	23,242	(30)	694,168	(18)	1,013,160

Michael L. Hutchinson	135,000	(31)	14,063	(32)	1,289	(33)	71,633	(25)	221,985

*	Represents value of 12 months acceleration of vesting of all equity awards outstanding as at December 31, 2011.

(1)	The value of vesting acceleration is calculated based on the initial public offering price of a share of our common stock on March 27, 2012, or $16.00 per share, with respect to unvested option shares subject to acceleration minus the exercise price of the unvested option shares.

(2)	Represents 100% of one year’s base salary in effect as of December 31, 2011.

(3)	Represents Mr. Zollars’ target bonus amount for 2011.

(4)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(5)	Represents 75% of Mr. Lang’s base salary in effect as of December 31, 2011.

(6)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,156 per month.

(7)	Represents 50% of Mr. Flury’s salary in effect as of December 31, 2011.

(8)	Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(9)	Represents 50% of Ms. Perkins’ base salary in effect as of December 31, 2011.

(10)	Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,481 per month.

(11)	Represents 75% of Mr. Zerella’s base salary in effect as of December 31, 2011.

(12)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(13)	Represents 50% of Mr. Hutchinson’s base salary in effect as of December 31, 2011.

(14)	Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $143 per month.

(15)	Represents 150% of Mr. Zollars’ base salary in effect as of December 31, 2011.

(16)	Represents 150% of Mr. Zollars’ target bonus amount for 2011.

(17)	Represents payment of 18 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(18)	Represents value of 100% acceleration of vesting of all equity awards outstanding as of December 31, 2011.

(19)	Represents 100% of one year’s base salary in effect as of December 31, 2011.

(20)	Represents Mr. Lang’s target bonus amount for 2011.

(21)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,156 per month.

(22)	Represents 75% of Mr. Flury’s base salary in effect as of December 31, 2011.

(23)	Represents 75% of Mr. Flury’s actual bonus amount for 2010.

(24)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(25)	Represents value of 50% acceleration of vesting of all equity awards outstanding as of December 31, 2011.

(26)	Represents 75% of Ms. Perkins’ base salary in effect as of December 31, 2011.

(27)	Represents 75% of Ms. Perkins’ target bonus amount for 2011.

(28)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,481 per month.

(29)	Represents Mr. Zerella’s target bonus amount for 2011.

(30)	Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,937 per month.

(31)	Represents 75% of Mr. Hutchinson’s base salary in effect as of December 31, 2011.

(32)	Represents 75% of Mr. Hutchinson’s target bonus amount for 2011.

(33)	Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $143 per month.

Additional change of control arrangements

Certain option agreements with certain of our named executive officers provided for full vesting of the unvested shares underlying the options in the event of a change of control resulting in at least $400 million in net proceeds to our stockholders or our initial public offering if, following such initial public offering, our market capitalization was $400 million for any 10 consecutive business day period. On April 16, 2012, the market capitalization condition was satisfied. The following table summarizes the value of the vesting of these awards to these named executive officers pursuant to such awards. Values are based upon the closing price per share of our common stock underlying the options as of April 16, 2012 as reported on the New York Stock Exchange, minus the exercise price.

Name	Value of stock options

Robert J. Zollars	$3,716,931

Brent D. Lang	223,278

Victoria A. Perkins	108,510

Employee benefit plans

2000 Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 2000 Stock Option Plan in March 2000. The 2000 Stock Option Plan has been amended from time to time. As of June 30, 2012, options to purchase 193,335 shares of our common stock were outstanding under our 2000 Stock Option Plan. This plan terminated in March 2010 and no additional options may be granted under the 2000 Stock Option Plan. However, all stock options outstanding on the termination of the 2000 Stock Option Plan will continue to be governed by the terms and conditions of the 2000 Stock Option Plan. Options granted under the 2000 Stock Option Plan are subject to terms substantially similar to those described below with respect to options we anticipate granting under our 2012 Equity Incentive Plan. The 2000 Stock Option Plan provided for the grant of both incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of Code and nonqualified stock options.

2006 Stock Option Plan

Our board of directors adopted our 2006 Stock Option Plan in March 2006, and our stockholders approved the plan in May 2006. The 2006 Stock Option Plan has been amended from time to time. The 2006 Stock Option Plan provides for the grant of both incentive stock options that qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options. Incentive stock options may be granted only to our employees and those of any of our subsidiaries. Nonqualified stock options may be granted to our employees, directors, officers, consultants, certain independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options and nonqualified stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2006 Stock Option Plan is 10 years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years. In the event of a change of control, the 2006 Stock Option Plan provides that all options that are not assumed by the successor entity or substituted for comparable options of the successor entity may, at the discretion of our board, vest in full prior to that change of control and all unexercised options expire on the closing of the change of control.

As of June 30, 2012, options to purchase 1,006,504 shares had been exercised under the 2006 Stock Option Plan and options to purchase 3,145,645 shares remained outstanding under the 2006 Stock Option Plan. The options outstanding as of June 30, 2012 had a weighted average exercise price of $4.00 per share. The 2006 Stock Option Plan terminated on March 26, 2012 and, as a result, we ceased granting options under the 2006 Stock Option Plan on that date. However, any outstanding options granted under the 2006 Stock Option Plan will remain outstanding, subject to the terms of our 2006 Stock Option Plan and stock option agreements, until the options are exercised or until they terminate or expire by their terms. Options granted under the 2006 Stock Option Plan have terms similar to those terms described below with respect to options to be granted under our 2012 Equity Incentive Plan. In addition, up to 934,445 shares that were available for future grant under our 2006 Stock Option Plan prior to its termination are again available for grant and issuance under our 2012 Equity Incentive Plan.

2012 Equity Incentive Plan

Our board of directors and stockholders adopted our 2012 Equity Incentive Plan in March 2012. The 2012 Equity Incentive Plan became effective on March 26, 2012 and serves as the successor to our 2006 Stock Option Plan. As of June 30, 2012, 217,527 shares of our common stock were available for grant and issuance under our 2012 Equity Incentive Plan. The number of shares available for grant and issuance under the 2012 Equity Incentive Plan will be increased on January 1 of each of 2013 through 2016 by an amount equal to 5% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2012 Equity Incentive Plan:

•

shares subject to options or stock appreciation rights granted under our 2012 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right

•	shares subject to awards granted under our 2012 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price

•	shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued

•	shares surrendered pursuant to an exchange program

Our 2012 Equity Incentive Plan will terminate 10 years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. Our 2012 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than 1,000,000 shares in any calendar year under our 2012 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 2,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2012 Equity Incentive Plan is administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the compensation committee. The compensation committee has the authority to construe and interpret our 2012 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. The compensation committee also has the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

Our 2012 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. No more than 100,000,000 shares may be issued under the 2012 Equity Incentive Plan as incentive stock options. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors or those of any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee has the authority to provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2012 Equity Incentive Plan is 10 years, with a maximum term of 5 years for incentive stock options granted to 10% stockholders.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units are awards that cover a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions. Our compensation committee may also permit the holders of the restricted stock units to defer payment to a date or dates after the restricted stock units is earned, provided that the terms of the restricted stock unit and any deferral satisfy Section 409A of the Code.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Awards granted under our 2012 Equity Incentive Plan are not transferrable in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Options granted under our 2012 Equity Incentive Plan generally are exercisable for a period of three months after the termination of the optionee’s service to us or any parent or subsidiary of ours. Options generally terminate immediately upon termination of employment for cause.

If we experience a change of control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will have their vesting accelerate as to all shares subject to such award (and any applicable right of repurchase will fully lapse) immediately prior to the change of control transaction.

2012 Employee Stock Purchase Plan

Our board of directors and stockholders adopted our 2012 Employee Stock Purchase Plan, which is designed to enable eligible employees to purchase shares of our common stock periodically at a discount, in March 2012. The compensation committee subsequently amended the 2012 Employee Stock Purchase Plan in May 2012, as further described below. Purchases are accomplished through participation in discrete offering periods. Our 2012 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

We initially reserved 166,666 shares of our common stock for issuance under our 2012 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2012 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first 10 years commencing after the closing of our initial public offering by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31 (rounded down to the nearest whole share). Our board of directors or compensation committee has the authority to reduce the amount of the increase in any particular year. No more than 50,000,000 shares of our common stock will be issuable under our 2012 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee administers our 2012 Employee Stock Purchase Plan. Our employees are generally eligible to participate in our 2012 Employee Stock Purchase Plan if they are employed by us or a subsidiary or parent of ours that we designate, for such time period as specified by our compensation committee; except that employees who are employed on the effective date of the registration statement of which this prospectus is a part are eligible to participate in the first offering period, provided they are regularly scheduled to work more than 20 hours per week and more than five months in a calendar year, and are not 5% stockholders and would not become 5% stockholders as a result of their participation in our 2012 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2012 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees are able to select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2012 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the 2012 Employee Stock Purchase Plan. Our 2012 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first purchase date, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation will automatically end upon termination of employment for any reason. Except for the first offering period, each offering period will be for six months (commencing on each February 15 and August 15). In May 2012, our compensation committee amended the 2012 Employee Stock Purchase Plan to provide that during the first offering period (scheduled from March 27, 2012 to February 14, 2013), a second offering period would commence on August 15, 2012 and expire on February 14, 2013.

No participant has the right to purchase shares of our common stock which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2012 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period. For the initial offering period, the fair market value on the first trading day will be the price at which our shares are initially offered.

In the event of a change in control transaction, each outstanding right to purchase shares under our 2012 Employee Stock Purchase Plan may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our 2012 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. Our board of directors approved discretionary non-elective employee contributions for 2011 and 2012 to the 401(k) plan up to 2% of each employee’s cash compensation with a maximum contribution of $4,900 per employee per year and subject to certain other restrictions.

Limitation of liability and indemnification of directors and officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law

•	any transaction from which they derived an improper personal benefit

Our restated bylaws provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related person transactions

In addition to the compensation arrangements, including director compensation, offer letters and severance and change of control agreements, discussed, when required, above under “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2009 and each currently proposed transaction in which:

•	we have been or are to be a participant

•	the amount involved exceeds $120,000

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest

Participation in our initial public offering

Messrs. Hillebrand, Grotting and Janzen, each of whom is a member of our board of directors, and Mr. Zerella, our Chief Financial Officer, purchased a total of 21,375 shares of our common stock in our initial public offering. The underwriters received the same discount from the sale of the shares of our common stock to these securityholders as they did from any other shares of our common stock sold to the public in that offering. The shares purchased by these existing securityholders are subject to lock-up restrictions described in the section entitled “Shares eligible for future sale.”

Asset purchase agreement

On November 3, 2010, ExperiaHealth, Inc., our wholly-owned subsidiary, entered into an asset purchase agreement with DS Consulting Associates, LLC, or DS Consulting, for the purchase of certain business assets. As consideration for this sale, we granted DS Consulting two options to purchase up to an aggregate of 83,333 shares of our common stock at an exercise price of $2.22 per share, subject to vesting requirements. The options vested in accordance with the achievement of annual revenue targets for the purchased business assets. One option vested on March 1, 2011 as to 35,452 shares. The second option vested on March 1, 2012 as to 41,666 shares. M. Bridget Duffy, M.D., a former member of our board of directors and the current Chief Executive Officer of ExperiaHealth, Inc., was the founder and managing member of DS Consulting. In connection with this asset purchase, we also entered into an offer letter with Dr. Duffy, dated as of November 1, 2010, regarding her service as Chief Executive Officer of ExperiaHealth, Inc.

Investor rights agreement

We are party to an amended and restated investor rights agreement, dated October 10, 2006, with certain holders of our capital stock, including entities affiliated with certain of our directors and certain of our executive officers. Immediately after the closing of our initial public offering on April 2, 2012, holders of 12,449,412 shares of common stock, and holders of warrants to purchase 186,788 shares of common stock, giving effect to the conversion of all then-outstanding shares and warrants to purchase shares of our preferred stock into shares of common stock, were entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a more detailed description of these registration rights see the section titled “Description of capital stock—Registration rights.”

Voting agreement

We were party to an amended and restated voting agreement, dated March 2, 2010, under which certain holders of our common stock and preferred stock, including entities affiliated with certain of our directors and certain of our executive officers, agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of our initial public offering on April 2, 2012, the election voting provisions regarding our board of directors contained in the voting agreement terminated and none of our stockholders have any special rights regarding the election or designation of members of our board of directors.

Offer letter and change of control agreements

We have entered into offer letter and change of control agreements with our executive officers that, among other things, provide for severance and change of control benefits. For more information regarding these agreements, see the sections titled “Management—Employment, severance and change of control agreements” and “Executive compensation—Compensation discussion and analysis.”

Equity awards

We have granted stock options to our executive officers and certain members of our board of directors, and restricted common stock to certain members of our board of directors. For a description of these options and related option grant policies see the section titled “Executive compensation—Compensation discussion and analysis,” “Executive compensation—Outstanding equity awards at December 31, 2011” and “Management—Director compensation.”

Indemnification of directors and officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our restated certificate of incorporation and restated bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see the section titled “Management—Limitation of liability and indemnification of directors and officers.”

Other transactions

On June 9, 2008, Robert Shostak (our co-founder, former member of our board of directors and former Chief Executive Officer and current Chief Technical Officer) and certain holders of our then-outstanding preferred stock, including entities affiliated with our directors, entered into a Put and Call Agreement. We are party to this agreement. The Put and Call Agreement was amended on July 11, 2011. Pursuant to the Put and Call Agreement, each holder who is a party to the agreement has the right to purchase such holder’s pro rata share of certain of Dr. Shostak’s securities at a qualifying change of control or initial public offering of our common stock, and Dr. Shostak has the right to obligate each such holder to purchase such holder’s pro rata share of Dr. Shostak’s securities at a qualifying change of control or initial public offering of our common stock. On April 2, 2012, Dr. Shostak exercised his right under the Put and Call Agreement, which obligates the stockholders who are parties to the agreement, including entities affiliated with our directors, to purchase their pro rata share of an aggregate of 759,246 shares of our common stock beneficially held by Dr. Shostak at a price per share of $17.81. The purchase and sale is expected to close on September 30, 2012.

From February 2000 to April 1, 2011, Jay M. Spitzen, our General Counsel and Corporate Secretary, served as our counsel in an independent contractor capacity pursuant to a consulting agreement. Pursuant to this agreement, Dr. Spitzen received fees for services on an hourly basis plus reimbursement of out-of-pocket expenses. From January 1, 2008 through April 1, 2011 Dr. Spitzen received a total of $377,000.

Review, approval or ratification of transactions with related parties

Our policy and the charter of the governance and nominating committee require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) must be reviewed and approved by the governance and nominating committee (other than transactions that are subject to review by the our board of directors as a whole or any other committee of our board of directors), unless the related party is, or is associated with, a member of such committee, in which event such transaction must be reviewed and approved by the audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, such transactions.

Principal and selling stockholders

The following table presents information as to the beneficial ownership of our common stock as of June 30, 2012, and as adjusted to reflect our sale of common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock
•	each of our directors
•	each of our named executive officers
•	all of our directors and executive officers as a group
•	each selling stockholder

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2012 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 22,138,561 shares of our common stock outstanding on June 30, 2012. Percentage ownership of our common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) assumes our sale of 1,000,000 shares in this offering, the sale of 161,336 shares of common stock in this offering by certain selling stockholders issued upon the exercise of stock options after June 30, 2012 and the sale of 69,422 shares of common stock in this offering by a selling stockholder upon the net exercise of stock options. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Vocera Communications, Inc., 525 Race Street, San Jose, CA 95126.

	Number of shares beneficially owned					Percentage shares beneficially owned
Name	Prior to offering	After offering	After offering if option exercised	Number of shares offered excluding exercise of option	Number of additional shares offered if option exercised	Prior to offering %	After offering % excluding exercise of option	After offering % including exercise of option

Five percent securityholders:
Venrock(1)	3,071,727	3,071,727	3,071,727	-	-	13.8	13.1	12.9
Vanguard Ventures(2)	2,780,510	2,780,510	2,780,510	-	-	12.5	11.9	11.7
RRE Ventures(3)	2,376,016	2,376,016	2,376,016	-	-	10.7	10.1	10.0
Entities affiliated with GGV Capital(4)	1,938,908	1,938,908	1,938,908	-	-	8.7	8.3	8.1
Entities affiliated with Gilder, Gagnon, Howe & Co. LLC(5)	1,223,298	1,223,298	1,223,298	-	-	5.5	5.2	5.2

Directors and named executive officers:
Robert J. Zollars(6)†	1,380,832	1,199,542	1,181,235	181,290	18,307	5.9	4.9	4.7
Brent D. Lang(7)†	322,122	231,627	222,490	90,495	9,137	1.4	*	*
Martin J. Silver(8)†	140,269	95,022	90,452	45,247	4,570	*	*	*
William R. Zerella(9)§	211,500	211,500	211,500	-	-	*	*	*
Robert N. Flury(10)†	172,354	161,495	160,398	10,859	1,097	*	*	*
Victoria A. Perkins(11)†	183,437	115,566	108,712	67,871	6,854	*	*	*
Sharon L. O’Keefe§	4,630	4,630	4,630	-	-	*	*	*
Michael L. Hutchinson(12)†	66,664	44,042	41,758	22,622	2,284	*	*	*
Brian D. Ascher(13)	3,071,727	3,071,727	3,071,727	-	-	13.8	13.1	12.9
John B. Grotting(14)	45,621	45,621	45,621	-	-	*	*	*

	Number of shares beneficially owned							Percentage shares beneficially owned
Name	Prior to offering	After offering	After offering if option exercised	Number of shares offered excluding exercise of option		Number of additional shares offered if option exercised		Prior to offering %	After offering % excluding exercise of option	After offering % including exercise of option
Jeffrey H. Hillebrand(15)	41,371	41,371	41,371	-		-		*	*	*
Howard E. Janzen(16)	42,496	42,496	42,496	-		-		*	*	*
John M. McMullen(17)§	39,371	39,371	39,371	-		-		*	*	*
Hany M. Nada(18)	1,938,908	1,938,908	1,938,908	-		-		8.7	8.3	8.1
All executive officers and directors as a group (15 persons)(19)	7,737,832	7,305,512	7,261,857	432,320		43,655		31.8	28.6	28.0

Other selling stockholders
Entities affiliated with Thomas Weisel Venture Partners(20)	1,036,750	98,543	3,804	938,207		94,739		4.7	*	*
Motorola Solutions Inc.(21)	660,108	62,743	2,422	597,365		60,321		3.0	*	*
Entities affiliated with Avalon Ventures(22)	474,570	45,107	1,741	429,463		43,366		2.1	*	*
Intel Capital (Cayman) Corporation(23)	349,396	36,934	5,383	312,462		31,551		1.6	*	*
Guille B. Cruze(24)†	236,986	114,818	102,481	122,168		12,337		1.1	*	*
Randell G. Nielsen(25)†	155,682	63,935	54,670	91,747		9,265		*	*	*
Mary Bridget Duffy(26)§†	82,779	8,307	729	69,422	(52)	7,011	(53)	*	*	*
Kevin J. Kinsella(27)	98,209	9,335	360	88,874		8,975		*	*	*
Paul & Gillian Barsley Living Trust, dated July 21, 2010(28)	92,234	8,767	338	83,467		8,429		*	*	*
DS Consulting Associates LLC(29)§	77,118	7,330	283	69,788		7,047		*	*	*
Julie A. Shimer	149,202	89,475	83,444	59,727		6,031		*	*	*
Robert E. Shostak(30)†	149,298	95,001	89,518	54,297		5,483		*	*	*
Cathal Peter Copas(31)†	78,847	27,893	22,748	50,954		5,145		*	*	*
Robbie B. Moffat(32)†	78,805	27,851	22,706	50,954		5,145		*	*	*
James Blastos & Jana Blastos TR UA 03/08/04 Blastos Living Trust(33)†	87,961	56,288	53,089	31,673		3,199		*	*	*
Amy Karabinas†	99,799	68,126	64,927	31,673		3,199		*	*	*
Arun Mirchandani(34)†	82,926	55,150	52,346	27,776		2,804		*	*	*
Joseph Zicherman	20,705	1,968	76	18,737		1,892		*	*	*
Entrepreneur’s Foundation(35)§	66,666	48,567	46,739	18,099		1,828		*	*	*
Niraj Jain(36)†	96,559	78,460	76,632	18,099		1,828		*	*	*
Linda McGoldrick(37)§	17,497	1,663	64	15,834		1,599		*	*	*
Catherine Zicherman	16,516	1,570	61	14,946		1,509		*	*	*
Jay M. Spitzen(38)†	76,530	62,594	61,188	13,936		1,406		*	*	*
John Christopher Buckley(39)†	133,521	119,947	118,576	13,574		1,371		*	*	*
Kamal M. Purandare†	19,682	6,396	5,054	13,286		1,342		*	*	*
Irven M. Besaw(40)†	12,915	1,460	303	11,455		1,157		*	*	*
April Golston(41)†	13,540	2,342	1,211	11,198		1,131		*	*	*
Stuart Jason Zicherman	12,327	1,172	45	11,155		1,127		*	*	*
Stephen R. Newson(42)†	14,981	4,575	3,524	10,406		1,051		*	*	*
Kimberly Petty(43)†	14,502	4,884	3,913	9,618		971		*	*	*
Steven G. Blair(44)†	16,615	7,566	6,653	9,049		913		*	*	*
David S. Shively(45)†	11,283	4,043	3,312	7,240		731		*	*	*
Steven D. Jackson(46)†	29,362	22,764	22,098	6,598		666		*	*	*
Kelly Bechtel(47)†	10,394	4,306	3,691	6,088		615		*	*	*
Jonathon Scott Overholt(48)†	14,246	8,816	8,268	5,430		548		*	*	*
Suzanne Maria Doughty(49)†	11,998	7,021	6,518	4,977		503		*	*	*
Debashis Pramanik(50)†	22,814	18,289	17,832	4,525		457		*	*	*

All other selling stockholders(51)	220,202	147,853	140,544	72,349		7,309		*	*	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

§	Shares shown for this individual represent shares subject to options that are exercisable within 60 days of June 30, 2012.

†	Identifies a person who is one of our current employees or was an employee of ours within the past three years that is a selling stockholder.

(1)

Represents 2,394,228 shares held by Venrock Associates III, L.P., 538,700 shares held by Venrock Associates, L.P., and 59,855 shares held by Venrock Entrepreneurs Fund III, L.P., of which 104,143 shares, 23,432 shares, and 2,604 shares were deemed acquired by Venrock Associates III, L.P., Venrock Associates, L.P., and Venrock Entrepreneurs Fund III, L.P., respectively, pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Also represents 27,315 shares issuable upon the exercise of warrants held by Venrock Associates III, L.P., 6,145 shares issuable upon the exercise of warrants held by Venrock Associates, L.P., 682 shares issuable upon the exercise of warrants held by Venrock Entrepreneurs Fund III, L.P., 35,842 shares subject to options held by Venrock Associates III, L.P., 8,064 shares subject to options held by Venrock Associates, L.P., and 896 shares subject to options held by Venrock Entrpreneurs Fund III, L.P. The options were deemed acquired by Venrock Associates III, L.P., Venrock Associates, L.P., and Venrock Entrepreneurs Fund III, L.P. pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Venrock Management III, LLC, a Delaware limited liability company, is the sole General Partner of Venrock Associates III, L.P. VEF Management III, LLC, a Delaware limited liability company, is the sole General

Partner of Venrock Entrepreneurs Fund III, L.P. No individual person or entity has the unilateral ability to cause or block the voting or disposition of any Venrock-associated entity described in this footnote. Venrock Management III, LLC and VEF Management III, LLC expressly disclaim beneficial ownership over all shares held by Venrock Associates, L.P., Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., except to the extent of their indirect pecuniary interest therein. Mr. Ascher is a member of Venrock Management III, LLC and may be deemed to beneficially own all of the shares held by Venrock Associates III, L.P. Mr. Ascher disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of Venrock is 3340 Hillview Avenue, Palo Alto, California 94304.

(2)	Represents 2,370,621 shares held by Vanguard VII, L.P., 225,153 shares held by Vanguard VII-A, L.P., 77,226 shares held by Vanguard VII Accredited Affiliates Fund L.P., and 35,204 shares held by Vanguard VII Qualified Affiliates Fund, L.P., each of which is affiliated with Vanguard Ventures. 103,115 shares, 9,795 shares, 3,359 shares, and 1,531 shares were deemed acquired by Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund L.P., and Vanguard VII Qualified Affiliates Fund, L.P., respectively, pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Also represents 27,806 shares issuable upon the exercise of a warrant held by Vanguard VII, L.P., 2,641 shares issuable upon the exercise of a warrant held by Vanguard VII-A, L.P., 905 shares issuable upon the exercise of a warrant held by Vanguard VII Accredited Affiliates Fund, L.P., 413 shares issuable upon the exercise of a warrant held by Vanguard VII Qualified Affiliates Fund, L.P., 35,488 shares subject to options held by Vanguard VII, L.P., 3,369 shares subject to options held by Vanguard VII-A, L.P., 1,157 shares subject to options held by Vanguard VII Accredited Affiliates Fund L.P., and 527 shares subject to options held by Vanguard VII Qualified Affiliates Funds, L.P. The options were deemed acquired by Vanguard VII, L.P., Venrock Associates, L.P., and Venrock Entrepreneurs Fund III, L.P. pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Vanguard VII Venture Partners LLC is the general partner of Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P., and Vanguard VII Qualified Affiliates Fund, L.P. Mr. Wood is a managing member of Vanguard VII Venture Partners LLC along with Dan Eilers, Jack Gill, Tom McConnell and Bob Ulrich, each of whom may be deemed to have shared voting and investment control with respect to these shares. Each of Messrs. Eilers, Gill, McConnell, Ulrich and Wood disclaims beneficial ownership of these shares except to the extent of each of their respective pecuniary interest in Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P., and Vanguard VII Qualified Affiliates Fund, L.P. The address of Vanguard Ventures is P.O. Box 20068, San Jose, California, 95160.

(3)	Represents 1,969,276 shares held by RRE Ventures II, L.P. and 344,352 shares held by RRE Ventures Fund II, L.P., of which 85,658 shares and 14,977 shares were deemed acquired by RRE Ventures II, L.P. and RRE Ventures Fund II, L.P., respectively, pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Also represents 23,621 shares issuable upon the exercise of a warrant held by RRE Ventures II, L.P., 4,130 shares issuable upon the exercise of a warrant held by RRE Ventures Fund II, L.P., 29,481 shares subject to options held by RRE Ventures II, L.P., and 5,156 shares subject to options held by RRE Ventures Fund II, L.P. The options were deemed acquired by RRE Ventures II, L.P. and RRE Ventures Fund II, L.P. pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. RRE Ventures GP II, LLC is the sole general partner of RRE Ventures II, L.P. and RRE Ventures Fund II, L.P. James D. Robinson III, James D. Robinson IV, Stuart J. Ellman and Andrew L. Zalasin are the managing members of RRE Ventures GP II, LLC, each of whom may be deemed to have shared voting and investment control with respect to these shares. Each of Messrs. Robinson III, Robinson IV, Ellman and Zalasin disclaims beneficial ownership of these shares except to the extent of each of their respective pecuniary interest in RRE Ventures GP II, LLC. The address of RRE Ventures is 130 East 59th Street, New York, New York 10022.

(4)	Represents 1,816,972 shares held by Granite Global Ventures (Q.P.) L.P. and 31,046 shares held by Granite Global Ventures L.P., of which 212,601 shares and 3,633 shares were deemed acquired by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P., respectively, pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Also represents 16,196 shares issuable upon exercise of a warrant held by Granite Global Ventures (Q.P.) L.P., 276 shares issuable upon exercise of a warrant held by Granite Global Ventures L.P., 73,168 shares subject to options held by Granite Global Ventures (Q.P.) L.P., and 1,250 shares subject to options held by Granite Global Ventures L.P. The options were deemed acquired by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. pursuant to the exercise by Dr. Shostak of the put option under the Put and Call Agreement. Granite Global Ventures L.L.C. is the General Partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock are members of the investment committee of Granite Global Ventures L.L.C. and share voting and dispositive power over all such shares held by Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The address of Granite Global Ventures L.L.C. is 2494 Sand Hill Road, Suite 100 Menlo Park, California 94025.

(5)	Based solely on the information set forth in a Schedule 13G filed with the SEC on April 10, 2012 by Gilder, Gagnon, Howe & Co. LLC. Represents 979,511 shares held in customer accounts over which partners and/or employees of Gilder, Gagnon, Howe & Co. LLC have discretionary authority to dispose of or direct the disposition of the shares, 225,514 shares held in accounts owned by the partners of the Gilder, Gagnon, Howe & Co. LLC and their families, and 18,273 shares held in the account of the profit-sharing plan of Gilder, Gagnon, Howe & Co. LLC. Gilder, Gagnon, Howe & Co. LLC has sole voting and dispositive control over the 18,273 shares held in the account of the profit-sharing plan. The address of Gilder, Gagnon, Howe & Co. LLC is 3 Columbus Circle, 26th Floor, New York, NY 10019.

(6)	Represents 1,180,500 shares subject to options held by ZoCo L.P. that are exercisable within 60 days of June 30, 2012, and 200,332 shares held by ZoCo L.P. ZoCo L.P. is a family limited liability partnership pursuant to which Mr. Zollars and his wife are general partners and Mr. Zollars’ children are limited partners.

(7)	Represents 183,474 shares held by the Lang Van Schaack Family Revocable Trust, and 138,648 shares subject to options held by Mr. Lang that are exercisable within 60 days of June 30, 2012.

(8)	Represents 126,461 shares subject to options held by Mr. Silver that are exercisable within 60 days of June 30, 2012 and 13,808 shares held by Mr. Silver. Of such shares subject to options, 50,000 were exercised after June 30, 2012. Effective as of August 29, 2011, Mr. Silver, our former Chief Financial Officer, commenced a medical leave, and on December 31, 2011, Mr. Silver’s employment with us terminated.

(9)	Represents 10,000 shares held by Mr. Zerella, and 201,500 shares subject to options held by Mr. Zerella that are exercisable within 60 days of June 30, 2012.

(10)	Represents 172,354 shares subject to options held by Mr. Flury that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 12,000 were exercised after June 30, 2012.

(11)	Represents 108,051 shares held by Ms. Perkins, and 75,386 shares subject to options held by Ms. Perkins that are exercisable within 60 days of June 30, 2012.

(12)	Represents 24,998 shares held by Mr. Hutchinson and 41,666 shares subject to options held by Mr. Hutchinson that are exercisable within 60 days of June 30, 2012. Mr. Hutchinson served as Interim Chief Financial Officer from August 29, 2011 to October 3, 2011.

(13)	Represents 2,992,783 shares held by entities affiliated with Venrock, 34,142 shares issuable upon the exercise of warrants held by entities affiliated with Venrock, and 44,802 shares subject to options held by entities affiliated with Venrock that are exercisable within 60 days of June 30, 2012 (see note 1). Mr. Ascher is a member of Venrock Management III, LLC and may be deemed to beneficially own all of the shares held by Venrock Associates III, L.P. Mr. Ascher disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of Mr. Ascher is c/o Venrock, 3340 Hillview Avenue, Palo Alto, California 94304.

(14)	Represents 33,333 shares held by the Grotting Family Trust DTD 02/04/2004 and 12,288 shares held by Mr. Grotting. 5,555 of such shares held by the Grotting Family Trust and 6,038 of such shares held by Mr. Grotting are subject to a right of repurchase in our favor upon Mr. Grotting's cessation of service prior to vesting.

(15)	Represents 41,371 shares held by Mr. Hillebrand. 11,593 of such shares are subject to our lapsing right of repurchase.

(16)	Represents 42,496 shares held by Mr. Janzen. 6,038 of such shares are subject to our lapsing right of repurchase.

(17)	Represents 6,038 shares held by Mr. McMullen that are subject to our lapsing right of repurchase and 33,333 shares subject to options held by Mr. McMullen that are exercisable within 60 days of June 30, 2012.

(18)	Represents 1,848,018 shares held by entities affiliated with GGV Capital, 16,472 shares issuable upon the exercise of warrants held by entities affiliated with GGV Capital, and 74,418 shares subject to options held by entities affiliated with GGV Capital that are exercisable within 60 days of June 30, 2012 (see note 4). Mr. Nada is a partner of GGV Capital and disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein. The address of Mr. Nada is 2494 Sand Hill Road, Suite 100 Menlo Park, California 94025.

(19)	Represents 50,614 shares issuable upon the exercise of warrants and 2,127,699 shares subject to options that are exercisable within 60 days of June 30, 2012 that are held by our directors and officers as a group, of which 52,985 of such shares are subject to our lapsing right of repurchase. These shares include those beneficially owned by Mr. Spitzen (see note 38).

(20)	Represents 1,028,458 shares held by Thomas Weisel Venture Partners, L.P. and 8,292 shares held by Thomas Weisel Venture Partners Employee Fund, L.P. Thomas Weisel Partners LLC is the General Partner of Thomas Weisel Venture Partners, L.P. and Thomas Weisel Capital Management LLC is the General Partner of Thomas Weisel Venture Partners Employee Fund, L.P. J. Robert Born is the Fund Manager for Thomas Weisel Venture Partners, L.P. and Michael Derrick is the Manager for Thomas Weisel Venture Partners Employee Fund, L.P. Thomas Weisel Venture Partners is an affiliate of a broker-dealer. At the time of issuance, each of the entities affiliated with Thomas Weisel Venture Partners represented to our company that it acquired the securities as an investment, purchased the shares to be sold in the ordinary course of business, and at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The address of Thomas Weisel Venture Partners is One Montgomery Street, Suite 3700, San Francisco, California 94104.

(21)	Motorola Solutions, Inc. has sole voting and dispositive power over the shares. Motorola’s board of directors has authorized its chief financial officer and such officer’s designees to vote and/or dispose the shares. The address of Motorola is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

(22)	Represents 365,891 shares held by Avalon Ventures VI, L.P. and 108,679 shares held by Avalon Ventures VI GP Fund LLC. Avalon Ventures VI GP, LLC is the General Partner of Avalon Ventures VI, L.P. and Avalon Ventures VI GP Fund LLC. Kevin J. Kinsella and Stephen Tomlin are Managers of Avalon Ventures VI GP, LLC and share voting and dispositive power over all such shares held by Avalon Ventures VI, L.P. and Avalon Ventures VI GP Fund LLC. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The address of Avalon Ventures is 1134 Kline Street, La Jolla, CA 92037.

(23)	Represents 345,278 shares held by Intel Capital (Cayman) Corporation and 4,118 shares issuable upon exercise of a warrant held by Intel Capital (Cayman) Corporation. Intel Capital (Cayman) Corporation is a wholly-owned subsidiary of Intel Corporation. Intel Capital (Cayman) Corporation shares voting and investment power over all shares with Intel Corporation. The address for Intel Capital (Cayman) Corporation is c/o Intel Corporation, 2200 Mission College Blvd., M/S RN6-59, Santa Clara, CA, 95054, Attn: Intel Capital Portfolio Manager.

(24)	Represents 170,320 shares held by Mr. Cruze, and 66,666 shares subject to options held by Mr. Cruze that are exercisable within 60 days of June 30, 2012.

(25)	Represents 128,052 shares held by Mr. Nielsen, and 27,630 shares subject to options held by Mr. Nielsen that are exercisable within 60 days of June 30, 2012.

(26)	Represents 82,779 shares subject to options held by Ms. Duffy that are exercisable within 60 days of June 30, 2012.

(27)	Shares held by the Kevin J. Kinsella Trust UA 11/02/94. The address of Mr. Kinsella is 1735 Castelanna Road, La Jolla, CA 92037.

(28)	The address for the Paul and Gillian Barsley Living Trust dated July 21, 2010 is 871 Moreno Ave., Palo Alto, CA 94303.

(29)	Represents 77,118 shares subject to options held by of DS Consulting Associates LLC that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 77,118 were exercised after June 30, 2012. David Strand is the managing members of DS Consulting Associates LLC and has sole voting and dispositive power with respect to the shares held by DS Consulting Associates LLC. The address for DS Consulting Associates LLC is 2250 Hyde Street, San Francisco, CA 94109.

(30)	Represents 132,006 shares held by Mr. Shostak, and 17,292 shares subject to options held by Mr. Shostak that are exercisable within 60 days of June 30, 2012. This number does not include any shares subject to the Put and Call Agreement (see notes 1, 2, 3 and 4).

(31)	Represents 56,306 shares held by Mr. Copas, and 22,541 shares subject to options held by Mr. Copas that are exercisable within 60 days of June 30, 2012.

(32)	Represents 56,306 shares held by Mr. Moffat, and 22,499 shares subject to options held by Mr. Moffat that are exercisable within 60 days of June 30, 2012.

(33)	Represents 49,999 shares held by James and Jana Blastos, Trustees, or their successors in trust, under the Blastos Living Trust, dated March 8th, 2004, and any amendments thereto, and 37,962 shares subject to options held by Mr. Blastos that are exercisable within 60 days of June 30, 2012.

(34)	Represents 17,831 shares held by Mr. Mirchandani, and 65,095 shares subject to options held by Mr. Mirchandani that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 12,862 were exercised after June 30, 2012.

(35)	Represents 66,666 shares subject to options held by the foundation that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 20,000 are the result of the net exercise of an option to purchase 32,892 shares after June 30, 2012. Entrepreneur’s Foundation, a non-profit corporation, is managed by Silicon Valley Community Foundation, a non-profit corporation. Vara Bennett, Mari Ellen Leigens, Don Aguilar, Sarah Valencia, Bert Feuss and John Stuckey share voting and dispositive power with respect to the shares held by Entrepreneur’s Foundation. The address of Entrepreneur’s Foundation is 2440 West El Camino Real, Suite 300, Mountain View, CA 94040.

(36)	Represents 55,080 shares held by Mr. Jain, and 41,479 shares subject to options held by Mr. Jain that are exercisable within 60 days of June 30, 2012.

(37)	Represents 17,497 shares subject to options held by Ms. McGoldrick that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 17,497 were exercised after June 30, 2012.

(38)	Represents 4,684 shares held by the Spitzen Children’s Trust dated 9/26/00, 37,845 shares held by Mr. Spitzen, and 34,001 shares subject to options held by Mr. Spitzen that are exercisable within 60 days of June 30, 2012. 17,723 of such shares held by Mr. Spitzen are subject to our lapsing right of repurchase.

(39)	Represents 33,333 shares held by Mr. Buckley, and 100,188 shares subject to options held by Mr. Buckley that are exercisable within 60 days of June 30, 2012.

(40)	Represents 12,832 shares held by Mr. Besaw, and 83 shares subject to options held by Mr. Besaw that are exercisable within 60 days of June 30, 2012. 174 of such shares are subject to our lapsing right of repurchase.

(41)	Represents 12,374 shares held by Ms. Golston, and 1,166 shares subject to options held by Ms. Golston that are exercisable within 60 days of June 30, 2012.

(42)	Represents 11,499 shares held by Mr. Newsom, and 3,482 shares subject to options held by Mr. Newsom that are exercisable within 60 days of June 30, 2012.

(43)	Represents 5,000 shares held by Ms. Petty, and 9,502 shares subject to options held by Ms. Petty that are exercisable within 60 days of June 30, 2012. Of such shares subject to options, 5,628 were exercised after June 30, 2012. 2,083 of such shares are subject to our lapsing right of repurchase.

(44)	Represents 14,999 shares held by Mr. Blair, and 1,616 shares subject to options held by Mr. Blair that are exercisable within 60 days of June 30, 2012.

(45)	Represents 8,000 shares held by Mr. Shively, and 3,283 shares subject to options held by Mr. Shively that are exercisable within 60 days of June 30, 2012.

(46)	Represents 12,124 shares held by Mr. Jackson, and 17,238 shares subject to options held by Mr. Jackson that are exercisable within 60 days of June 30, 2012. 2,272 of such shares are subject to our lapsing right of repurchase.

(47)	Represents 6,728 shares held by Ms. Bechtel, and 3,666 shares subject to options held by Ms. Bechtel that are exercisable within 60 days of June 30, 2012.

(48)	Represents 14,221 shares held by Mr. Overholt, and 25 shares subject to options held by Mr. Overholt that are exercisable within 60 days of June 30, 2012. 4,513 of such shares are subject to our lapsing right of repurchase.

(49)	Represents 11,998 shares held by Ms. Doughty, of which 2,778 of such shares are subject to our lapsing right of repurchase.

(50)	Represents 14,163 shares held by Mr. Pramanik, and 8,651 shares subject to options held by Mr. Pramanik that are exercisable within 60 days of June 30, 2012.

(51)	Represents shares held by 39 selling stockholders not listed above who, as a group, owned less than 1% of the outstanding common stock prior to this offering. Of these selling stockholders, 33 are current or former (within the past three years) employees of Vocera Communications, Inc.

(52)	Represents the net exercise of 74,472 shares subject to options held by Ms. Duffy.

(53)	Represents the net exercise of 7,578 shares subject to options held by Ms. Duffy, assuming a closing stock price of $28.89, which was the closing stock price of our common stock as reported on the NYSE on September 6, 2012.

Description of capital stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0003 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0003 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common stock

As of June 30, 2012, there were 22,138,561 shares of our common stock outstanding, held by 286 stockholders of record, and no shares of our preferred stock outstanding. Immediately after the closing of this offering, there will be 23,369,319 shares of our common stock outstanding.

Dividend rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting rights.    Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

No preemptive or similar rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully paid and non-assessable.    All of our outstanding shares of common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2012, we had outstanding options to purchase 3,921,892 shares of our common stock under our 2000 Stock Option Plan, 2006 Stock Option Plan, 2012 Equity Incentive Plan, one non-plan stock option agreements with DS Consulting, as described below, and two other non-plan stock option agreements.

As of June 30, 2012, we had two options to purchase an aggregate of up to 77,118 shares of our common stock with an exercise price of $2.22 per share outstanding. The options were issued in connection with our purchase of certain business assets from DS Consulting. The options vested in accordance with the achievement of annual revenue targets for the purchased business assets. One option vested on March 1, 2011 as to 35,452 shares. The second option vested on March 1, 2012 as to 41,666 shares.

Warrants

As of June 30, 2012, we had 13 warrants to purchase an aggregate of 114,516 shares of our common stock with an exercise price of $6.61 per share outstanding. Each of these warrants has a net exercise provision under which the holder, in lieu of payment of the exercise price in cash, can surrender the warrant and receive a net number of shares of common stock based on the market price of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, these warrants will expire on October 19, 2015 and an “easy sale” exercise provision under which the holder can irrevocably elect to exercise the warrant and to sell at least that number of shares of the stock issued upon exercise of the warrant to immediately pay the aggregate exercise price and forward such aggregate exercise price to us.

Registration rights

Pursuant to the terms of our amended and restated investor rights agreement, the holders of approximately 12,100,757 shares of our common stock outstanding as of June 30, 2012 or subject to warrants outstanding as of June 30, 2012 are entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand registration rights.    At any time following June 25, 2012, the holders of at least 30% of the then-outstanding shares having registration rights can request that we file a registration statement covering at least 30% of the registrable securities or with an anticipated aggregate offering price of at least $7.5 million. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be detrimental to us.

Piggyback registration rights.    If we register any of our securities for public sale other than pursuant to a demand registration, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a registration relating to a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities requested to be included by each holder. However, except in limited circumstances, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Form S-3 registration rights.    The holders of at least 20% of the then-outstanding shares with registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. The stockholders may only require us to file one registration statement on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Expenses of registration rights.    We will pay all expenses incurred in connection with the registrations described above.

Expiration of registration rights.    The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of March 28, 2019 or when such holder holds less than 1% of our outstanding stock and such holder can sell all of its registrable securities in any three-month period without registration under Rule 144 of the Securities Act.

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware law.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Restated certificate of incorporation and restated bylaw provisions.    Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of directors vacancies.    Our restated certificate of incorporation and restated bylaws authorize generally only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified board.    Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder action.    Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance notice requirements for stockholder proposals and director nominations.    Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of undesignated preferred stock.    Our restated certificate of incorporation provides our board of directors with the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Limitations of liability and indemnification

See “Executive Compensation—Limited liability and indemnification of directors and officers.”

New York Stock Exchange listing

Our common stock is listed on the New York Stock Exchange under the symbol “VCRA.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Shares eligible for future sale

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the perception that these sales could occur in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Immediately after the closing of this offering, based on the number of shares outstanding as of June 30, 2012, we will have 23,369,319 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, and no exercise of outstanding options or warrants prior to the closing of this offering, except for 161,336 shares issued upon the exercise of stock options after June 30, 2012 that will be sold in this offering by certain selling stockholders and 69,422 shares that will be issued and sold in this offering by a selling stockholder upon the net exercise of stock options. All of the 4,825,000 shares of common stock sold in this offering, and the 6,727,500 shares of common stock sold in our initial public offering, will be freely tradable, except that any shares held or purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining outstanding shares of our common stock as of June 30, 2012 will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, these shares are subject to market standoff agreements between us and our stockholders and the lock-up agreements described below. Subject to the provisions of Rule 144 or Rule 701, these shares will be available for sale in the public market as follows:

•

1,578,783 shares will become eligible for sale in the public market upon the expiration of the lock-up and/or market standoff agreements entered into prior to our initial public offering, which expire on September 23, 2012

•	10,115,924 shares will be eligible for sale in the public market 60 days after the date of this prospectus upon the expiration of the lock-up agreements entered into in connection with this offering

•

143,487 shares will be eligible for sale in the public market at various times following 60 days after the date of this prospectus in accordance with Rule 144 and/or upon the vesting of certain shares and the release of our right of repurchase

Lock-up agreements

In connection with our initial public offering, all of our directors and officers and the holders of substantially all our equity securities entered into and are subject to lock-up agreements or market standoff provisions that, subject to exceptions described under “Underwriting,” prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant through September 23, 2012, without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co.

In addition, following this offering, the holders of approximately 10,179,582 shares of our outstanding common stock, including all of our directors, officers, selling stockholders and certain other stockholders, are subject to lock-up agreements with the underwriters of this offering, which agreements, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant, directly or indirectly, or any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co. for a period of 60 days after the date of this prospectus. These new lock-up agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 233,693 shares immediately after this offering, based on the number of shares of common stock outstanding as of June 30, 2012, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. However, substantially all Rule 701 shares are subject to market standoff agreements or lock-up agreements as described above and under the section titled “Underwriting” and will become eligible for sale at the expiration of those agreements.

Stock options

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our equity incentive plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public market, subject to vesting restrictions and the lock-up restrictions and market stand-off agreements described above. However, resales of the shares registered on the Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock up agreements and market standoff agreements to which they are subject. For a more complete discussion of our equity incentive plans, see “Executive compensation—Employee benefit plans”.

Registration rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of capital stock—Registration rights.”

Material U.S. federal tax

consequences to non-U.S. holders

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed at any time, possibly retroactively, or the Internal Revenue Service, the IRS, might interpret the existing authorities differently, so as to result in U.S. federal income or estate tax consequences different from those set forth below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and, except to the limited extent below, estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions

•	real estate investment trusts or regulated investment companies

•	partnerships or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities)

•	certain former citizens or long-term residents of the United States

•	a “controlled foreign corporation” or “passive foreign investment company”

•	a corporation that accumulates earnings to avoid U.S. federal income tax

•	persons subject to the alternative minimum tax

•	tax-exempt organizations or tax-qualified retirement plans

•	dealers in securities or currencies

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below)

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction

•	persons whose functional currency is other than the U.S. dollar

•	persons who acquired our common stock as compensation for services

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes)

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

The following discussion is for information purposes only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a holder of our common stock, other than a partnership, that is none of the following:

•	an individual citizen or resident of the United States

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia

•	an estate whose income is subject to U.S. federal income tax regardless of its source

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has a valid election in effect to be treated as a U.S. person

An individual other than a U.S. citizen may be a resident of the United States by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Non-citizen U.S. residents are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of ownership and disposition of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock taxed in the same manner as described in the section titled “Material U.S. federal income tax consequences to non-U.S. holders—Gain on disposition of common stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S., and your country of residence. In order to receive a reduced treaty rate, you must provide us or our paying agent with an IRS Form W-8BEN or suitable substitute properly certifying qualification for the reduced rate. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries, of your status as a non-U.S. holder and whether you qualify for a reduced withholding tax rate under an income tax treaty. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the United States and your country of residence applies, attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States) and are includible in your gross income in the taxable year received are exempt from U.S. withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or suitable substitute properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on disposition of common stock

Subject to the discussion below regarding legislative withholding developments, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the United States and your country of residence applies, the gain is attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base regularly available to you in the United States)

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock

In general, we would be a USRPHC if interests in United States real estate comprised at least half of the value of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the period described above. If we are a USRPHC and your ownership of our common stock exceeds 5% during the period described above, you will be taxed on a disposition of our common stock generally in the manner applicable to U.S. persons and in addition, the purchaser of your common stock may be required to withhold a tax equal to 10% of the amount realized on the sale. You should consult your tax advisor regarding the application of the USRPHC rules discussed above to a disposition by you of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax or such reduced rate as may be specified by an applicable income tax treaty on the amount by which your U.S.-source gains from the sale or exchange of capital assets exceed your U.S.-source losses from the sale or exchange of capital assets for the year. You should consult your own tax advisor regarding any applicable tax treaties between the United States and your country of residence that may provide for different rules.

Federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock is considered property with a U.S. situs, and thus any such common stock held (or treated as such) by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and such holder’s country of residence provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other applicable form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•

If the proceeds are paid to or through the U.S. office of a broker (U.S. or non-U.S.), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption

•	if the proceeds are paid to or through a non-U.S. office of a broker they will generally not be subject to backup withholding or information reporting, except as noted below

•

if the proceeds are paid to or through a non-U.S. office of a broker that is (1) a U.S. person, (including a foreign branch or office of such person), (2) a “controlled foreign corporation” for U.S. federal income tax purposes, (3) a non-U.S. person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business or (4) a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislative developments affecting the taxation of our common stock held by or through foreign entities

Legislation enacted in 2010 and related administrative guidance will generally impose withholding tax at a rate of 30% on payments to certain foreign entities of dividends on, and gross proceeds from the disposition of, stock in U.S. corporations, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those foreign entities) have been satisfied. These withholding requirements are expected to be phased in for dividend payments made on or after January 1,

2014, and for payments of gross proceeds from the disposition of stock in U.S. corporations made on or after January 1, 2015. Prospective investors are encouraged to consult with their own tax advisor regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	2,050,625
Piper Jaffray & Co.	1,688,750
William Blair & Company, L.L.C.	603,125
Robert W. Baird & Co. Incorporated	482,500

Total	4,825,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.906 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to purchase up to 723,750 additional shares of common stock from us and the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are $1.509 per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us		Paid by selling stockholders		Total
	Without option exercise	With option exercise	Without option exercise	With option exercise	Without option exercise	With option exercise
Per Share	$1.509	$1.509	$1.509	$1.509	$1.509	$1.509
Total	$1,509,000	$2,018,288	$5,771,925	$6,354,776	$7,280,925	$8,373,064

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $800,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co., for a period of 60 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last three days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above will continue to apply until the expiration of the three-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. This provision for an extension of the 60-day restricted period will cease to apply if regulations limiting the ability of certain analysts to publish or distribute research reports proximate to the end of lock-up periods in connection with securities offerings are no longer applicable.

Our directors, executive officers, selling stockholders and certain other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions (including an exception with respect to shares sold by selling stockholders in this offering), for a period of 60 days after the date of this prospectus, may not, without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co. on behalf of the underwriters, (1) offer, pledge, days after the date of this prospectus, may not, without the prior written consent of each of J.P. Morgan Securities LLC and Piper Jaffray & Co. on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last three days of the 60-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day period, the restrictions described above will continue to apply until the expiration of the three-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. This provision for an extension of the 60-day restricted period will cease to apply if regulations limiting the ability of certain analysts to publish or distribute research reports proximate to the end of lock-up periods in connection with securities offerings are no longer applicable.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “VCRA.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans. All of the underwriters in this offering were underwriters in our initial public offering.

Selling restrictions

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the joint book-running managers for any such offer

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Legal matters

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Cooley LLP, Palo Alto, California, will act as counsel to the underwriters.

Experts

The consolidated financial statements of Vocera Communications, Inc. as of December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the OptiVox product line of The White Stone Group, Inc. as of December 31, 2009 and October 7, 2010, and for year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010, included in this prospectus have been so included in reliance on the report of Pershing Yoakley & Associates, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are also subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at

http://www.vocera.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

Report of independent registered public accounting firm

To The Board of Directors and Stockholders

of Vocera Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Vocera Communications, Inc. and its subsidiaries at December 31, 2010 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

February 24, 2012, except for subsequent events and the effects of the reverse stock split described in Note 16 and

Note 17, respectively, as to which the date is March 26, 2012

Vocera Communications, Inc. consolidated balance sheets

	December 31,		June 30,
(in thousands, except share and per share amounts)	2010	2011	2012

			(unaudited)

Assets

Current assets
Cash and cash equivalents	$8,642	$14,898	$20,117
Short-term investments	—	—	59,724
Accounts receivable (net of allowance for doubtful accounts of $10, $0 and $0 (unaudited), respectively)	9,102	15,782	17,922
Other receivables	791	865	1,456
Inventories	2,823	3,363	2,932
Restricted cash	241	303	303
Prepaid expenses and other current assets	1,220	2,851	1,984

Total current assets	22,819	38,062	104,438
Property and equipment, net	1,307	2,701	2,694
Other long-term assets	85	339	1,208
Intangible assets, net	4,147	3,141	2,705
Goodwill	5,575	5,575	5,575

Total assets	$33,933	$49,818	$116,620

Liabilities, convertible preferred stock and stockholders' equity (deficit)

Current liabilities
Accounts payable	$1,103	$4,087	$2,125
Product warranty	605	983	776
Accrued payroll and other accruals	7,017	10,143	9,101
Deferred revenue, current	13,920	18,220	19,408
Borrowings, current	1,405	6,500	—

Total current liabilities	24,050	39,933	31,410
Deferred revenue, long-term	2,272	4,273	5,584
Borrowings, long-term	4,000	1,833	—
Other long-term liabilities	1,217	165	164

Total liabilities	31,539	46,204	37,158

Commitments (Note 11)
Convertible preferred stock; $0.0003 par value—26,013,736, 26,013,736 and zero authorized shares at December 31, 2010 and 2011, and June 30, 2012 (unaudited), respectively; 12,154,496 and 12,171,980 total issued and outstanding shares at December 31, 2010, and December 31, 2011, and zero at June 30, 2012 (unaudited) respectively; (Total liquidation preference $53,553 at December 31, 2011)	52,758	53,013	—

Stockholders equity (deficit)
Preferred Stock; $0.0003 par value—zero, zero and 5,000,000 shares authorized at December 31, 2010 and 2011, and June 30, 2012 (unaudited) and zero shares issued and outstanding	—	—	—
Common stock, $0.0003 par value—30,423,297 authorized shares, 2,777,094 and 3,780,490 issued and outstanding shares at December 31, 2010 and December 31, 2011, respectively; 100,000,000 authorized shares, 22,138,561 issued and outstanding at June 30, 2012 (unaudited)	1	1	7
Additional paid-in capital	4,017	7,461	136,162
Accumulated other comprehensive loss	—	—	(191)
Accumulated deficit	(54,382)	(56,861)	(56,516)

Total stockholders’ equity (deficit)	(50,364)	(49,399)	79,462

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$33,933	$49,818	$116,620

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of operations

	Years ended December 31,			Six months ended June 30,
(in thousands, except per share amounts)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Revenue
Product	$25,985	$35,516	$50,322	$23,561	$30,792
Service	15,154	21,287	29,181	13,835	17,205

Total revenue	41,139	56,803	79,503	37,396	47,997

Cost of revenue
Product	11,546	12,222	17,465	7,678	10,901
Service	4,320	8,953	14,042	6,708	7,391

Total cost of revenue	15,866	21,175	31,507	14,386	18,292

Gross profit	25,273	35,628	47,996	23,010	29,705

Operating expenses
Research and development	5,992	6,698	9,335	4,591	5,205
Sales and marketing	16,468	20,953	28,151	13,175	15,532
General and administrative	3,489	6,723	11,316	5,081	6,704

Total operating expenses	25,949	34,374	48,802	22,847	27,441

Income (loss) from operations	(676)	1,254	(806)	163	2,264
Interest income	52	33	17	8	26
Interest expense	(141)	(77)	(332)	(122)	(74)
Other income (expense), net	(227)	(367)	(1,073)	(1,217)	(1,492)

Income (loss) before income taxes	(992)	843	(2,194)	(1,168)	724
Benefit from (provision for) income taxes	—	367	(285)	(174)	(379)

Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345

Net income (loss) per common share
Basic and diluted	$(0.49)	$0.00	$(0.74)	$(0.42)	$(0.00)

Weighted average shares used to compute net income (loss) per common share
Basic	2,039	2,223	3,370	3,164	12,700

Diluted	2,039	2,846	3,370	3,164	15,421

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of comprehensive income

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345
Other comprehensive loss, net:
Change in unrealized loss on investments, net	—	—	—	—	(191)

Comprehensive income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$154

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc. consolidated statements of preferred stock and stockholders’ deficit

	Convertible preferred stock
(in thousands, except share and per share amounts)	Series A		Series B		Series C		Series D		Series E		Series F		Common stock		Additional paid-in capital	Accumulated other compre- hensive loss	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2008	510,351	$1,014	896,464	$7,043	4,210,519	$11,905	3,413,044	$11,036	1,361,279	$8,770	1,762,839	$12,990	2,031,147	$1	$1,698	—	$(54,600)	$(52,901)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	25,072	—	26	—	—	26
Repurchase of unvested common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	492	—	—	492
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(992)	(992)

Balance at December 31, 2009	510,351	$1,014	896,464	$7,043	4,210,519	$11,905	3,413,044	$11,036	1,361,279	$8,770	1,762,839	$12,990	2,056,219	$1	$2,219	—	$(55,592)	$(53,372)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	324,946	—	357	—	—	357
Non-employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	507	—	—	507
Stock options issued with acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	54	—	—	54
Common stock issued in conjunction with business acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	395,929	—	879	—	—	879
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,210	1,210

Balance at December 31, 2010	510,351	$1,014	896,464	$7,043	4,210,519	$11,905	3,413,044	$11,036	1,361,279	$8,770	1,762,839	$12,990	2,777,094	$1	$4,017	—	$(54,382)	$(50,364)

Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	1,005,366	—	1,224	—	—	1,224
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	217	—	—	217
Exercise of preferred stock warrant	—	—	—	—	—	—	17,171	253	313	2	—	—	—	—	—	—	—	—
Non-employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	457	—	—	457
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,001	—	—	1,001
ExperiaHealth performance awards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	549	—	—	549
Repurchase of early exercised options	—	—	—	—	—	—	—	—	—	—	—	—	(1,970)	—	(4)	—	—	(4)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,479)	(2,479)

Balance at December 31, 2011	510,351	$1,014	896,464	$7,043	4,210,519	$11,905	3,430,215	$11,289	1,361,592	$8,772	1,762,839	$12,990	3,780,490	$1	$7,461	—	$(56,861)	$(49,399)

Vocera Communications, Inc. consolidated statements of preferred stock and stockholders’ deficit (continued)

	Convertible preferred stock
(in thousands, except share and per share amounts)	Series A		Series B		Series C		Series D		Series E		Series F		Common stock		Additional paid-in capital	Accumulated other compre- hensive loss	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2011 (brought forward)	510,351	$1,014	896,464	$7,043	4,210,519	$11,905	3,430,215	$11,289	1,361,592	$8,772	1,762,839	$12,990	3,780,490	$1	$7,461	—	$(56,861)	$(49,399)
Exercise of preferred stock warrants	—	—	—	—	20,186	323	—	—	1,147	20	—	—	—	—	—	—	—	—
Conversion of preferred stock to common stock	(510,351)	(1,014)	(896,464)	(7,043)	(4,230,705)	(12,228)	(3,430,215)	(11,289)	(1,362,739)	(8,792)	(1,762,839)	(12,990)	12,937,750	4	53,352	—	—	53,356
Issuance of common stock upon initial public offering	—	—	—	—	—	—	—	—	—	—	—	—	5,000,000	2	70,484	—	—	70,486
Reclassification of preferred stock warrant liability into additional paid-in capital upon initial public offering	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,141	—	—	3,141
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	346,176	—	246	—	—	246
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	205	—	—	205
Cashless exercise of common stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	51,308	—	—	—	—	—
Issuance of restricted stock awards	—	—	—	—	—	—	—	—	—	—	—	—	24,152	—	—	—	—	—
Non-employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	29	—	—	29
Employee stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,250	—	—	1,250
Repurchase of early exercised options	—	—	—	—	—	—	—	—	—	—	—	—	(1,315)	—	(6)	—	—	(6)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	345	345
Change in unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(191)	—	(191)

Balance at June 30, 2012 (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	22,138,561	$7	$136,162	$(191)	$(56,516)	$79,462

The accompanying notes are an integral part of these financial statements

Vocera Communications, Inc. consolidated statements of cash flows

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Cash flows from operating activities
Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	754	732	1,004	309	842
Amortization of purchased intangibles	—	223	1,006	502	436
Non-cash interest income	—			—	(12)
Gain (loss) on disposal of assets	(9)	—	—	—	3
Bad debt expense	52	10	(10)	43	—
Inventory provision	—	—	563	18	141
Stock-based compensation expense	492	507	1,001	367	1,250
Non-employee stock-based compensation expense	—	1	457	11	29
Change in fair value of warrant liability	235	325	981	1,201	1,631
Change in fair value of option liability	—	99	450	437	—
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	1,043	(1,571)	(6,670)	(6,039)	(2,142)
Other receivables	115	(227)	(74)	(184)	(591)
Inventories	794	(1,672)	(1,103)	121	290
Prepaid expenses and other current assets	(22)	(495)	(9)	(1,143)	(675)
Other long term assets	—	13	(254)	—	(871)
Accounts payable	(1,566)	(114)	2,969	(311)	(2,030)
Accrued liabilities	498	2,829	873	1,753	827
Warranty reserve	(280)	33	378	119	(207)
Other long-term liabilities	—	(432)	128	18	—
Deferred revenue	1,883	3,311	6,301	2,874	2,499

Net cash provided by operating activities	2,997	4,782	5,512	(1,246)	1,765

Cash flows from investing activities
Purchase of property and equipment	(211)	(672)	(2,392)	(920)	(909)
Proceeds from disposal of fixed assets	9	—	—	—	—
Business acquisitions, net of cash acquired	—	(8,776)	—	—	—
Purchase of short-term investments	—	—	—	—	(59,903)
Changes in restricted cash	(200)	(1)	(62)	—	—
Long-term deposits	(1)	—	—	—	—

Net cash used in investing activities	(403)	(9,449)	(2,454)	(920)	(60,812)

Cash flows from financing activities
Borrowings	2,000	5,003	4,500	4,500	—
Principal payments on long-term borrowings	(1,884)	(1,866)	(1,572)	(571)	(8,333)
Proceeds from initial public offering, net of offering costs	—	—	—	—	72,221
Payment for repurchase of common stock	—	—	(4)	—	(6)
Proceeds from exercise of stock options	28	1,241	1,811	1,810	384
Proceeds from exercise of preferred stock warrants	—	—	2	2	—
Payments of costs related to the initial public offering	—	—	(1,539)	(382)	—

Net cash provided by financing activities	144	4,378	3,198	5,359	64,266

Net increase (decrease) in cash and cash equivalents	2,738	(289)	6,256	3,193	5,219
Cash and cash equivalents at beginning of period	6,193	8,931	8,642	8,642	14,898

Cash and cash equivalents at end of period	$8,931	$8,642	$14,898	$11,835	$20,117

Supplemental cash flow information
Cash paid for interest	$143	$71	$314	$126	$91

Supplemental disclosure of non-cash investing and financing activities
Issuance of stock and stock options in business acquisitions	—	879	—	—	—
Costs related to the initial public offering in accounts payable and accrued liabilities	—	—	86	382	202
Property and equipment in accounts payable and accrued liabilities	—	—	165	450	109

The accompanying notes are an integral part of these financial statements.

Vocera Communications, Inc.

Notes to consolidated financial statements

1. The company

Background

Vocera Communications, Inc. (“Vocera” or the “Company”) is a provider of mobile communication solutions focused on addressing critical communication challenges facing hospitals today. Vocera helps its customers improve patient safety and satisfaction, and increase hospital efficiency and productivity through its Voice Communication, Secure Messaging, and Care Transition solutions. The Voice Communication solution, which includes a lightweight, wearable, voice-controlled communication badge and a software platform, enables users to connect instantly with other hospital staff simply by saying the name, function or group name of the desired recipient. The Secure Messaging solution securely delivers text messages and alerts directly to and from smartphones, replacing legacy pagers. The Care Transition solution is a hosted voice and text based software application that captures, manages and monitors patient information when responsibility for the patient is transferred or “handed-off” from one caregiver to another, or when the patient is discharged from the hospital. These three solutions are complemented by our ExperiaHealth business, which is focused on improving patient experience.

Vocera was incorporated in Delaware on February 16, 2000. Vocera formed wholly owned subsidiaries Vocera Communications UK Ltd and Vocera Communications Australia Pty Ltd. in 2005, and Vocera Hand-Off, Inc., Vocera Canada, Ltd. and ExperiaHealth, Inc. in 2010.

The Company completed its initial public offering ("IPO") of common stock on April 2, 2012 in accordance with the Securities Act of 1933, as amended (the “Securities Act”). The Company sold 5,000,000 shares and certain of its stockholders sold 1,727,500 shares, including 877,500 shares for the underwriters' over-allotment option, through a firm commitment underwritten, public offering. The shares were sold at the initial public offering price of $16.00 per share for aggregate gross offering proceeds of $80.0 million to the Company and $27.6 million to the selling stockholders.

Since the Company’s inception, it has incurred significant losses and, as of June 30, 2012 (unaudited), it had an accumulated deficit of $56.5 million. The Company has funded its operations primarily with customer payments for its products and services, proceeds from the issuances of convertible preferred stock, proceeds from the issuance of common stock in connection with its IPO, borrowings under its term loan facility and the utilization of its line of credit. From inception, the Company has sold an aggregate of $52.8 million of its convertible preferred stock net of issuance costs. As of June 30, 2012 (unaudited), the Company had cash, cash equivalents and short-term investments of $79.8 million.

The Company believes that its existing sources of liquidity will satisfy its working capital and capital requirements for at least the next 12 months. Failure to generate sufficient revenue, achieve planned gross margins, or control operating costs may require the Company to raise additional capital through equity or debt financing. Such additional financing may not be available on acceptable terms, or at all, and could require the Company to modify, delay or abandon some of its planned future expansion or expenditures or reduce some of its ongoing operating costs, which could harm its business, operating results, financial condition and ability to achieve its intended business objectives. If the Company raises additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, its existing stockholders could suffer significant dilution in their percentage ownership of the Company and any new securities it issues could have rights, preferences and privileges senior to those of holders of its common stock.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of Vocera and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation. The accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Certain prior period amounts have been reclassified to be consistent with current period presentation.

Unaudited interim financial information

The accompanying balance sheet as of June 30, 2012 and the statements of operations and of cash flows for the six months ended June 30, 2011 and 2012 and the statement of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2011 and June 30, 2012, and results of operations and cash flows for the six months ended June 30, 2011 and 2012. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results of the six months ended June 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period or for any future year.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. The estimates include, but are not limited to, revenue recognition, useful lives assigned to long-lived assets, warranty reserves, inventory reserves, the valuation of common and preferred stock and related warrants and options, stock-based compensation expense, provisions for income taxes and contingencies. Actual results could differ from these estimates, and such differences could be material to the Company’s financial position and results of operations.

Principles of consolidation.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash, cash equivalents and short-term investments

The Company’s cash equivalents and short-term investments consist of commercial paper, corporate debt securities and U.S. agency notes. These investments are classified as available-for-sale securities and are carried at fair value with the unrealized gains and losses reported as a component of stockholders’ equity. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the available-for-sale designations as of each balance sheet date. The Company classifies its investments as either short-term or long-term based on each instrument’s underlying contractual maturity date. Investments with maturities of less than 12 months are classified as short-term and those with maturities greater than 12 months are classified as long-term. Investments with an original maturity of three months or less at the time of purchase are classified as cash equivalents.

Restricted cash

Cash classified as restricted on the balance sheet at December 31, 2010 and 2011 and June 30, 2012 (unaudited), includes $0.2 million, $0.3 million and $0.3 million, respectively, the majority of which is security for a corporate travel card facility and credit card processing services. All restricted cash is current based upon the terms of the restriction on the credit card facilities.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The Company has not experienced significant credit losses from its accounts receivable. The Company performs a regular review of its customers’ payment histories and associated credit risks as it does not require collateral from its customers.

The following table presents the changes in the allowance for doubtful accounts:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2012

				(unaudited)
Allowance—beginning of period	$(5)	$—	$(10)	$—
Provisions for bad debts	(52)	(10)	—	—
Write-off, net of recoveries and other	57	—	10	—

Allowance—end of period	$—	$(10)	$—	$—

Inventories

Inventories are valued at the lower of standard cost (which approximates computation actual cost on a first-in, first-out basis) or market (net realizable value or replacement cost). The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions.

Fair value of financial instruments

The carrying values of the Company’s cash and cash equivalents approximate their fair value due to their short-term nature. As a basis for determining the fair value of its assets and liabilities, the Company established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value as measured on a recurring basis.

The Company's cash and money market funds, which include bank deposits, are classified within Level 1 of the fair value hierarchy because they are valued using bank balances or quoted market prices. The Company’s other cash equivalents and short-term investments are classified as Level 1 within the fair value hierarchy because they are valued using direct observations of quoted prices in active markets. The contractual maturities of the available-for-sale securities are less than twelve months; for the available-for-sale securities classified as cash equivalents, the contractual maturities are less than ninety days.

The Company’s preferred stock warrants were categorized as Level 3 because they were valued based on unobservable inputs and management’s judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. These assumptions are inherently subjective and involve significant management judgment.

As of December 31, 2010 and 2011, and June 30, 2012 (unaudited), the fair value hierarchy for the Company’s financial assets and liabilities that are carried at fair value are as follows:

	December 31, 2010				December 31, 2011				June 30, 2012 (unaudited)
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Money market funds	$—	$—	$—	$—	$—	$—	$—	$—	$7,501	$—	$—	$7,501
Certificates of deposits		—	—	—	—	—	—	—	995	—	—	995
Commercial paper	—	—	—	—	—	—	—	—	53,734	—	—	53,734
U.S. government and agency securities	—	—	—	—	—	—	—	—	9,991	—	—	9,991

Total assets measured at fair value	$—	$—	$—	$—	$—	$—	$—	$—	$72,221	$—	$—	$72,221

Liabilities
Convertible preferred stock warrants	$—	$—	$1,127	$1,127	$—	$—	$1,853	$1,853	$—	$—	$—	$—

Total liabilities measured at fair value	$—	$—	$1,127	$1,127	$—	$—	$1,853	$1,853	$—	$—	$—	$—

The Company performed a fair value assessment of the preferred stock warrant inputs at the end of each reporting period. The fair value of the preferred stock warrant liability was estimated using an option pricing model that takes into account the contract terms as well as multiple inputs such as the Company's stock price, risk-free interest rates and expected volatility that the Company could not corroborate with market data. These warrants to purchase preferred stock were converted into warrants to purchase shares of common stock at the applicable conversion rate for the related common stock upon the closing of the Company's IPO on April 2, 2012. The warrants were revalued upon the closing of the IPO, and as such, as of June 30, 2012 (unaudited), the convertible preferred stock warrant liability is zero. For the six months ended June 30, 2012 (unaudited), the Company used a stock price of $16.00–$23.40, risk-free interest rates of 0.07%–0.66%, and expected volatility of 45%–50%. For the year ended December 31, 2011 the Company used a stock price of $13.32–$14.16, risk-free interest rates of 0.10%–6.0%, and expected volatility of 45%–50%. Any change in fair value is recognized as a component of other income (expense), net, in the consolidated statements of operations.

The changes in the fair value of the convertible preferred stock warrant liability is as follows:

	Years ended December 31,		Six months ended June 30,
(in thousands)	2010	2011	2012

			(unaudited)
Fair value at beginning of period	$802	$1,127	$1,853
Change in fair value	325	981	1,631
Exercise of convertible preferred stock warrants	—	(255)	(343)
Conversion of preferred stock warrants to common stock warrants	—	—	(3,141)

Fair value at end of period	$1,127	$1,853	$—

The estimated fair value of our current and long-term borrowings based on a market approach was approximately $8.3 million as of December 31, 2011 and represented a Level 2 valuation. The Company did not have any current or long-term borrowings as of June 30, 2012 (unaudited). When determining the estimated fair value of our debt, we used a commonly accepted valuation methodology and market-based risk measurements, such as credit risk.

Concentration of credit risk and other risks and uncertainties

Financial instruments that subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with high quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, that minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents. Marketable securities are stated at their estimated fair value, based on quoted market prices for the same instruments. The counterparties to the agreements relating to the Company’s investment securities consist of major corporations, financial institutions and government agencies of high credit standing.

The primary hardware component of the Company’s products is currently manufactured by a third-party contractor in Mexico. A significant disruption in the operations of this contractor may impact the production of the Company’s products for a substantial period of time, which could harm the Company’s business, financial condition and results of operations.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company’s customer base and geographic sales areas. At December 31, 2010 and 2011 and for the six months ended June 30, 2012 (unaudited), no customer accounted for 10% or more of accounts receivable. For the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 (unaudited), no customer represented 10% or more of revenue.

Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful economic lives of the assets. All assets have useful economic lives of three years except for leasehold improvements, which are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs which are not considered improvements and do not extend the useful life of the assets are charged to operations as incurred.

Goodwill and intangible assets

The Company allocates the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that the Company has made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates. If such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. No impairment was recorded in 2010, 2011 or during the six months ended June 30, 2012 (unaudited). As of June 30, 2012 (unaudited), no changes in circumstances indicate that goodwill carrying values may not be recoverable. Application of the goodwill impairment test requires judgment. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and the buying habits of our customers along with changes in the costs to provide our products and services. The Company has identified two operating segments (Product and Service) which management also considers to be reporting units.

Intangible assets

In connection with the acquisitions made in 2010, the Company recorded intangible assets. The Company applied an income approach to determine the values of these intangible assets; the income approach measures the value of an asset based on the future cash flows it is expected to generate over its remaining life. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. In applying the income approach, the Company used both the discounted cash flow and profit allocation methods.

Intangible assets are amortized over their estimated useful lives. Upon completion of development, acquired in-process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. Finite-lived intangible assets consist of customer contracts, trademarks, and non-compete agreements. The Company evaluates intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment of intangible assets was recorded in 2010, 2011 or during the six months ended June 30, 2012 (unaudited).

Significant judgments required in assessing the impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

Impairment of long-lived assets

The Company periodically reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. Fair value is estimated based on discounted future cash flows. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to its estimated fair values. To date, the Company has not recorded any impairment charges.

Convertible preferred stock warrants

Prior to the Company’s IPO, the warrants that were related to the Company’s convertible preferred stock were classified as liabilities on the Company’s consolidated balance sheet. The warrants were subject to reassessment at each balance sheet date, and any change in fair value was recognized as a component of other income (expense), net. The Company adjusted the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event. The warrants to purchase preferred stock were converted into warrants to purchase shares of common stock at the applicable conversion rate for the related common stock upon the closing of the Company’s IPO on April 2, 2012. The warrants were revalued and converted upon the closing of the IPO and as such, as of June 30, 2012 (unaudited) the convertible preferred stock liability is zero.

Revenue recognition

The Company derives revenue from the sales of communication badges, smartphones, perpetual software licenses for software that is essential to the functionality of the communication badges, software maintenance, extended warranty and professional services. The Company also derives revenue from the sale of licenses for software that is not essential to the functionality of the communication badges.

Revenue is recognized when

•	there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party

•	delivery has occurred or services have been rendered

•	the price is fixed or determinable after evaluating the risk of concession

•	collectability is probable and/or reasonably assured based on customer creditworthiness and past history of collection

A typical sales arrangement involves multiple elements, such as sales of communication badges, perpetual software licenses, professional services and maintenance services which entitle customers to unspecified upgrades, bug fixes, patch releases and telephone support. Revenue from the sale of communication badges and perpetual software licenses is recognized upon shipment or delivery at the customers’ premises as the contractual provisions governing sales of these products do not include any provisions regarding acceptance, performance or general right of return or cancellation or termination provisions adversely affecting revenue recognition. Revenue from the sale of maintenance services on software licenses is recognized over the period during which the services are provided, which is generally one year. Revenue from professional services is recognized either on a time and materials basis as the services are provided or on a fixed fee basis based on milestones, both of which generally take place over a period of two to twelve weeks.

For contracts that were signed prior to January 1, 2010 and were not materially modified after that date, the Company recognizes revenue on such arrangements in accordance with the discussion under the authoritative guidance for Software Revenue Recognition, for all elements under such arrangements, as the Company’s software licenses sold as part of such multiple element arrangements are considered essential to the functionality of the communications system. The arrangement consideration is allocated between each element in a multiple element arrangement based on vendor-specific objective evidence, or VSOE, of fair value. The Company applied the residual method whereby only the fair value of the undelivered element, based on VSOE, is deferred and the remaining residual fee is recognized when delivered. The Company established VSOE of fair value for maintenance services based on actual renewal rates. The VSOE of fair value for professional services is based on the rates charged for those services when sold independently from a software license.

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the guidance for revenue recognition for tangible products containing software components that function together to deliver the products essential functionality and also amended the accounting guidance for multiple element arrangements. The Company concluded that both standards were applicable to the Company’s products and arrangements and elected to early adopt these standards on a prospective basis for revenue arrangements entered into or materially modified after January 1, 2010. Under the new guidance, tangible products, containing both software and non-software components that function together to deliver a tangible product’s essential functionality, will no longer be subject to software revenue accounting.

The amended guidance for multiple element arrangements:

•	provides updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated

•

requires an entity to allocate revenue in an arrangement using best evidence of selling price, or BESP, if a vendor does not have vendor specific evidence, or VSOE, of fair value or third party evidence, or TPE, of fair value

•	eliminates the use of the residual method and require an entity to allocate revenue using the relative selling price method

Under the new guidance, tangible products and the essential software licenses that work together with such tangible products to provide them their essential functionality are now not subject to software revenue recognition accounting rules (non-software elements), while non-essential software licenses are still governed under software revenue recognition rules (software elements). In such multiple element arrangements, the Company first allocates the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and to the non-software elements. For its multiple-element arrangements, the Company allocates revenue to each element based on a selling price hierarchy at the arrangement inception. The selling price for each element is based upon the following selling price hierarchy: VSOE if available, third party evidence, or TPE, if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE are available. The Company then further allocate consideration within the software group to the respective elements within that group following the authoritative guidance for software revenue recognition and our policies as described above.

The Company allocates revenue to all deliverables based on their relative selling prices, which for the majority of the Company’s products and services is based on VSOE of fair value. The Company has established VSOE of fair value for its communication badges, smartphones, software maintenance, extended warranty, and professional services. VSOE of fair value is established based on selling prices when the elements are sold separately and such selling prices fall within a relatively narrow band or through actual maintenance renewal rates. The Company establishes best evidence of selling price, or BESP, considering multiple factors including normal pricing and discounting practices, which considers market conditions, internal costs and gross margin objectives. The Company established BESP for perpetual licenses based on a range of actual discounts off list price, as the actual selling prices for perpetual licenses fall within a relatively narrow range.

Each element is accounted for as a separate unit of accounting provided the following criteria are met: the delivered products or services have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered products or services, delivery or performance of the undelivered product or service is considered probable and is substantially controlled by us. The Company considers a deliverable to have standalone value if the product or service is sold separately by us or another vendor or could be resold by the customer. Further, the Company’s revenue arrangements do not include a general right of return. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions. The adoption of the amended revenue recognition guidance did not result in any significant changes to the individual deliverables to which the Company allocates revenue as the fair value for most of the deliverables is based on VSOE, or the timing of revenue recognized from the individual deliverables.

The Company also derives revenue from the provision of hosted services on a subscription basis and software sold under term licenses. Revenue from the sale of these products and services are not sold as part of multiple element arrangements and such arrangements are recognized ratably over the term of the arrangement.

A portion of the Company's sales are made through multi-year lease agreements. Under sales-type leases, the Company recognizes revenue for hardware and software products net of lease execution costs such as post-installation product maintenance and technical support, at the net present value of the lease payment stream. The Company records the fair value of equipment as sales revenue, the cost of equipment as cost of sales and the minimum lease payments as lease receivables. The difference between the lease receivable and the equipment fair value is recorded as unearned income and is amortized as income over the lease term using the interest method. The Company believes that its sales-type lease portfolio contains only normal collection risk. The Company may optimize cash flows by selling a majority of the leases to third-party leasing finance companies on a non-recourse basis. The Company has no obligation to the leasing company once the lease has been sold. Some of the sales-type leases are retained in-house.

Shipping and handling costs

Shipping and handling costs charged to customers are included in revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

Research and development expenditures

Research and development costs are charged to operations as incurred. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs up to general availability of the software will be capitalized and amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the time between the establishment of technological feasibility and general availability has been very short and therefore no significant costs have been incurred. Accordingly, the Company has not capitalized any software development costs.

Advertising costs

Advertising costs are included in sales and marketing expense and are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012 (unaudited) were immaterial.

Product warranties

The Company offers warranties on certain products and records a liability for the estimated future costs associated with warranty claims, which is based upon historical experience and the Company’s estimate of the level of future costs. Warranty costs are reflected in the consolidated statement of operations as cost of sales.

Stock-based compensation

For options granted to employees, stock-based compensation is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model. Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to non-employees is amortized over the vesting period, on a straight-line basis.

For stock options issued to employees and non-employees with specific performance criteria, the Company makes a determination at each balance sheet date whether the performance criteria are probable of being achieved. Compensation expense is recognized until such time as the performance criteria are met or when it is probable that the criteria will not be met.

The Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through its statement of operations.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company records deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that the Company expects will be in effect when they recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, the Company provides for a valuation allowance. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has deferred tax assets, resulting from net operating losses, research and development credits and temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, it would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, it would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the deferred tax assets in the U.S. and Canada can be realized as of December 31, 2011 and the six months ended June 30, 2012 (unaudited); accordingly, the Company has recorded a full valuation allowance on its deferred tax assets.

In the ordinary course of business there is inherent uncertainty in quantifying the Company’s income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the highest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

The Company includes interest and penalties with income taxes in the accompanying statement of operations. All of the Company’s net operating losses and research credit carryforwards prior to 2007 are subject to tax authority adjustment and all years after 2006 are still subject to tax authority examinations. The Company is currently not subject to any income tax audit examinations by tax authorities in any jurisdictions including U.S. federal, state and local or foreign countries.

Foreign currency translation

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Translation adjustments resulting from remeasuring the foreign currency denominated financial statements of the subsidiaries into U.S. dollars are included in the Company’s consolidated statements of operations. Translation gains and losses have not been significant to date.

Segments

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer.

The Company has two operating segments which are both reportable business segments: (i) Product; and (ii) Service, both of which are comprised of Vocera’s and its wholly-owned subsidiaries’ results from operations.

Comprehensive income (loss)

Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. Historically, there were no components of comprehensive income which were excluded from net income (loss). For the six months ended June 30, 2012 (unaudited), the Company had unrealized losses on available-for-sale securities. There were no other components within comprehensive income (loss) for the six months ended June 30, 2012 (unaudited).

Recent accounting pronouncements

In June 2011, the FASB issued new disclosure guidance related to the presentation of the statement of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the consolidated statement of stockholders’ equity. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. The Company adopted this accounting standard effective January 1, 2012; so the adoption of this standard did not have a material impact on the financial position or results of operations of the Company.

In September 2011, the FASB issued new accounting guidance that simplifies goodwill impairment tests. The new guidance states that a “qualitative” assessment may be performed to determine whether further impairment testing is necessary. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Prior to the amendment, entities were required to test goodwill for impairment, on at least an annual basis, by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is calculated as being less than its carrying amount, then the second step of the quantitative test is to be performed to measure the amount of impairment loss, if any. The Company adopted this accounting standard effective January 1, 2012; the adoption of this standard did not have a material impact on the financial position or results of operations of the Company.

The Company qualifies as an "emerging growth company" pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, the Company has chosen to "opt out" of such extended transition period, and as a result, it will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The decision to opt out of the extended transition period is irrevocable.

In July 2012, the FASB issued amended guidance that simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations of the Company.

3. Cash, Cash Equivalents and Short Term Investments

The following table presents cash, cash equivalents and available-for-sale investments for the periods presented (in thousands):

	As of June 30, 2012 (unaudited)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair value

Cash and cash equivalents:
Cash and money market funds	$7,620	$—	$—	$7,620
Money market funds	7,501	—	—	7,501
Commercial paper	4,998	—	(2)	4,996

Total cash and cash equivalents	20,119	—	(2)	20,117

Short Term Investments:
Commercial paper	48,921	—	(183)	48,738
Certificates of deposit	996	—	(1)	995
U.S. government and agency securities	9,996	—	(5)	9,991

Total short term investments	$59,913	—	(189)	$59,724

Total cash, cash equivalents and short term investments	$80,032	$—	$(191)	$79,841

At December 31, 2010 or 2011, the Company did not have any cash equivalents or short-term investments.

4. Income (loss) per share

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the Company’s IPO on April 2, 2012, holders of Series A through Series F preferred stock were each entitled to receive non-cumulative dividends at the annual rate of 8% per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend is paid on common stock, the holders of preferred stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the preferred stock did not have a contractual obligation to share in the losses of the Company. The Company considered its preferred stock to be participating securities. Additionally, the Company considers shares issued upon the early exercise of options subject to repurchase and unvested restricted shares to be participating securities as the holders of these shares have a nonforfeitable right to dividends. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income (loss) per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less income attributable to participating securities between common stock and participating securities. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Numerator:
Net income (loss)	$(992)	$1,210	$(2,479)	$(1,342)	$345
Less: undistributed earnings allocated to preferred stockholders	—	(1,210)	—	—	(345)

Net income (loss) attributable to common stockholders	$(992)	$—	$(2,479)	$(1,342)	$—

Denominator:
Weighted average shares used to compute basic net income (loss) per common share	2,039	2,223	3,370	3,164	12,700

Effect of potentially dilutive securities:
Employee stock options	—	623	—	—	2,622
Stock warrants	—	—	—	—	99

Weighted average shares used to compute diluted income (loss) per common share	2,039	2,846	3,370	3,164	15,421

Net income (loss) per share
Basic and diluted net income (loss) per common share	$(0.49)	$0.00	$(0.74)	$(0.42)	$0.00

For year ended 2009, 2010 and 2011, and for the six months ended June 30, 2011 and 2012 (unaudited) the following securities were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	As of December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

Convertible preferred stock (on an as if converted basis)	12,899	12,899	12,916	12,916	—
Options to purchase common stock	3,244	2,913	3,808	3,311	306
Common stock subject to repurchase	1	115	169	284	—
Warrants to purchase convertible preferred stock	238	238	213	213	—
Restricted stock units	—	—	—	—	40

5. Acquisitions

Acquisition of Integrated Voice Solutions, Inc.

On September 15, 2010, the Company acquired 100% of the outstanding shares of Integrated Voice Solutions, Inc. (“IVS”), in exchange for $4.1 million in cash. The acquisition was accounted for as a business combination. The results of IVS’ operations have been included in the financial statements since the acquisition date. The Company acquired IVS to help it gain access to a care transition business which addresses patient transfers and nurse shift changes.

Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Goodwill is attributable to synergies achieved through the hand-off applications used by IVS and the Vocera Voice Communication solution.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Cash	$1,170
Accounts receivable	47
Other current assets	28
Property and equipment	12
Customer relationships	1,500
Developed technology	400
Goodwill	1,922

Total assets acquired	5,079
Liabilities assumed	(1,007)

Net assets acquired	$4,072

Acquisition of OptiVox product line.

On October 8, 2010, the Company acquired certain assets, the OptiVox product line, from The White Stone Group, Inc. (“OptiVox”), in exchange for $3.8 million in cash and the right to purchase 283,333 shares of the Company’s common stock. The right entitled the holder to purchase 283,333 shares of the Company’s common stock at an exercise price of $2.22 per share on or before December 31, 2010. The fair value of this right of $54,000 was determined using a volatility of 45%, an expected term of 0.25 years, a risk free rate of 0.15% and a fair value of the Company’s common stock of $2.22 per share. The fair value of this right was accounted for as purchase consideration as there were no performance, service or other obligations associated with this right. The acquisition was accounted for as a business combination. The results of OptiVox’s operations have been included in the financial statements since the acquisition date. The Company acquired OptiVox to help it gain access to a care transition business which addresses patient transfers and nurse shift changes. The OptiVox product line complements the IVS technology which the Company acquired in September 2010.

Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Goodwill is attributable to synergies achieved through the hand-off applications used by OptiVox and the Vocera Voice Communication solution.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Fixed assets	$38
Trademarks	60
Customer relationships	380
Developed technology	760
Goodwill	2,645

Net assets acquired	$3,883

Acquisition of ExperiaHealth, Inc.

On November 3, 2010, the Company acquired certain assets from DS Consulting Associates, LLC. (“ExperiaHealth”) for total consideration of $0.1 million. The consideration was in the form of stock options to purchase up to 83,333 shares of common stock of the Company in two equal tranches, contingent upon certain revenue milestones being met for 2010 and 2011. The acquisition was accounted for as a business combination. The options issued for the ExperiaHealth acquisition are treated as contingent consideration and are classified as liabilities which must be adjusted to fair value at each reporting period until the options are vested. Based upon the milestone criteria for 2010, ExperiaHealth vested in a total of 35,452 options of the possible 41,666 available. Based upon the revenue milestone criteria for 2011, the remaining 41,666 vested fully in March 2012. As a result, the Company reclassified the full liability to equity as of December 31, 2011. The Company recorded an expense in other income (expense), net of $0.1 million for 2010 and $0.5 million for 2011, to reflect the change in the fair value of these outstanding options. The results of ExperiaHealth’s operations have been included in the financial statements since the acquisition date. The Company acquired ExperiaHealth to complement the Company’s products that help hospitals improve patient safety and satisfaction. The allocation of purchase price, and pro forma earnings information, has not been presented because the effect of the acquisition of ExperiaHealth is not material to the financial statements.

Acquisition of Wallace Wireless, Inc.

On December 17, 2010, the Company acquired 100% of the outstanding shares of Wallace Wireless, Inc. (“Wallace Wireless”), a Canadian corporation, in exchange for $2.1 million in cash and, for certain employees, the right to purchase 112,612 shares of the Company’s common stock. The right entitled the holder to purchase 112,612 shares of the Company’s common stock at an exercise price of $2.22 per share within 60 days of the closing of the transaction. The fair value of this right of $15,000 was determined using a volatility of 45%, an expected term of 0.15 years, a risk free rate of 0.11% and a fair value of the Company’s common stock of $2.22 per share. The shares issued under this right require the continued employment of the holders of the shares and vest over a period of 24 months. These shares are subject to repurchase on a pro-rata basis in the event of termination of employment. As such, the fair value of this right is being recognized ratably over the term of employment. The acquisition was accounted for as a business combination. The results of Wallace Wireless’ operations have been included in the financial statements since the acquisition date. The Company acquired Wallace Wireless to gain access to smartphone messaging products enabling secure delivery of text messages, alerts and other information directly to and from smartphones.

The Company allocated the purchase price to the identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. Goodwill is attributable to synergies achieved through combining the technology acquired with the Company’s existing patient solutions.

The Company’s allocation of the purchase price is summarized below:

(in thousands)	Estimated fair value

Assets acquired
Cash	$46
Accounts receivable	126
Other current assets	100
Other receivables	458
Property and equipment	5
Trademarks	10
Non-compete agreements	70
Customer relationships	470
Developed technology	510
In-process R&D	210
Goodwill	1,008

Total assets acquired	3,013
Liabilities assumed	(922)

Net assets acquired	$2,091

Supplemental pro forma financial information

Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the year in which they were completed and the beginning of the immediately preceding year, is as follows:

	Years ended December 31,
(in thousands, except per share data)	2009	2010

	(unaudited)
Revenue	$46,050	$60,593
Net loss	(1,885)	(515)

Net loss per share
Basic and diluted	$(0.84)	$(0.18)

Financial results since the date of acquisition for acquired entities have been included in the consolidated statement of operations. The acquired businesses contributed revenues of $0.5 million and a net loss of $2.1 million to the Company from September 15, 2010 to December 31, 2010.

6. Goodwill and intangible assets

Goodwill

As of December 31, 2010 and 2011, and June 30, 2012 (unaudited), the Company had $5.6 million, $5.6 million and $5.6 million, respectively, of goodwill. Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. The Company performed the annual required test of impairment of goodwill as of September 30, 2011. The Company’s annual impairment test did not indicate impairment at any of its reporting units. No impairment was recorded in 2010 or 2011. As of June 30, 2012 (unaudited), no changes in circumstances indicate that goodwill carrying values may not be recoverable.

Intangible assets

The fair values for acquired intangible assets were determined by management relying in part on valuations performed by independent valuation specialists. Acquisition related intangible assets are amortized over the life of the assets on a basis that resembles the economic benefit of the assets. This results in amortization that is higher in earlier periods of the useful life. The estimated useful lives and carrying value of acquired intangible assets are as follows:

		December 31, 2010			December 31, 2011			June 30, 2012 (unaudited)
(in thousands)	Weighted average useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Trademarks	6.9	$70	$2	$68	$70	$16	$54	$70	$23	$47
Non-compete Agreements	2.0	70	—	70	70	13	57	70	35	35
Customer relationships	8.6	2,350	137	2,213	2,350	690	1,660	2,350	904	1,446
Developed technology	6.0	1,670	84	1,586	1,670	510	1,160	1,880	703	1,177
In-process R&D	7.0	210	—	210	210	—	210	—	—	—

Total intangible assets, net		$4,370	$223	$4,147	$4,370	$1,229	$3,141	$4,370	$1,665	$2,705

Amortization of intangible assets was $0, $0.2 million, and $1.0 million, for 2009, 2010, and 2011, respectively. Amortization expense for the six months ended June 30, 2011 and 2012 (unaudited) was $0.5 million and $0.4 million, respectively.

Amortization of acquired intangible assets is reflected in cost of revenue and operating expenses. The estimated future amortization of acquired intangible assets as of June 30, 2012 (unaudited) was as follows (in thousands):

2012 (remaining)	$436
2013	727
2014	567
2015	389
2016	258
Thereafter	328

Total	$2,705

7. Balance sheet components

Inventories

	December 31,		June 30,
(in thousands)	2010	2011	2012 (unaudited)

Raw materials	$740	$250	$39
Finished goods	2,083	3,113	2,893

Total inventories	$2,823	$3,363	$2,932

Property and equipment

	December 31,		June 30,
(in thousands)	2010	2011	2012 (unaudited)

Computer equipment and software	$2,644	$3,712	$4,173
Furniture fixtures and equipment	666	1,018	966
Leasehold improvements	1,070	1,493	1,680
Manufacturing tools and equipment	2,229	3,027	3,290
Construction in process	333	90	107

	6,942	9,340	10,216
Less: Accumulated depreciation	(5,635)	(6,639)	(7,522)

Property and equipment, net	$1,307	$2,701	$2,694

Depreciation and amortization expense during 2009, 2010 and 2011 was $0.8 million, $0.7 million and $1.0 million, respectively. Depreciation and amortization expense for the six months ended June 30, 2011 and 2012 (unaudited) was $0.3 million and $0.8 million, respectively.

Accrued payroll and other accruals

	December 31,		June 30,
(in thousands)	2010	2011	2012 (unaudited)

Payroll and related expenses	$3,705	$4,424	$4,868
Uninvoiced purchases	1,982	1,741	1,562
Preferred stock warrant liability	—	1,853	—
Deferred rent	331	500	550
Exercise of unvested stock options	5	373	299
ExperiaHealth performance awards	46	—	—
Customer prepayments	223	387	836
Sales and use tax payable	405	343	442
Other	320	522	544

Total accrued payroll and other accruals	$7,017	$10,143	$9,101

8. Net investment in sales-type leases

The Company has sales-type leases with a term of three years. Sales-type lease receivables are collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows (in thousands):

	December 31,	December 31,	June 30, 2012
	2010	2011	(unaudited)

Net minimum lease payments to be received	$—	$—	$1,588
Less unearned interest income portion	—	—	(151)

Net investment in sales-type leases	—	—	1,437
Less current portion	—	—	(498)

Non-current net investment in sales-type leases	$—	$—	$939

There were no allowances for doubtful accounts for each of the years ended December 31, 2010 or December 31, 2011 or for the six months ended June 30, 2012 (unaudited).

The minimum lease payments under sales-type leases as of June 30, 2012 (unaudited) were as follows (in thousands):

2012 (remaining six months)	$289
2013	578
2014	578
2015	143
2016	—
Thereafter	—

Total	$1,588

9. Product warranties

The Company provides for the estimated costs of hardware warranties at the time the related revenue is recognized. Costs are estimated based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty includes parts and labor over a period generally ranging from one to three years. The Company provides no warranty for software. The Company regularly re-evaluates its estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

A reconciliation of the changes in the Company’s warranty reserve for 2010 and 2011, and the six months ended June 30, 2012 (unaudited) is as follows:

	December 31,		June 30,
(in thousands)	2010	2011	2012

			(unaudited)

Balance at the beginning of the period	$572	$605	$983
Warranty expenses accrued	1,166	1,613	611
Warranty settlements made	(1,133)	(1,235)	(818)

Balance at the end of the period	$605	$983	$776

10. Borrowings

Term loan and revolving line of credit

In June 2004, the Company entered into a loan and security agreement with a bank, most recently amended in December 2010 (the “Amendment”). The Amendment renewed the revolving line of credit at $5.0 million, and increased the term loan from $2.0 million to $5.0 million. Subsequent to the Company’ s IPO, on April 3, 2012, the Company paid off in full the outstanding revolving line of credit of $4.5 million and the outstanding term loan balance of $3.3 million. The following provides details of each of the two separate forms of credit extended under the loan and security agreement:

Revolving line of credit:

The Amendment allowed the Company to borrow up to $5.0 million based on the Company’s working capital. The borrowing base was calculated based on up to 80% of eligible accounts receivable. Any outstanding balances above the availability on the borrowing base would be paid down or cash secured by the Company. Interest was payable monthly with the principal due at maturity. Borrowing under the line of credit bore interest at the bank’s prime rate plus 1%, provided that in no event would the prime rate be less than the 30-day LIBOR rate plus 2.5%. As of June 30, 2012 (unaudited) and December 31, 2011, the Company had drawn down $0 and $4.5 million, respectively, under this line of credit. On February 13, 2012 the Company repaid $4.5 million under the line of credit, on March 23, 2012 the Company drew down $4.5 million, and on April 3, 2012 the Company repaid the full amount outstanding on the line of credit of $4.5 million using a portion of the proceeds from the IPO. This line of credit expired in April 2012.

Term loan:

The Amendment allowed the Company to borrow up to $5.0 million under a term loan; on December 13, 2010, the Company borrowed the full $5.0 million available. Approximately $1.0 million of the proceeds from this borrowing was used to pay off the previous term loan which was outstanding at the close of the Amendment. This loan was to be repaid with six interest only payments, followed by 30 equal monthly installments of principal plus interest, which began on June 13, 2011. Interest was calculated at the bank’s prime rate plus 1.5% provided that in no event would the prime rate be deemed to be less than the 30-day LIBOR rate plus 2.5%.

The agreement imposed various limitations on the Company, including without limitation, on its ability to: (i) transfer all or any part of its businesses or properties, merge or consolidate, or acquire all or substantially all of the capital stock or property of another company; (ii) engage in a new business; (iii) incur additional indebtedness or liens with respect to any of its properties; (iv) pay dividends or make any other distribution on or purchase of, any of its capital stock; (v) make investments in other companies; (vi) make payments in respect of any subordinated debt. The agreement also contains certain customary representations and warranties, additional covenants, notice and indemnification provisions, and events of default, including changes of control, cross-defaults to other debt, judgment defaults and material adverse changes to the Company’s business. In addition, the Loan Agreement requires the Company to maintain an adjusted quick ratio of 1.10:1, which is defined as unrestricted cash plus eligible accounts receivable; divided by current liabilities plus all other bank debt less the current portion of deferred revenue. The loan agreement also required the Company to maintain minimum net income levels on a quarterly basis.

Operating loan agreement

In association with the Wallace Wireless acquisition, the Company assumed liability for an operating loan agreement executed in June 2008. The loan agreement allows the Company to borrow up to $0.4 million based on 75% of eligible Canadian accounts receivable plus 60% of their eligible U.S. accounts receivable. The amount outstanding on the date of acquisition was $0.4 million. Interest is payable monthly with principle due at maturity. Borrowing under the loan agreement bore interest at the bank’s prime rate plus 1.5%. This loan agreement was fully paid in January 2011.

11. Commitments

The Company undertakes, in the ordinary course of business, to (i) defend customers and other parties from certain third-party claims associated with allegations of trade secret misappropriation, infringement of copyright, patent or other intellectual property right, or tortious damage to persons or property and (ii) indemnify and hold harmless such parties from certain resulting damages, costs and other liabilities. The term of these undertakings may be perpetual and the maximum potential liability of the Company under certain of these undertakings is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these undertakings and, as a result, the Company believes the corresponding estimated fair value is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The Company currently has directors and officers insurance.

Non cancelable purchase commitments

The Company enters into non-cancelable purchase commitments with its third-party manufacturer whereby the Company is required to purchase any inventory held by the third- party manufacturer that have been purchased by them based on confirmed orders from the Company. As of December 31, 2010 and 2011, and as of June 30, 2012 (unaudited) approximately $2.1 million, $4.9 million and $3.7 million, respectively, of raw material inventory was purchased and held by the third-party manufacturer which was subject to such purchase requirements.

Leases

The Company leases office space for its headquarters and subsidiaries under non cancelable operating leases, which will expire between December 2012 and April 2017. Rent expense for 2009, 2010 and 2011 was $1.1 million, $1.2 million and $1.7 million, respectively, and for the six months ended June 30, 2011 and 2012 (unaudited) was $0.8 million and $0.9 million, respectively. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. In February 2012, the Company renewed its lease facilities in Toronto, Canada, and added an additional approximate 2,130 square feet. This lease will expire on April 30, 2017.

Future minimum lease payments at June 30, 2012 (unaudited) under non-cancelable operating leases are as follows:

(in thousands)	Operating leases

2012 (remaining six months)	$658
2013	1,461
2014	1,474
2015	1,480
2016 and beyond	470

Total minimum lease payments	$5,543

Legal matters

From time to time, the Company may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the Company’s financial position or the results of operations of that period or on the Company’s cash flows.

12. Convertible preferred stock and preferred stock

The six series of convertible preferred stock with their respective authorized number of shares, issued and outstanding number of shares, value on the balance sheet net of issuance costs, and liquidation value at December 31, 2011 are shown below:

(in thousands, except share amounts)	Authorized	Issued	Proceeds net of issuance costs	Liquidation preference

Series A	510,354	510,351	$1,014	$1,035
Series B	896,464	896,464	7,043	7,100
Series C	4,235,087	4,210,519	11,905	12,000
Series D	3,483,333	3,430,215	11,036	11,256
Series E	1,791,666	1,361,592	8,772	9,002
Series F	2,089,964	1,762,839	12,990	13,160

	13,006,868	12,171,980	$52,760	$53,553

There was no convertible preferred stock outstanding at June 30, 2012 (unaudited).

The holders of Series A, Series B, Series C, Series D, Series E and Series F preferred stock (hereafter “Series A,” “Series B,” “Series C,” “Series D,” “Series E” and “Series F,” respectively, and together, the “preferred stock”) had the various rights and preferences as set forth below. In addition, in connection with an expired “pay-to-play” automatic conversion provision under the Company’s prior certificate of incorporation, a Series A1, Series B1, Series C1, Series D1, Series E1 and Series F1 preferred stock were authorized (together, the “pay-to-play preferred stock”), in authorized amounts equal to those above. The pay-to-play preferred stock had the same rights and preferences as the Company’s preferred stock as set forth below. No shares of the pay-to-play preferred stock have been issued.

Voting

Each share of preferred stock had voting rights equal to an equivalent number of shares of common stock into which it was convertible and voted together as one class with the common stock.

As long as any shares of preferred stock remained outstanding, the Company must have obtained approval from the holders of at least 50% of the then outstanding preferred stock in order to: alter the certificate of incorporation; authorize or issue any shares of any superior to or in parity with any such preferences, right or privileges of preferred stock; effect any liquidation, dissolution, winding-up, recapitalization, reorganization, or change of control of the Company; change the number of authorized directors of the Company; make any public offering of its equity securities, other than an initial public offering; redeem, repurchase or reacquire any of the outstanding capital stock of the Company, other than repurchases approved by the Board of Directors; declare or pay any dividends on the common stock.

Dividends

Holders of each series of preferred stock were entitled to receive noncumulative dividends, in preference to common stockholders, at the per annum rate of 8% of the original Series A,

Series B, Series C, Series D Series E and Series F issuance price ($2.028, $7.92, $2.850, $3.28152, $6.6114 and $7.4652, respectively), when and if declared by the Board of Directors. The holders of preferred stock were also entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if-converted basis. No dividends on preferred or common stock were declared by the Board of Directors from inception through December 31, 2011.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and Convertible preferred stock owned less than 51% of the resulting voting power of the surviving entity, the holders of Series F were entitled to receive an amount of $7.4652 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C, Series D, Series E and common stock. After payment was made to the holders of Series F, the holders of Series E were entitled to receive an amount of $6.6114 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C, Series D and common stock. After payment was made to the holders of Series E, the holders of Series D were entitled to receive an amount of $3.28152 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A, Series B, Series C and Common Stock. After payment was made to the holders of Series D, the holders of Series C were entitled to receive an amount of $2.850 per share, plus any declared but unpaid dividends, prior to and in preference to any distribution to the holders of Series A and Series B and common stock. After payment was made to the holders of Series C, the holders of Series A and Series B shall have be entitled to receive an amount of $2.028 per share of Series A, and $7.92 per share of Series B, plus any declared but unpaid dividends, prior to and in preference to any distribution to holders of common stock. The remaining assets, if any, shall have been distributed among the holders of common and preferred stock pro rata in proportion to the number of shares of common stock held by each stockholder on an as-if-converted basis, until the holders of Series A, Series B, Series C, Series D Series E and Series F received a total of $8.112, $23.76, $8.550, $9.84456, $19.8342 and $22.3956 per share, respectively.

Conversion

Each share of preferred stock was convertible, at the option of the holder, into common stock. Series A, Series C, Series D, Series E and Series F had a conversion ratio of 1:1. Series B preferred stock had a conversion ratio of 1:1.8304. Each share of preferred stock automatically converted into the number of shares of common stock into which such shares were convertible at the then effective conversion ratio upon the earlier of: (1) the closing of a firm commitment underwritten public offering of common stock at a per share price of at least $15 per share with net proceeds of at least $25.0 million or (2) an affirmative vote by the majority of preferred stock stockholders. In connection with the Company’s IPO, in April 2012, each share of then-outstanding preferred stock was converted to common stock at the ratio described above.

In April 2012, the Company filed a Restated Certificate of Incorporation, which authorizes the Company to issue up to 5,000,000 shares of undesignated preferred stock with a par value of $0.0003 per share, of which no shares were outstanding as of June 30, 2012 (unaudited).

Warrants for preferred stock

In connection with the line of credit agreement entered into in 2002, the Company issued warrants to purchase 24,561 shares of Series C at an exercise price of $2.85 per share. In connection with the Company’s IPO, these shares were cashless exercised in exchange for 20,186 Series C preferred shares.

In connection with the loan and line of credit agreement entered into in 2004 (Note 10), the Company issued warrants to purchase 24,378 shares of Series D at an exercise price of $3.2815 per share. On June 30, 2011 these warrants were cashless exercised in exchange for 17,171 Series D preferred shares.

In connection with the loan and security agreement entered into in October 2005 (Note 10), the Company issued warrants to purchase 52,938 shares of Series E at an exercise price of $6.6114 per share. Upon the close of the Company’s IPO, these warrants automatically converted into warrants to purchase common stock. These warrants were cashless exercised in exchange for 37,795 shares of common stock in April 2012.

In connection with the sale of Series E in October 2005, the Company issued warrants to purchase 136,119 shares of Series E to investors who purchased Series E in October 2005 at an exercise price of $6.6114 per share. In 2011, three investors exercised warrants to purchase a total of 313 shares of Series E. In connection with the Company’s IPO, 1,956 warrants were cashless exercised in exchange for 1,147 Series E preferred shares. Upon the close of the Company’s IPO, the remaining warrants automatically converted into warrants to purchase common stock. During the six months ended June 30, 2012 (unaudited), 19,334 warrants were cashless exercised in exchange for 13,513 shares of common stock. At June 30, 2012 (unaudited) warrants to purchase 114,516 shares of common stock were outstanding and expire in October 2015.

Outstanding warrants to purchase preferred stock are classified as liabilities which must be adjusted to fair value at each reporting period until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will automatically convert into a warrant to purchase shares of common stock and will be reclassified to stockholders’ deficit. The Company recorded an expense in other income (expense), net of $0.2 million, $0.3 million, and $1.0 million for 2009, 2010 and 2011, respectively, to reflect the change in the fair value of these outstanding warrants.

The holders of all the warrants described in the paragraphs above may convert the warrant, in whole or in part, in lieu of exercising the warrant. The number of shares to be issued in such a conversion shall be determined by dividing (a) the aggregate fair market value of the shares issuable upon the exercise of the warrant minus the aggregate warrant price of such shares by (b) the fair market value of one share at the time of conversion.

13. Common stock

The Company’s certificate of incorporation, as amended, authorizes the Company to issue 100 million shares of $0.0003 par value common stock.

At June 30, 2012 (unaudited), the Company has reserved shares for issuance of common stock as follows:

Common

Reserved under stock option plans	217,527
Exercise of warrants to purchase common stock	114,516

332,043

Incentive stock option plans

The Company has three equity incentive plans: the 2000 Stock Option Plan (the "2000 Plan"), the 2006 Stock Option Plan (the "2006 Plan") and the 2012 Stock Option Plan (the "2012 Plan"). On March 26, 2012, all shares that were reserved under the 2006 Plan but not subject to outstanding awards became available for grant under the 2012 Plan. No additional shares will be issued under the 2006 Plan. The 2000 Plan terminated in March 2010 and no additional shares will be issued under this plan. All options currently outstanding under the 2000 Plan and the 2006 Plan continue to be governed by the terms and conditions of those plans. Under the 2012 Plan, the Company has the ability to issue incentive stock options (“ISOs”), stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance awards and stock bonuses. The ISOs will be granted at a price per share not less than the fair value at date of grant. Options granted to date generally vest over a four-year period with 25% vesting at the end of one year and the remaining vest monthly thereafter. Options granted generally are exercisable up to 10 years.

Early exercise of stock options

The Company typically allows employees to exercise options granted under the 2000 and 2006 Plans prior to vesting. The unvested shares are subject to the Company’s repurchase right at the original purchase price. The proceeds initially are recorded as an accrued liability from the early exercise of stock options (see Note 7, Balance sheet components—Accrued payroll and other accruals), and reclassified to common stock as the Company’s repurchase right lapses. At December 31, 2010 and 2011, and June 30, 2012 (unaudited), there were unvested shares in the amount of 2,666, 112,967 and 82,185, respectively, which were subject to repurchase at an aggregate price of $0, $0.4 million and $0.3 million, respectively.

Common stock subject to repurchase

Pursuant to the acquisition arrangement with Wallace Wireless, two employees were given the right to purchase 112,612 shares of common stock for $2.22 per share from the Company. Per this agreement, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of the employment of these two individuals, at the original purchase price per share. The repurchase rights with respect to the common stock lapse over the vesting period, which is 24 months from the acquisition date. These restricted shares are legally issued and outstanding and have been included in stockholders’ deficit. The amounts received in exchange for these shares have been included in accrued payroll and other accruals in the accompanying consolidated balance sheet and are reclassified to equity as the shares vest.

The following table summarizes the combined stock option activity under the 2000 Plan, the 2006 Plan and the 2012 Plan and non-plan stock option agreements:

		Options outstanding
	Shares available for grant	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value

				(in years)	(in thousands)
Outstanding at December 31, 2010	494,889	3,534,875	$1.64	6.32	$1,861

Additional reserve for future issuance	1,889,226
Options granted	(1,364,237)	1,364,237	7.32
Options exercised	—	(1,005,366)	1.80
Options cancelled	79,358	(79,358)	4.32
Options expired	6,166	(6,166)	0.90
Options cancelled and not returned to the reserve for future issuance	(6,261)	—
Early exercised options repurchased and added back to the pool	1,970	—

Outstanding at December 31, 2011	1,101,111	3,808,222	3.57	6.68	$28,682
Shares removed from the plan	(167,166)
Options granted	(496,370)	496,370	22.27
Options exercised	—	(350,750)	1.36
Options cancelled	26,989	(26,989)	4.26
Options expired	4,961	(4,961)	2.58
Early exercised options repurchased and added back to the pool	1,315	—

Outstanding at June 30, 2012 (unaudited)	470,840	3,921,892	$6.13	7.02	$81,029

Options vested and expected to vest as of December 31, 2011		3,679,649	$3.51	6.64	$27,911

Options vested and exercisable as of December 31, 2011		2,188,231	$2.08	5.31	$19,727

Options vested and expected to vest as of June 30, 2012 (unaudited)		3,859,983	$6.00	6.99	$80,259

Options vested and exercisable as of June 30, 2012 (unaudited)		2,300,191	$2.43	5.62	$56,036

Using the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted to employees during 2009, 2010 and, 2011 and the six months ended June 30, 2012 (unaudited) was $0.36 per share, $0.96 per share, $3.30 per share and $9.87 per share respectively. Further information regarding the value of employee options vested and exercised during 2009, 2010 and 2011 is set forth below.

	Years ended December 31,			June 30, 2012
(in thousands)	2009	2010	2011	(unaudited)

Grant-date fair value of options vested during period	$470	$469	$881	$517
Intrinsic value of options exercised during period	1	261	2,565	5,923

Restricted Stock Awards and Restricted Stock Units

In 2012, the Company began incorporating restricted stock awards and RSUs as an element of our compensation plans. In February 2012, the Company granted certain of our directors restricted stock which vests 50% on the first anniversary of the grant, and 50% on the second anniversary of the grant. In May 2012, the Company granted certain employees RSUs, which vest one third on the first anniversary of the grant, one third on the second anniversary of the grant and one third upon the third anniversary of the grant.

A summary of the restricted stock activity for the six months ended June 30, 2012 (unaudited) is presented below:

	Restricted Stock Awards		Restricted Stock Units
	Number of shares	Weighted Average Grant Date Fair Value per Share	Number of shares	Weighted Average Grant Date Fair Value per Share

Granted	24,152	$12.42	253,810	$24.15
Vested	—	—	—
Forfeited	—	—	(500)	24.15

Outstanding at June 30, 2012	24,152	$12.42	253,310	$24.15

The Company uses the Black-Scholes option-pricing model to calculate the fair value of stock options on their grant date. This model requires the following major inputs: the estimated fair value of the underlying common stock, the expected life of the option, the expected volatility of the underlying common stock over the expected life of the option, the risk-free interest rate and expected dividend yield. The following assumptions were used for each respective period for employee stock-based compensation:

	Years ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012

Risk-free interest rate	1.89% - 2.73%	1.90% - 2.63%	0.98% - 2.48%	2.20% - 2.48%	0.78% - 1.03%
Expected life (years)	5.57	5.77	5.49 - 5.73	5.49 - 5.68	5.48 - 5.60
Expected volatility	45.30% - 46.20%	44.03% - 44.52%	44.68% - 47.60%	45.00%	47.9% - 48.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

At June 30, 2012 (unaudited), there was $7.6 million of unrecognized net compensation cost related to options which is expected to be recognized over a weighted-average period of 3.0 years.

Prior to the Company’s IPO, the risk-free rate for the expected term of options was based on the U.S. Treasury Constant Maturity Rate as of the grant date. The computation of expected life was determined based on the historical exercise and forfeiture behavior of the Company’s employees, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The expected stock price volatility for the Company’s common stock was estimated based on the historical volatility of a peer group of publicly-traded companies for the same expected term of the options. The peer group was selected based on industry and market capitalization data. The Company assumed the dividend yield to be zero, as the Company has never declared or paid dividends and does not expect to do so in the foreseeable future.

Stock-based compensation expense is recognized based on a straight-line amortization method over the respective vesting period of the award and has been reduced for estimated forfeitures. The Company estimated the expected forfeiture rate based on our historical experience, considering voluntary termination behaviors, trends of actual award forfeitures, and other events that will impact the forfeiture rate. To the extent the Company’s actual forfeiture rate is different from the estimate, the stock-based compensation expense is adjusted accordingly.

During 2010 and 2011, and the six months ended June 30, 2012 (unaudited), the Company granted employee options to purchase shares of common stock as follows:

Grant Date	Number of Options Granted	Option Exercise Price	Fair Value of Common Stock per Share

February 26, 2010	18,246	$1.62	$1.62
March 31, 2010	99,999	1.62	1.62
July 16, 2010	18,913	2.04	2.04
September 7, 2010	144,331	2.22	2.22
December 23, 2010	314,472	2.16	2.16
March 31, 2011	363,415	4.68	4.68
May 5, 2011	420,404	5.04	5.04
June 14, 2011	45,696	5.04	11.10
July 28, 2011	71,326	11.10	11.10
October 3, 2011	200,000	11.10	11.10
October 26, 2011	83,241	11.10	11.10
December 20, 2011	112,239	11.10	11.10
February 9, 2012	57,239	12.42	12.42
March 27, 2012	41,161	16.00	16.00
May 31, 2012	370,470	24.15	24.15
June 29, 2012	27,500	26.79	26.79

Because the Company’s common stock was not publicly traded prior to the Company’s IPO, for stock options granted prior to the Company’s IPO, the Board of Directors exercised significant judgment in determining the fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the Board of Directors included:

•	the Company’s stage of development

•	the Company’s financial condition and historical operating performance

•	the Company’s future financial projections and the risk of not achieving these projections

•	changes in the company and in the industry since the last time the Board of Directors made a determination of fair value

•	impact of acquisitions on the business, including risks associated with the integration of the acquired operations

•	the financial performance and range of market multiples of comparable companies and comparable acquisitions

•	market and regulatory conditions affecting the Company’s industry

•	the rights, preferences, privileges and restrictions of each security in the Company’s capital structure

•	the expected timing and likelihood of achieving a liquidity event, such as an initial public offering or sale of the company given prevailing market conditions

•	the illiquid nature of the common stock

Since January 2009 through the date of the Company’s IPO, the Company obtained quarterly third-party valuations of its common stock performed in a manner consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations involved estimating, its enterprise value, or EV, and then allocating the EV to each element of the capital structure (e.g. preferred stock, common stock, warrants and options). The Company’s EV was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using two comparable company methods. The DCF estimated the Company’s enterprise value based on the present value of estimated future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The future cash flows used in the DCF were approved by the Board of Directors quarterly and considered the changes that had taken place in the Company’s business since the last valuation. The estimated present value was then calculated by applying a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business, to the Company’s cash flow projections.

Under the market-based approach the Company considered analyses for both comparable companies and comparable acquisitions. In the comparable company analysis of the market approach, the Company considered EV, to last twelve months, or LTM, revenue, to next calendar year, or CY, revenue, to two-year forward revenue, and to two-year forward EBITDA. Since the Company has not yet achieved a normalized level of operating profit, LTM EBITDA multiples were not used and forward EBITDA multiples were applied only in certain valuations. EV is defined and computed as the market value of equity (also referred to as market capitalization, computed as fully-diluted shares outstanding multiplied by trading price), plus preferred stock, plus minority interest, plus debt, less cash (cash, cash equivalents and marketable securities). Over time, the comparable companies the Company considered evolved to reflect the shift in the product offering and strategy. In selecting appropriate multiples, the Company gave consideration to the fact that the comparable companies they identified were larger, more mature and more diversified than them, and most were profitable, whereas the Company is smaller and less diversified, has not yet achieved positive or normalized (depending on the valuation date) operating margins, but is growing faster than the comparable companies. Over time, the selected multiples evolved as a result of movements in comparable companies’ stock prices and financial results, as well as the Company’s historical and expected future performance relative to that of the comparable companies.

For stock options granted subsequent to the Company’s IPO, the Board of Directors determined the fair value based on the closing price of the Company’s common stock as reported on the New York Stock Exchange on the date of grant.

Non-Employee Stock-Based Compensation

For the years ended December 31, 2009, 2010 and 2011, and for the six months ended June 30, 2012 (unaudited), the Company granted 7,500, 84,166, 67,916 and zero options to non-employees. Of the 84,166 options granted during the year ended December 31, 2010, 83,333 were granted in connection with the acquisition of ExperiaHealth (see note 5), which the Company issued contingent upon certain revenue milestones being met for 2010 and 2011. All other options granted to non-employees during the three years ended December 31, 2011 were fully vested on the date of grant. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock option vests, or if fully vested, on the date of grant. For stock options issued to non-employees with specific performance criteria, the Company makes a determination at each balance sheet date whether the performance criteria are probable of being achieved. Compensation expense is recognized at the time it is determined that it is probable the performance criteria will be met. The fair value of the stock options granted to non-employees was calculated using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Risk-free interest rate	1.72%	2.43%	1.63% - 3.41%	1.70% - 3.41%	1.77%
Expected life	10	10	8.83 - 10	9.33 - 10	8.67
Expected volatility	45.0%	46.0%	45.0% - 54.0%	45.0% - 54.0%	46.7%
Dividend yield	0%	0%	0%	0%	0%

For the years ended December 31, 2009, 2010 and 2011, the Company recognized expenses of approximately $0, $100,000 and $907,000, respectively, related to these options. For the six months ended June 30, 2011 and June 30, 2012 (unaudited), the Company recognized expenses of approximately $448,000 and $29,000, respectively.

14. Segments

The Company has two operating segments which are both reportable business segments: (i) Product; and (ii) Service, both of which are comprised of Vocera’s and its wholly-owned subsidiaries’ results from operations. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is its Chief Executive Officer.

The CODM regularly receives information related to revenue, cost of revenue, and gross profit for each operating segment, and uses this information to assess performance and make resource allocation decisions. All other financial information, including operating expenses and assets, is prepared and reviewed by the CODM on a consolidated basis.

Assets are not a measure used to assess the performance of the Company by the CODM, therefore the Company does not report assets by segment internally or in its financial statements.

The following table presents a summary of the operating segments:

	Years ended December 31,			Six Months Ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Revenue
Product	$25,985	$35,516	$50,322	$23,561	$30,792
Service	15,154	21,287	29,181	13,835	17,205

Total revenue	41,139	56,803	79,503	37,396	47,997

Gross profit
Product	14,439	23,294	32,857	15,883	19,891
Service	10,834	12,334	15,139	7,127	9,814

Total gross profit	25,273	35,628	47,996	23,010	29,705
Research and development	5,992	6,698	9,335	4,591	5,205
Sales and marketing	16,468	20,953	28,151	13,175	15,532
General and administrative	3,489	6,723	11,316	5,081	6,704

Income (loss) from operations	(676)	1,254	(806)	163	2,264
Interest income	52	33	17	8	26
Interest expense and other finance charges	(141)	(77)	(332)	(122)	(74)
Other income (expense), net	(227)	(367)	(1,073)	(1,217)	(1,492)

Income (loss) before income taxes	$(992)	$843	$(2,194)	$(1,168)	$724

Supplemental information

The following tables and discussion present the Company’s revenue by product line, as well as revenue and long-lived assets by geographic region.

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)

Revenue
Product
Device	$20,215	$26,728	$37,088	$17,339	$22,662
Software	5,770	8,788	13,234	6,222	8,130

Total product	25,985	35,516	50,322	23,561	30,792

Service
Maintenance and support	13,755	17,447	21,439	10,169	12,470
Professional services and training	1,399	3,840	7,742	3,666	4,735

Total service	15,154	21,287	29,181	13,835	17,205

Total revenue	$41,139	$56,803	$79,503	$37,396	$47,997

The Company’s revenue by geographic region, based on customer location, is summarized as follows:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2009	2010	2011	2011	2012

				(unaudited)	(unaudited)
Revenue
United States	$37,517	$51,266	$73,719	$34,270	$42,170
International	3,622	5,537	5,784	3,126	5,827

Total revenue	$41,139	$56,803	$79,503	$37,396	$47,997

Of the Company’s long-lived assets (in thousands) of $1,311, $1,307, $2,701 and $2,694 as of December 31, 2009, 2010, and 2011 and June 30, 2012 (unaudited), respectively, $1,311, $1,302, $2,646 and $2,565 were located in the United States, respectively.

15. Income taxes

The components of income (loss) before income taxes are as follows:

	Years ended December 31,
(in thousands)	2009	2010	2011

United States	$(992)	$921	$(2,421)
International	—	(78)	227

Total income (loss) before income taxes	$(992)	$843	$(2,194)

The components of the provision (benefit) for income taxes are as follows:

	Years ended December 31,
(in thousands)	2009	2010	2011

Current
Federal	$—	$(26)	$25
State	—	83	156
Foreign	—	9	55

	—	66	236

Deferred
Federal	—	(310)	60
State	—	(96)	9
Foreign	—	(27)	(20)

	—	(433)	49

Total income tax provision (benefit)	$—	$(367)	$285

The Company had an effective tax rate of (13%) and 53% for the periods ended December 31, 2011 and June 30, 2012 (unaudited), respectively. The difference in rates is primarily due to an increase in pre-tax book income and unfavorable book to tax adjustments due to warrant fair value adjustments and stock compensation expense for the period ended June 30, 2012 (unaudited).

Reconciliation of the provision for income taxes at the statutory rate to the Company’s provision for income tax is as follows:

	Years ended December 31,
(in thousands)	2009	2010	2011

U.S. federal taxes (benefit) at statutory rate	$(332)	$316	$(746)
State income taxes, net of federal benefit	183	3	109
Foreign income taxes at rates other than the US rate	(4)	2	(72)
Stock-based compensation	167	229	340
Change in valuation allowance	(230)	(1,168)	546
Non-deductible warrant expense	80	110	334
Non-deductible acquisition costs	—	283	—
Research and development credits	94	(174)	(290)
Other	42	32	64

Total	$—	$(367)	$285

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

	As of December 31,		As of June 30,
(in thousands)	2010	2011	2012

			(unaudited)
Deferred tax assets
Net operating loss carryforward	$18,659	$17,775	$15,841
Research and development credits	1,982	2,365	2,475
Depreciation and amortization	364	55	58
Reserves and accruals	1,648	3,229	3,883

Total deferred tax assets	22,653	23,424	22,257
Valuation allowance	(21,588)	(22,687)	(21,729)

Net deferred tax assets	1,065	737	528
Deferred tax liabilities	(1,103)	(824)	(644)

Net deferred tax liabilities	$(38)	$(87)	$(116)

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not more likely than not that all of the deferred tax assets in the U.S. and Canada can be realized as of December 31, 2011; accordingly, the Company has recorded a full valuation allowance on its deferred tax assets. The Company’s valuation allowance decreased by $116,000 and $1.1 million for the years ended December 31, 2009 and 2010, and increased by $1.1 million for the year ended December 31, 2011. The changes in the valuation allowances were primarily due to the utilization of loss carryforwards and changes in temporary differences between tax and financial statement recognition of revenue and expense.

At December 31, 2011, the Company had $44.2 million and $47.8 million, respectively, of federal and state net operating loss carryforwards. The federal net operating loss carryforward begins expiring in 2015, and the state net operating loss carryforward begins expiring in 2012, if not utilized.

In addition, the Company has federal research and development tax credits carryforwards of approximately $1.5 million and state research and development tax credit carryforwards of approximately $1.4 million. The federal credit carryforwards begin expiring 2013 and the state credits carry forward indefinitely. The Internal Revenue Code contains provisions which limit the amount of net operating loss and research credit carryforwards that can be used in any given year if a significant change in ownership has occurred. The Company incurred ownership changes in 2000 and 2004, and as a result $26.9 million of net operating losses and $0 of research credits are subject to varying limitations. As a result, $0.2 million of the net operating losses and $0 of research credit carryforwards would expire before utilization, and the Company has adjusted the deferred tax assets accordingly. The net operating losses and research credits after 2004 are not subject to limitation.

The Company adopted ASC 740-10-50 “Accounting for Uncertainty of income Taxes” (“ASC 740-10-50”), on January 1, 2009.

The following table reflects changes in the unrecognized tax benefits since January 1, 2010:

	Years ended December 31,
(in thousands)	2010	2011

Gross amount of unrecognized tax benefits as of the beginning of the period	$539	$675
Increases related to prior year tax provisions	—	—
Decreases related to prior year tax provisions	(3)	(1)
Increases related to current year tax provisions	139	234

Gross amount of unrecognized tax benefits as of the end of the period	$675	$908

As a result of the Company’s historic losses and related valuation allowances, the Company has recorded the uncertain tax amounts above entirely as reductions to deferred tax assets which are subject to a full valuation allowance in its consolidated balance sheet. The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense. As of December 31, 2010 and 2011, penalties and interest were zero for all periods. As the Company is not currently under examination, it is reasonable to assume that the balance of gross unrecognized tax benefits will likely not change in the next 12 months.

The Company files income tax returns in the United States on federal basis and various states. The Company is not currently under any United States federal, state and local, or non-U.S. income tax examinations by tax authorities for any taxable years. All of the Company’s net operating losses and research credit carryforwards prior to 2007 are subject to tax authority adjustment and all years after 2006 are still subject to the tax authority examinations.

The Company has not provided for U.S. federal and foreign withholding taxes on $0.3 million of the Company’s non-U.S. subsidiaries’ undistributed earnings as of December 31, 2011, because such earnings are considered indefinitely reinvested in its international operations.

16. Subsequent events

The Company has evaluated subsequent events after the balance sheet date through August 23, 2012, which is the date the financial statements were issued. The Company determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements.

17. Reverse stock split

The Board of Directors of the Company and its stockholders approved a 1-for-6 reverse stock split of the Company’s common and preferred shares that was effected on March 26, 2012. All share and per share information included in the accompanying financial statements have been adjusted to reflect this reverse stock split.

OptiVox Product Line of the

White Stone Group, Inc.

December 31, 2009 and October 7, 2010

Report of independent auditors

To the Shareholders and Board of Directors of The White Stone Group. Inc.:

We have audited the accompanying balance sheets of the OptiVox Product Line (OptiVox) of The White Stone Group, Inc. (TWSG) as of December 31, 2009 and October 7, 2010 and the related statements of operations, changes in net contributions from (to) TWSG and cash flows for the year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010. These financial statements are the responsibility of TWSG’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TWSG’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the OptiVox Product Line of The White Stone Group, Inc. as of December 31, 2009 and October 7, 2010, and the results of its operations and cash flows for the year ended December 31, 2009 and the period from January 1, 2010 to October 7, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B to the financial statements, the accompanying financial statements include allocation estimates of certain costs shared with TWSG.

/s/ PERSHING YOAKLEY & ASSOCIATES PC

Knoxville, Tennessee

July 22, 2011

OptiVox product line of the White Stone Group, Inc.

Balance sheets

	December 31, 2009	October 7, 2010

Assets
Current assets
Cash and cash equivalents	$67,040	$18,940
Accounts receivable	102,181	188,209
Prepaid expenses and other assets	12,050	17,429

Total current assets	181,271	224,578
Property and equipment, net	76,761	39,600

Total assets	$258,032	$264,178

Liabilities and net contributions from (to) TWSG

Current liabilities
Accounts payable	$23,330	$48,281
Accrued compensated absences	51,597	78,499
Other accrued expenses	18,535	20,888
Unearned revenue	123,775	133,167
Current portion of capital lease obligation	4,949	4,864

Total current liabilities	222,186	285,699
Capital lease obligation, less current portion	5,805	1,798

Total liabilities	227,991	287,497
Commitments and contingencies—Notes G and H
Net contributions from (to) TWSG	30,041	(23,319)

Total liabilities and net contributions from (to) TWSG	$258,032	$264,178

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Statements of operations

	Year ending December 31, 2009	January 1, 2010 to October 7, 2010

Revenues	$1,137,863	$1,006,576
Cost of revenue	695,214	471,206

Gross profit	442,649	535,370

Operating expenses
Sales and marketing	87,547	120,152
General and administrative	1,424,778	1,374,674

Total operating expenses	1,512,325	1,494,826

Operating loss	(1,069,676)	(959,456)
Interest expense	56,017	132,346

Net loss before income taxes	(1,125,693)	(1,091,802)
Income tax expense	559	520

Net loss	$(1,126,252)	$(1,092,322)

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Statements of changes in net contributions from (to) TWSG

Net contributions from (to) TWSG

Balance at January 1, 2009	$121,828
Net loss	(1,126,252)
Net cash contributions from TWSG	1,034,465

Balance at December 31, 2009	30,041
Net loss	(1,092,322)
Net cash contributions from TWSG	1,038,962

Balance at October 7, 2010	$(23,319)

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Statements of cash flows

	Year ended December 31, 2009	January 1, 2010 to October 7, 2010

Cash flows from operating activities
Net loss	$(1,126,252)	$(1,092,322)
Adjustments to reconcile net loss to net cash used in activities:
Depreciation of property and equipment	97,090	47,547
Increase (decrease) in cash due to changes in:
Accounts receivable	(20,586)	(86,028)
Prepaid expenses and other assets	(5,900)	(5,379)
Accounts payable	20,564	24,951
Accrued compensated absences	13,238	26,902
Other accrued expenses	18,535	2,353
Unearned revenue	53,916	9,392

Total adjustments	176,857	19,738

Net cash used in operating activities	(949,395)	(1,072,584)

Cash flows from investing activities
Purchases of property and equipment	(12,230)	(10,386)

Net cash used in investing activities	(12,230)	(10,386)

Cash flows from financing activities
Net contributions from TWSG	1,034,465	1,038,962
Payments on capital lease obligation	(5,800)	(4,092)

Net cash provided by financing activities	1,028,665	1,034,870

Net increase (decrease) in cash and cash equivalents	67,040	(48,100)
Cash and cash equivalents, beginning of period	—	67,040

Cash and cash equivalents, end of period	$67,040	$18,940

Supplemental information
Cash paid during period for
Interest	$—	$—
State income taxes	$—	$890
Non-cash transactions
Equipment purchased through capital lease	$2,650	$—

The accompanying notes are an integral part of these financial statements.

OptiVox product line of the White Stone Group, Inc.

Notes to financial statements

Note A. Organization and operations

OptiVox (OptiVox) is a Product Line of The White Stone Group, Inc. (TWSG). During the periods presented herein, OptiVox operated out of various legal entities which were wholly-owned by TWSG or by TWSG shareholders individually (Note B). OptiVox provides a method for communication exchange at patient “hand-offs” occurring between hospital caregivers (such as nurses at shift changes).

Note B. Significant accounting policies

Basis of presentation/ownership of OptiVox

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America using the historical results of operations and historical bases of the assets and liabilities of the OptiVox product line. The historical results of operations, financial position, and cash flows of OptiVox may not be indicative of what they would have been had OptiVox been a separate stand-alone entity, nor are they indicative of what OptiVox’s results of operations, financial position and cash flows may be in the future.

Costs directly attributable to OptiVox presented in the accompanying financial statements include salaries and wages, certain employee benefits, depreciation, long-distance phone and data center charges, legal services, accounting services, and sales and marketing. OptiVox also received services and support from TWSG during the periods included in these financial statements. The costs associated with the services and support functions provided by TWSG have been allocated to OptiVox using methodologies primarily based on proportionate number of personnel or other factors (square footage, etc.). These allocated expenses include financing costs, liability insurance, human resources, as well as facility and other corporate and infrastructural services. Expense allocations have been determined on bases considered to be a reasonable reflection of the utilization of services provided to OptiVox.

The following is a summary of the expense allocations:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

General and administrative	$97,959	$84,669
Interest expense	56,017	132,346

Total	$153,976	$217,015

TWSG uses a centralized approach to the financing of its operations. As a result, such debt is recorded at TWSG and is not included in OptiVox’s financial statements. Cash necessary to capitalize and fund OptiVox’s operations has been provided by TWSG in the form of cash advances or payments on behalf of OptiVox, reduced by cash flows generated by OptiVox and remitted to TWSG. Interest has been charged to OptiVox for these cash advances (Note C).

All significant transactions between OptiVox and other TWSG operations or businesses are included in these financial statements. All transactions between OptiVox and TWSG are considered to be effectively settled for cash for purposes of the Statements of Cash Flows at the time the transactions are recorded.

Prior to June 1, 2009, OptiVox was a product line of TWSG. On March 25, 2009, TWSG capitalized Clinical Health Communications, Inc. (CHC) and on April 20, 2009, TWSG distributed all CHC stock to TWSG shareholders in a tax-free exchange. Under the terms of this stock distribution, the shareholders of CHC could only sell their CHC stock to TWSG. On June 1, 2009, TWSG transferred substantially all OptiVox operations to CHC and TWSG continued to provide administrative support to the OptiVox Product Line. On October 7, 2010, TWSG reacquired ownership of, and liquidated, CHC. On October 8, 2010, certain assets of the OptiVox product line were sold to a third party.

The accompanying financial statements present the OptiVox product line and do not reflect any changes in financial position or results of operation as a result of the transfer of operations to CHC, the distribution of CHC stock to TWSG shareholders, the subsequent re-acquisition of CHC stock by TWSG or the liquidation of CHC, as these transactions were undertaken by entities under common control.

Net contributions from (to) TWSG

The accompanying financial statements present the accumulated net income (loss) of the OptiVox Product Line, along with the net cash advances from TWSG, as Net Contributions From (To) TWSG. The net cash advances consist primarily of payroll and employee benefit costs along with other direct operating costs paid by TWSG on behalf of OptiVox (Note C).

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the collectibility of accounts receivable and realization of deferred tax assets.

Cash and cash equivalents

OptiVox considers all highly liquid investments with a maturity of three months or less when purchased to be cash or cash equivalents. OptiVox maintains separate bank accounts for the deposit of collections of accounts receivable and payment of certain operating expenses. Other expenses are paid by TWSG and reimbursed by OptiVox as cash flows permit. OptiVox had no deposits in excess of FDIC insurance limits at December 31, 2009 or October 7, 2010.

Accounts receivable/allowance for bad debts

OptiVox will establish an allowance for uncollectible accounts receivable when management identifies adverse situations that may affect the repayment of an account receivable. This allowance is established through a provision for bad debts charged to earnings. As of December 31, 2009 and October 7, 2010, management believes that all accounts are fully collectible and, therefore, there is no estimated allowance for uncollectible accounts. Periodically, OptiVox may identify uncollectible accounts which are charged directly to earnings. Amounts charged against earnings in 2009 and 2010 were not significant.

Property and Equipment

Property and equipment are stated at cost. Depreciation of equipment is provided for by the straight-line method over the estimated useful life of the assets which ranges from three to five years. Hardware utilized to house OptiVox software at customer locations is reflected as part of Property and Equipment. Equipment held under capital lease arrangements are amortized by the straight-line method over the term of the related lease or the estimated useful life of the asset, whichever is shorter. Amortization of equipment held under a capital lease obligation is reported as part of depreciation expense in the accompanying statements of operations. Costs of maintenance and repairs are expensed as incurred.

OptiVox reviews long-lived assets for impairment whenever circumstances and situations change indicating that the carrying amounts may not be recoverable. At December 31, 2009 and October 7, 2010, management believed there were no such impairments.

Revenue recognition/costs of revenue

OptiVox’s revenue consists of fees from the licensing of its proprietary software and related hardware and are typically billed and collected on a month-to-month basis. Licensing contracts generally are cancellable upon 30 days notice after an initial twelve-month licensing term. OptiVox recognizes revenues when a license agreement has been signed by both parties, the product has been installed, there are no unusual uncertainties surrounding the product acceptance and collection is probable.

In connection with the licensing of its systems, OptiVox provides ongoing maintenance and updates without charge during the license term. Substantially all customers are billed and pay on a month-to-month basis and OptiVox management believes that any such future expenses will be minimal and will not have a material impact on the results of operations.

Cost of revenue consist primarily of depreciation of hardware, long-distance phone charges, data center charges and labor costs for maintenance and support of existing systems.

Fees collected in advance are deferred and recognized on a straight-line basis over the term of the prepayment period. Fees collected but not earned at December 31, 2009 and October 7, 2010 are classified as unearned revenue in the accompanying Balance Sheets. OptiVox also provides training hours as part of the initial product licensing. Training fees collected but not earned at December 31, 2009 and October 7, 2010 are not considered significant.

Sales and Marketing

OptiVox’s policy is to expense advertising costs as incurred. Advertising expense was approximately $64,000 in 2009 and $90,000 in the period January 1, 2010 to October 7, 2010 and included as part of sales and marketing expense. Sales and marketing expense consists of these advertising costs and commissions and do not include any salaries, benefits or other costs.

Income taxes

OptiVox does not file separate tax returns but rather is included in the income tax returns filed by TWSG or CHC in various domestic jurisdictions. For purposes of these financial statements, the tax provision was determined from OptiVox’s Product Line financial information, including allocations and eliminations deemed necessary by management as though OptiVox was filing its own tax return. Further assumptions made in the determination of taxes are stated in Note E.

OptiVox recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect at period end for the year the differences are expected to reverse. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all of, or some portion of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.

OptiVox had no uncertain tax positions at December 31, 2009 or October 7, 2010. As such, no interest or penalties were recognized in the statements of operations related to unrecognized tax benefits.

Comprehensive loss

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the year ended December 31, 2009 and period ended October 7, 2010, comprehensive loss equaled net loss.

New accounting pronouncements

OptiVox adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 855, Subsequent Events, during the year ended December 31, 2009 which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. OptiVox has evaluated all events or transactions that occurred through July 22, 2011, the date the financial statements were available to be issued.

Note C. Transactions with the White Stone Group, Inc. and other related parties

TWSG pays certain of OptiVox’s expenses and is reimbursed by OptiVox as cash flows permit. TWSG charges OptiVox interest on such advances at 13% of the outstanding net cash advance and is reflected as a separate component in the accompanying statements of operations. No formal debt agreement exists between TWSG and OptiVox, however, consistent with past practices such costs are allocated to OptiVox to reflect financing costs incurred by TWSG to operate the OptiVox product line. Total interest expense recognized due to TWSG cash advances in 2009 was $55,012 and $131,648 in the period ended October 7, 2010.

OptiVox shares and operates under numerous agreements executed by TWSG with third parties, including but not limited to use of facilities leased, equipment held under leasing arrangements and purchasing agreements.

OptiVox incurred professional service fees during the period ended October 7, 2010 from a TWSG Board member in the amount of $13,425 which is reflected as part of general and administrative expense in the accompanying statement of operations for the period January 1, 2010 through October 7, 2010.

Note D. Property and equipment

Property and equipment consist of the following at December 31, 2009 and October 7, 2010:

	December 31, 2009	October 7, 2010

Office software	$4,531	$7,128
Office and other equipment	44,233	52,022
Hardware equipment	326,958	326,958
Equipment held under capital lease	14,970	14,970

	390,692	401,078
Less: Accumulated depreciation	(313,931)	(361,478)

Balance, end of period	$76,761	$39,600

Depreciation expense for the year ended December 31, 2009 was $97,090 and the period ended October 7, 2010 was $47,547. Net book value of equipment held under a capital lease arrangement was $9,333 and $5,851 as of December 31, 2009 and October 7, 2010, respectively.

Note E. Income taxes

The components of income tax expense calculated under the separate return method are as follows:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

Current	$559	$520
Deferred	—	—

Total income tax expense	$559	$520

The current provision for federal income tax expense, if any, differs from the application of federal and state tax rates to net income (loss) before income taxes primarily due to timing differences related to depreciation and accrued and/or prepaid expenses, as well as valuation reserves established against deferred tax assets related to net operating losses.

The difference between income tax expense and the amount resulting from applying federal and state statutory rates of 34% and 6.5%, respectively, to income before income taxes is attributable to the following:

	Year ended December 31, 2009	January 1, 2010 through October 7, 2010

Income tax expense at statutory rates	$(431,028)	$(418,051)
Meals and entertainment	4,511	1,600
Key man life insurance	—	871
Change in valuation allowance	433,632	420,109
State income tax minimums	518	520
Impact of differing state apportionment and tax rates	(6,655)	(4,924)
Expiration of state NOL carryforward	—	1,103
Other	(419)	(708)

Total income tax expense	$559	$520

OptiVox has federal net operating loss carryforwards of approximately $4,370,000 and $5,440,000, respectively, and state net operating loss carryforwards of approximately $4,970,000 and $6,130,000, respectively, at December 31, 2009 and October 7, 2010. Federal net operating losses may be used to offset future federal taxable income and expire in 2025 through 2030. State net operating losses may be used to offset future state taxable income to the extent permitted by applicable state statute, expiring between 2011 and 2030.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax assets calculated under the separate return method are as follows:

	December 31, 2009	October 7, 2010

Deferred tax assets
Accruals and reserves	$20,897	$31,792
Depreciation	10,784	16,322
Net operating loss carryforwards	1,810,055	2,246,957

Total deferred tax assets	1,841,736	2,295,071
Valuation allowance	(1,730,170)	(2,150,279)

Net deferred tax assets	111,566	144,792
Deferred tax liabilities
Deferred state income tax expenses	111,566	137,733
Prepaid expenses	—	7,059

Total deferred tax liabilities	111,566	144,792

Net deferred tax liabilities	$—	$—

OptiVox has evaluated the likelihood of the realization of the net deferred tax assets considering the federal and state net operating losses incurred. Management has established a 100% valuation reserve for the net deferred tax asset at each period end, respectively.

FASB ASC 740, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740, requires the evaluation of tax positions taken or expected to be taken in the course of preparing OptiVox’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority, including resolution of any appeals or litigation, based on the technical merits of the position, including administrative practices and precedents. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in OptiVox recording a tax liability that would reduce net assets. Tax positions not deemed to meet a “more likely than not” threshold would be recorded as tax expense in the current year. Management’s analysis of uncertain tax positions resulted in no change in the statements of operations for the year ended December 31, 2009 and period ended October 7, 2010.

Note F. Employee benefit and incentive plans

TWSG sponsors a 401(k) Plan for eligible employees, which included OptiVox employees. Prior to 2009, TWSG matched 100% of the employee’s contributions, not to exceed 6% of compensation. Effective January 1, 2009, TWSG amended the Plan to cease matching contributions.

TWSG also has an incentive bonus plan under which employees receive additional payments based upon revenue and profitability targets. No payments related to this incentive plan were made in 2009 or 2010.

Note G. Commitments and contingencies

Operating leases:    TWSG leases existing office space under an operating lease. Lease expense is allocated to OptiVox based on square footage occupied by OptiVox employees. Total rental expense allocated was $45,005 for the year ended December 31, 2009 and $37,350 for the period ended October 7, 2010. The following summarizes OptiVox’s allocated portion of the future obligations from TWSG’s future minimum lease payments for the years ending December 31:

December 31,

2011	$66,236
2012	68,237
2013	70,286
2014	29,644

Total minimum lease payments	$234,403

Other obligations:    OptiVox recognizes certain hardware under a capital lease arrangement between TWSG and a third party maturing through March 2012, with interest accruing at 10%. OptiVox’s portion of the capital lease obligation and related interest expense has been allocated from TWSG. The following summarizes OptiVox’s future payments, including interest, related to such obligations as of October 7, 2010:

December 31,

2011	$5,263
2012	1,812

7,075
Less: interest	(413)

Total	$6,662

Warranties:    OptiVox warrants that, with normal use and service, the licensed software will substantially conform to the documentation delivered with the licensed software. OptiVox’s sole responsibility is to replace the nonconforming licensed software with a corrected copy upon the return of all licensee copies of the nonconforming licensed software. OptiVox has not experienced any warranty claims for the year ended December 31, 2009 or the period ended October 7, 2010. Management believes that any such future claims will be minimal and will not have a material impact on the results of operations of OptiVox. Accordingly, OptiVox has not provided for warranty costs in the accompanying financial statements.

Note H. Concentration of credit risk

Financial instruments that potentially subject OptiVox to a significant concentration of credit risk consist principally of accounts receivable, as OptiVox generally requires no collateral. At December 31, 2009, three customers represented 47% of total accounts receivable. At October 7, 2010, one customer represented 26% of accounts receivable. Further, one customer accounted for 12% of OptiVox’s revenues in 2009 and 11% in 2010. OptiVox’s customers were domiciled in 17 different states in 2009 and 18 different states in 2010.

4,825,000 shares

Common stock

Prospectus

J.P. Morgan	Piper Jaffray

Baird	William Blair

September 6, 2012

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.